Exhibit 99.1

Banco Itaú Holding Financeira S.A.

Management Discussion and Analysis
Complete Financial Statements
September 2004

Contents

Executive Summary	03

Analysis of the Consolidated Performance	11

Analysis of the Net Interest Margin	13

Results from Doubtful Debts	14

Banking Service Fees	16

Administrative Expenses	17

Tax Expenses	19

Analysis of the Pro Forma Results	20

Banco Itaú Segments	24

Banking	26

Credit Cards	28

Insurance, Capitalization and Pension Plans	30

Investment Funds and Managed Portfolio	35

Banco Itaú BBA	36

Balance Sheet by Currency	38

Risk Management	40

Activities Abroad	45

Ownership Structure	48

Performance in the Stock Market	50

Independent Auditors’ Report	53

Complete Financial Statements	54

Executive Summary

Highlights

R$ Million (except where indicated)

Statements of Income	3rd Q./04	2nd Q./04	3rd Q./03	Jan-Sep/04	Jan-Sep/03

Net Income	1,226	949	822	3,046	2,861
Extraordinary Result	(305)	0	(15)	(301)	(563)
Net Income	920	949	807	2,745	2,298
Net Interest Income	2,673	2,457	2,708	7,503	8,163
Net Income from Financial Operations	2,433	2,239	2,222	6,842	6,966
Bank Service Fees	1,508	1,454	1,323	4,366	3,778

Income per Shares (R$)
Consolidated Net Income (per thousand shares)	8.13	8.38	7.05	24.24	20.06
Number of Outstanding Shares (in million)	113,250	113,160	114,55	113,250	114,559
Book Value (per thousand shares)	118.95	113.00	100.07	118.95	100.07
Dividends / JCP (1) (R$ Million)	325	264	202	828	681
Dividends / JCP (1) per thousand shares	2.87	2.33	1.76	7.31	5.94
Market Capitalization (R$ Million - period end)	34,959	30,485	25,691	34,959	25,691
Market Capitalization (US$ Million - period end)	12,229	9,810	8,788	12,229	8,788

Performance Ratio (%)
Recurring ROE Annualized	41.7%	33.1%	31.9%	31.2%	34.6%
ROE Annualized	30.3%	33.1%	31.3%	28.1%	27.6%
ROA Annualized	2.7%	3.1%	2.7%	2.7%	2.6%
Solvency Ratio (BIS Ratio)	19.4%	19.5%	21.5%	19.4%	21.5%
Efficiency Ratio - Before Reclassifications	44.5%	47.3%	47.6%	46.8%	44.9%
Efficiency Ratio - After Reclassifications	43.1%	45.3%	46.3%	44.7%	43.6%

Consolidated Balance Sheet	30-Sep-04		30-Jun-04		30-Sep-03

Total Assets		138,520		122,760		118,982
Credit Operations	44,810		42,381	0	36,933
Sureties, Endorsements and Guarantees	6,249	51,059	6,332	48,713	5,766	42,699
Securities + Interbank Accounts		37,419		38,605		39,430
Total Deposits		37,590		36,041		34,414
Stockholder’s Equity of Itaú Consolidated		13,471		12,787		11,464

Relevant Data
Assets Under Management		93,774		89,565		72,817
Employees		42,152		42,206		42,196
Active Customers (Million)		9.3		9.1		9.2
Branches (units)		2,262		2,274		2,319
CSBs (units)		795		800		861
Automated Teller Machines (units)		20,703		20,362		19,244

(1)	JCP (Interests on Own Capital)

We point out that the figures referring to previous periods, shown in this report, have been reclassified for the purposes of comparability, without causing an impact on the net income.

We point out that the pro forma data referring to previous periods shown in this report have been reclassified due to the improvement of the criterion of allocated capital.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

3	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Third Quarter of 2004

Net Income and Return on Equity

Itaú’s performance has been driven by the adoption of strategies drawn up to meet the current demand from customers for loans and financing. With the growth in the volume of credit operations, we had a positive impact on the financial margin and on service fee income, as well as a natural increase in expenses for the allowance for loan losses, which were offset by the reversal of provisions associated with the recovery of financial capacity on the part of corporate customers. On the other hand, administrative expenses remained practically unchanged in relation to the previous period. The operational gains achieved generated a notable recurring result of R$ 1,226 million (amounting to an annualized return on equity of 41.7%), capable of absorbing the impact of the full amortization of the goodwill connected with the process of Itaú’s association with Companhia Brasileira de Distribuicao - CBD (reflected in the extraordinary expense of R$ 305 million in the period), leading to a consolidated net income of R$ 920 million, practically unchanged in relation to the result achieved in the previous quarter. For the ninth consecutive quarter, the annualized return on equity surpassed the notable mark of 30%, reaching 30.3%.

Net Interest Income

The expansion of the credit portfolio and the appropriate management of the securities portfolio caused a favorable impact on Itaú’s financial margin, resulting in an increase of R$ 216 million in relation to the second quarter of 2004, an amount that is equivalent to an increase of 8.8%. The financial margin associated with credit operations grew R$ 128 million in relation to the previous quarter, and 97.1% of this increase derived from the rise in the volume. This confirms the strategic importance of emphasizing the growth of the credit portfolio for forming results of the period, focusing on the segments where the opportunities are greater.

Bank Service Fees

Service fee income showed growth of R$ 54 million in relation to the previous quarter, totaling R$ 1,508 million in the third quarter of 2004. The preponderant factors for this increase were the larger volumes of credit operations and credit card transactions, both associated with the upturn in the economy, which raised revenues by R$ 32 million. There was also a greater volume of funds under management, which contributed towards the growth of R$ 23 million in funds management income.

Efficiency Ratio

Personnel expenses increased in this quarter, because of the setting up provision relating to the bank clerks’ collective salary agreement, which includes the salary increase, social contributions, benefits, and the respective impacts on the provisions for 13th salary and vacations. On the other hand, other administrative expenses remained unchanged in relation to the previous quarter. In this quarter, reclassifications were carried out in the financial statements, with the objective of allowing better comparability between Itaú’s results and those of its competitors. Accordingly, the efficiency ratio calculated from the reclassified financial statements amounted to 43.1% in the quarter, with a positive movement from the ratio of 45.3% achieved in the previous quarter.

On the other hand, if we calculated the efficiency ratio for the third quarter before the reclassifications, it would amount to 44.5%, against the 47.3% achieved in the second quarter of 2004.

4	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Third Quarter of 2004

Credit Operations (*)

(*)	Endorsements and Sureties included

The credit portfolio, including sureties and guarantees, showed positive growth of 4.8% in the quarter, adding up to R$ 51,059 million. Considering only local currency credit transactions, growth of 9.3% was seen in the same period, reaching R$ 38,280 million. Once again, notable growth was shown in the quarter in the portfolios of micro, small and medium businesses (10.7%), personal credit (12.7%) and vehicle finance (9.6%). The portfolio of credit intended for private individuals added up to R$ 17,243 million, with an increase of 9.1% in relation to June 2004. On the other hand, the portfolio of credit for corporate customers was partly affected by the 8.0% appreciation of the real against the dollar, amounting to R$ 33,816 million at September 30, 2004, compared to a balance of R$ 32,911 million at the end of June of this year.

NPL Ratio(*) - Individuals x Businesses (%)

(*)	Nonperforming Loans: Loans overdue for more than 60 days.

The favorable economic conditions seen throughout the third quarter of 2004 were reflected in the quality of Itaú’s credit portfolio. Generally speaking, the strong expansion in credit is being accompanied by a notable improvement in the portfolio’s performance indicators. In particular, the index of nonperforming loans is to be pointed out, calculated by dividing the transactions that have ceased generating revenues because of delay in payment by the total balance of the credit portfolio, which improved to 3.2%, from 3.5% in the previous quarter. We are not expecting an ongoing improvement in these indicators, because of the focus on credit products with higher margins, but, at the same time, with a greater credit risk.

Technical Reserves of Insurance,
Capitalization and Pension Plans

The technical provisions for insurance, pension plans and premium bonds amounted to R$ 10,048 million, showing growth of 8.4% in the third quarter of 2004. The highlight continues to be the VGBL family of products, which, when added to the other pension plan products, rose 9.8% in the same period, amounting to R$ 7,675 million in technical provisions. The technical provisions for pension plan operations (PGBL, VGBL and traditional plans) showed a notable growth of 307.7% in the last 24 months, far more than the 123.5% rise in the market (source: SUSEP - calculated between 08/31/2002 and 08/31/2004).

Unrealized Result

At September 30, 2004, the unrealized profit/loss in Itaú’s results added up to R$ 2,871 million, an increase of 7,6% in relation to the previous quarter. The unrealized profit/loss benefited from the improvement in the perception of risk by the various economic agents about the performance of the Brazilian economy. Accordingly, the effect of marking to market securities classified as held to maturity corresponded to an appreciation of R$ 109 million. Likewise, securities available for sale appreciated by R$114 million.

It is important to remember that this unrealized amount may be realized as income/expense in the course of time and as and when the financial instruments that originated them are realized under market conditions similar to those at the end of September 2004. Itaú also has a balance of R$ 1,000 million of provision in excess of the minimum required for loan losses, which has not been taken into consideration in the unrealized profit/loss.

5	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Balance Sheet

R$ Million

				Variation

ASSETS	Sep 30, 04	Jun 30, 04	Sep 30, 03	Sep.04-Jun.04	Sep.04-Sep.03

Current and Long Term Assets	135,455	119,545	115,744	15,910	19,711
Cash And Cash Equivalents	1,926	1,725	1,644	201	282
Short-term Interbank Deposits	25,397	17,149	22,785	8,248	2,612
Securities and Derivative Financial Instruments	28,258	28,397	29,060	(138)	(801)
Interbank and Interbranch Accounts	11,263	10,396	8,891	867	2,372
Loans, Leasing Operations and Other Credits	44,810	42,381	36,933	2,429	7,878
(Allowance for Loan Losses)	(3,027)	(3,065)	(3,290)	38	264
Other Assets	26,828	22,563	19,723	4,264	7,105
Foreign Exchange Portfolio	14,375	10,657	7,796	3,719	6,579
Others	12,452	11,906	11,926	546	526

Permanent Assets	3,065	3,214	3,238	(150)	(173)
Investments	888	982	878	(95)	9
Fixed Assets	1,942	1,982	2,092	(41)	(150)
Deferred Changes	235	250	268	(14)	(33)

TOTAL ASSETS	138,520	122,760	118,982	15,760	19,538

R$ Million

				Variation

LIABILITIES	Sep 30, 04	Jun 30, 04	Sep 30, 03	Sep.04-Jun.04	Sep.04-Sep.03

Current and Long Term Liabilities	123,888	108,738	106,461	15,149	17,427
Deposits	37,590	36,041	34,414	1,549	3,177
Demand Deposits	9,723	9,551	7,100	171	2,623
Saving Account	18,224	17,801	16,867	423	1,357
Interbank Deposits	621	870	1,070	(249)	(449)
Time Deposits	9,023	7,818	9,377	1,205	(354)
Deposits Received under Securities
Repurchase Agreements	21,929	12,995	18,294	8,934	3,635
Funds from Acceptances and Issue
of Securities	4,268	3,791	5,349	477	(1,081)
Interbank and Interbranch Accounts	2,476	2,366	1,958	110	518
Borrowings and On-lendings	11,269	13,233	13,484	(1,964)	(2,215)
Derivative Financial Instruments	786	780	669	6	118
Technical Provisions for Insurance,
Pension Plans and Cap	10,048	9,267	6,086	780	3,962
Other Liabilities	35,522	30,265	26,208	5,256	9,314
Foreign Exchange Portfolio	14,643	10,766	8,098	3,877	6,545
Subordinated Debt	4,835	5,042	4,770	(207)	65
Others	16,044	14,458	13,340	1,586	2,704
Deferred Income	57	60	74	(2)	(16)
Minority interest in subsidiaries	1,104	1,174	984	(70)	120

Stockholder’s Equity	13,471	12,787	11,464	684	2,007

TOTAL LIABILITIES	138,520	122,760	118,982	15,760	19,538

Deposits	37,590	36,041	34,414	1,549	3,177
Assets under Management	93,774	89,565	72,817	4,209	20,957

Total Deposits + Assets Under Management	131,364	125,607	107,230	5,758	24,134

6	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Consolidated Statement of Income

R$ Million

					Variation

	3rd Q./04	2nd Q./04	Jan-Sep/04	Jan-Sep/03	3rd Q.04 - 2nd Q.04	Jan-Sep/04 - Jan-Sep/03

Income from Financial Operations	2,712	5,367	12,524	9,515	(2,655)	3,009
Loans and leasing operations	1,755	3,002	7,096	4,990	(1,247)	2,106
Securities	509	1,846	3,952	2,818	(1,337)	1,134
Financial Income of Insurance,
Capitalization and Pension Plans	333	306	904	834	27	71
Trade Finance and Foreign Exchange Portfolio	(25)	55	114	134	(80)	(20)
Compulsory Deposits	140	158	458	740	(18)	(282)

Expenses from Financial Operations	(39)	(2,910)	(5,021)	(1,352)	2,871	(3,669)
Deposits, Money Market and Interbank Funds	(310)	(1,855)	(3,691)	(2,629)	1,546	(1,062)
Financial Expense of Insurance, Capitalization
and Pension Plans	(265)	(225)	(686)	(519)	(40)	(167)
Borrowings, Assignments and On-lending	536	(829)	(645)	1,796	1,365	(2,440)

Net Interest Income	2,673	2,457	7,503	8,163	216	(660)

Result for Loan Losses	(241)	(218)	(661)	(1,197)	(22)	536
Provision for Loan and Lease Losses	(402)	(383)	(1,148)	(1,592)	(19)	444
Credits Recoveries and Renegociated	161	165	487	395	(3)	92

Net Income from Financial Operations	2,433	2,239	6,842	6,966	194	(124)

Other Operation Income (Expenses)	(775)	(662)	(2,199)	(2,465)	(113)	266
Banking Service Fees	1,508	1,454	4,366	3,778	54	588
Partial Result of Insurance, Capitalization
and Pension Plans	193	201	590	537	(9)	53
Administrative Expenses	(1,886)	(1,826)	(5,481)	(5,334)	(60)	(147)
Tax Expenses	(375)	(309)	(1,030)	(766)	(66)	(264)
Equity in Income (Losses) of
Unconsolidated Investments	(57)	62	35	(34)	(119)	69
Other Operating Income	62	68	208	261	(6)	(53)
Other Operating Expenses	(220)	(313)	(888)	(907)	93	19

Operating Income	1,658	1,577	4,643	4,501	81	142

Non-operating Income	(8)	15	2	(70)	(23)	72

Income before Income Tax and
Social Contribution	1,650	1,592	4,645	4,431	58	214

Income Tax and Social Contribution	(412)	(474)	(1,313)	(1,386)	62	73
Extraordinary Results	(305)	0	(301)	(563)	(305)	263
Profit Sharing	(90)	(84)	(271)	(241)	(7)	(30)
Minority Interests	77	(85)	(15)	57	163	(72)

Net Income	920	949	2,745	2,298	(28)	447

Number of shares outstanding - In Thousand	113,250,221	113,159,755	113,250,221	114,559,146	90,466	(1,308,925)
Book value per thousand shares - (R$)	118.95	113.00	118.95	100.07	5.95	18.88
Net income per thousand shares - (R$)	8.13	8.38	24.24	20.06	(0.26)	4.18

It is important to point out that the impacts of exchange rate variation on permanent investments abroad are distributed in the lines of the Statement of Income, according to the nature of the balance sheet accounts that originated them.

The effects of exchange rate variation on these investments are as follows: in the periods in which the real appreciates against foreign currencies, reductions in reais occur in foreign currency assets, the balancing item for which is a reduction in the income from the same assets; likewise, in those periods, reductions in foreign currency liabilities occur, leading to a reduction in expenses on these liabilities. On the other hand, in the periods in which the real depreciates in relation to the dollar, we see an opposite movement to those previously described.

Accordingly, the 8.0% appreciation of the real against the dollar (with the quotation falling from R$ 3.1075 to R$ 2.8586), compared to a 6.8% depreciation in the second quarter of 2004 (with the quotation rising from R$ 2.9086 to R$ 3.1075) is responsible for the large variation in income and expenses from financial intermediation, when we compare the results for these periods.

7	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary — Third Quarter of 2004

Income by Segments

Banco Itaú — Banking

The increase in the volume of credit operations and the appropriate management of the securities portfolio caused a favorable impact on the financial margin of Banco Itaú — Banking in the third quarter of 2004. The growth in credit operations led to a consequent increase in expenses for allowances for loan losses.

Credit Cards

The net income from credit card transactions amounted to R$ 122 million in this quarter, which shows a fall of 10.0% in relation to the previous quarter. This was chiefly due to the greater impact of operational measures implanted in the previous quarter, both in the recovery of written-off credits, and in expenses for allowances for loan losses. In this quarter the greater volume of financings also called for a rise in provisions. On the other hand, the increase in the volumes of invoicing and financing brought in greater service fee income, in particular from interchange and call centers. In relation to administrative expenses, an increase was seen in expenses for personnel, third party services, and advertising.

Insurance, Capitalization, and Pension Funds

The segment once again contributed in a notable way to the formation of Itaú’s results, accounting for 11.3% of the total of the third quarter of 2004. Earned premiums showed growth of R$ 17 million, in relation to the previous quarter, with growth in the automobile and property risks lines. Retained claims increased R$ 29 million, mainly because, of the increased claims level in the life, personal accident and property risk lines. With the lower funding for the VGBL and Super PIC products, because of the seasonal nature of the campaigns, the results from pension plans and premium bonds showed a slight reduction in the quarter. The item ‘Others’, made up of service income (management fees on funds connected with PGBL and VGBL), other operating income and expenses, and non- operating income, showed growth of R$ 19 million. It is worth pointing out the Combined Ratio, involving insurance of automobiles, life, personal accidents, property risks and transports, which once again showed positive growth, reaching 92.7% in the quarter.

Funds Management and Managed Portfolios

The net income from funds management and managed portfolios was positively affected by the increase in the volume of funds under management, which grew 4.7% in the period, reaching R$ 93,774 million. Furthermore, the interruption in the fall in interest rates favored performance fee income.

Banco Itaú BBA

The financial margin of Banco Itaú BBA was positively affected by the rise in the number of the transactions involving structured products and derivatives and by the management of the exchange rate risk on the investments abroad. In the quarter, there was a reversal of allowance for loan losses, because of reclassification of risk and of the effects of the appreciation of the real in relation to the dollar on the credit portfolio denominated in foreign currency. The increase in service fee income occurred mainly from commissions received. Administrative expenses grew because of the increase in the number of transactions with corporate customers, expenses with institutional marketing, and the provision associated with the collective negotiations with the bank clerks. The 461.5% rise in expenses for income tax and social contribution on revenues is due mainly to the tax effect of the currency hedge derivative transactions for investments abroad.

Corporation

A highlight in the results of the Corporation is the growth in the financial margin that occurred because of the effect of the appreciation of the real on derivatives used to hedge liability positions, which were contracted by the corporation as part of its policy for managing Itaú’s currency gaps. The net expense for income tax and the social contribution was impacted by the greater payment/provisioning of interest on own capital, relating to the excess capital allocated to the Corporation. Finally, the extraordinary result reflects the full amortization of the goodwill associated with the association of Itaú with Companhia Brasileira de Distribuição — CBD.

8	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Third Quarter of 2004

The information shown below is based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA and was obtained using management information, reflecting more accurately manner the performance of the conglomerate’s various business units. Between the third and second quarter of 2004, the following variations occurred in the income statement of Itaú’s business segments:

PRO FORMA STATEMENT OF INCOME PER SEGMENT			R$ Million

Banco Itaú Pro Forma	3rd Q./04	2nd Q./04	Variation

Banking
Net Interest Income	1,661	1,607	53
Result from Loan Losses	(235)	(203)	(32)
Banking Service Fees	921	907	14
Administrative Expenses	(1,272)	(1,257)	(15)
Income Tax and Social Contribution	(150)	(246)	96
Other	(393)	(337)	(57)
Net Income	531	471	60

Credit Cards
Net Interest Income	312	317	(5)
Result from Loan Losses	(33)	(8)	(24)
Banking Service Fees	283	268	16
Administrative Expenses	(289)	(273)	(16)
Income Tax and Social Contribution	(53)	(61)	8
Other	(97)	(107)	9
Net Income	122	136	(13)

Insurance, Capitalization and Pension Plans
Net Interest Income	118	127	(9)
Earned Premiums	485	467	17
Result of Capitalization and Pension Plans	56	59	(3)
Retained Claims	(293)	(264)	(29)
Selling Expenses	(100)	(96)	(4)
Administrative Expenses	(157)	(151)	(6)
Income Tax and Social Contribution	(41)	(41)	(0)
Other	49	30	19
Net Income	117	131	(14)

Portfolio Management and Mutual Funds
Banking Service Fees	190	177	12
Administrative Expenses	(90)	(86)	(4)
Income Tax and Social Contribution	(27)	(25)	(2)
Other	(28)	(26)	(2)
Net Income	44	41	4
Net Income of Banco Itaú	814	778	36

Banco Itaú BBA Pro Forma

Net Interest Income	410	327	83
Result from Loan Losses	27	(7)	34
Banking Service Fees	83	76	7
Administrative Expenses	(104)	(89)	(16)
Income Tax and Social Contribution	(150)	(27)	(123)
Other	(54)	(83)	29
Net Income of Banco Itaú BBA	213	198	15

Corporation

Net Interest Income	173	79	93
Banking Service Fees	(1)	(1)	(0)
Administrative Expenses	(4)	(5)	1
Income Tax and Social Contribution	10	(74)	84
Extraordinary Result	(305)	—	(305)
Income from Subsidiaries and Minority Interest	21	(27)	49
Net Income of Corporation	(107)	(27)	(79)

NET INCOME of ITAÚ CONSOLIDATED	920	949	(29)

9	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary

Efficiency Ratio

Itaú has been carrying out a series of studies about the methodology for calculating the efficiency ratio at an international level.

To make our figures compatible with those practiced in other markets, we are carrying out a wide-ranging survey, and in the fourth quarter of 2004 we hope to divulge a new calculation for the ratio, in line with those practiced internationally.

Merely with the objective of advising the current stage of the studies and to give an idea of what the efficiency ratio would be, if we were to apply the methodology that we regard as most representative, we set out below a table with the comparative calculation for this indicator. In the new model under study, the efficiency ratio is the result of the comparison between non interest expenses and the sum of the net interest margin and the non interest income.

Non-interest expenses comprise personnel expenses, other administrative expenses, other operating expenses and part of the tax expenses for CPMF, ISS, IPTU and others. Is important to point out that the extraordinary result (mainly the goodwill amortization) will not compose the non interest expenses.

On the other hand, non-interest income is made up of service fee income; the partial result from insurance, pension plans and premium bonds; other operating income; and the tax expenses from financial intermediation, that is, PIS/Cofins.

In accordance with the proposed criterion, the efficiency ratio would amount to 53.0% in third quarter of 2004, showing positive movement from the 56.3% of the second quarter, as shown in the table below.

Efficiency Ratio				R$ Million
	New Model - under Studies			Current Model (after reclassifications)

Non Interest Expenses	3rd Q./04	2nd Q./04	Jan-Sep/04	3rd Q./04	2nd Q./04	Jan-Sep/04

Personnel Expenses	845	791	2,410	845	791	2,410
Other Administrative Expenses	1,041	1,034	3,071	1,041	1,034	3,071
Tax Expenses - Other *	103	98	302	—	—	—
Other Operating Expenses	220	313	888	—	—	—
TOTAL (A)	2,208	2,236	6,671	1,886	1,826	5,481

Net Interest Margin + Non Interest Income

Net Interest Margin	2,673	2,457	7,503	2,673	2,457	7,503
Credit Recoveries	—	—	—	161	165	487
Banking Service Fees	1,508	1,454	4,366	1,508	1,454	4,366
Partial Results from Insurance, Cap. and Pension	193	201	590	193	201	590
Tax Expenses - PIS / COFINS *	(272)	(211)	(728)	—	—	—
Other Operating Income	62	68	208	62	68	208
Other Operating Expenses	—	—	—	(220)	(313)	(888)
TOTAL (B)	4,164	3,970	11,940	4,378	4,033	12,267

EFFICIENCY RATIO (A / B)	53.0%	56.3%	55.9%	43.1%	45.3%	44.7%

10	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Analysis of the Consolidated Performance

The first nine months of 2004

2004 is a year that has been showing favorable economic conditions that have brought Itaú countless business opportunities and permitted good operational performance from its various segments of activity. In the light of these opportunities, Itaú has adopted the strategy of expanding its credit portfolio, which has been making a significant contribution to the formation of its results.

Accordingly, Itaú’s consolidated net income for the period from January to September 2004 added up to R$ 2,745 million. This result is 19.5% higher than the one obtained in the same period of 2003, and represents a return of 28.1% p.a. on equity of R$ 13,471 million at September 2004.

In the period between January and September 2004, the credit portfolio (including sureties and guarantees) showed growth of 15.9%, reaching R$ 51,059 million. If we take into consideration only the local currency credit transactions, the growth in the period attains the notable mark of 20.3%, reaching R$ 38,281 million.

The third quarter of 2004 — Economic context

The good performance from exports and the large fiscal surplus attained by the Brazilian government contributed towards sovereign risk reaching relatively low levels. This positive scenario was also reflected in the quotation of the real against the American dollar, leading the Brazilian currency to end the quarter with an appreciation of 8% in relation to the dollar.

On the other hand, inflationary pressures led the Central Bank, from July 2004 onwards, to begin to signal an increase in the basic interest rate. This movement started in September, with a 0.25% increase in the basic rate, which closed the quarter at the level of 16.25% per year.

The third quarter of 2004 — Itaú’s results

In the third quarter of 2004, Itaú achieved consolidated net income of R$ 920 million. This notable result for the period derives fundamentally from the Bank’s sound operation as a provider of financial services, as well as from its policy of diversifying and balancing its positions. The institution’s performance has been driven, in particular, by the adoption of strategies drawn up to meet the current demand for loans and financing from various economic agents, offering firm support for the country’s development. With the growth in the volume of credit transactions, we saw a positive impact on the financial margin, which amounted to R$ 2,673 million. Furthermore, there was an expansion in revenues associated with credit transactions, credit card services, and fund and portfolio management, which added up to R$ 1,508 million. On the other hand, other administrative expenses totaled R$ 1,041 million and remained practically unchanged in relation to the previous quarter, which shows the high degree of commitment of the whole Bank to controlling and rationalizing costs. Personnel expenses added up to R$ 845 million, showing an increase over the previous period, because of the provision for the readjustment of salary, social contributions and other benefits associated with the bank clerks’ collective salary agreement.

Macroeconomics Ratio

	3rd Q./04	2nd Q./04	Jan-Sep/04	Jan-Sep/03

CDI	4.0%	3.6%	11.8%	18.1%
Exchange Rate	-8.0%	6.8%	-1.1%	-17.3%
Exchange Rate (Quotation in R$)	2.8586	3.1075	2.8586	2.9234
IGPM	3.3%	4.0%	10.3%	7.1%
Savings (TR + 6% p.a.)	2.1%	1.9%	6.0%	8.7%

The operational gains achieved following the adoption of the strategy of expanding credit transactions generated a recurring result of R$ 1,226 million (corresponding to a return annualized over stockholders’ equity of 41,7%). This was capable of absorbing the impact of the full amortization of the goodwill connected with the process on Itaú’s association with Companhia Brasileira de Distribuição — CBD (reflected in the extraordinary expense of R$ 305 million in the period), and led to a net income that showed little change in relation to the result achieved in the previous quarter. For the ninth consecutive quarter, the annualized return on equity surpassed the notable mark of 30%, reaching 30.3%.

The portfolio of loans and financings, including sureties and guarantees, showed positive growth of 4.8% in the third quarter, adding up to R$ 51,059 million. Once again, notable growth was shown in the quarter by the portfolios of micro, small and medium businesses (10.7%), personal credit (12.7%) and vehicle finance (9.6%,).

The performance achieved by Itaú, higher than the average for the financial services industry in Brazil, is sustained, above all, by the constant effort to support the desires and initiatives of its customers. It is, however, important to point out that the Bank maintains a cautious posture, giving priority to customers with a better risk assessment, in such a way as to ensure the good quality of the portfolio.

12	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Net Interest Margin

The net interest margin of Itaú reached R$ 2,673 million in the third quarter of 2004, corresponding to an increase of R$ 216 million in relation to the second quarter of 2004, an amount that is equivalent to an increase of 8.8%.

The adoption of the strategy of increasing the volume of loan and finance operations has been contributing towards the increase in the Bank’s financial margin; this quarter, the financial margin on credit operations showed an increase of R$ 118 million in relation to the previous quarter, and 97,1% of this increase derived from the rise in the volume of operations.

Likewise, the policy of diversifying and balancing risks once again proved to be appropriate for facing the oscillations in the market and the consequent impact on the Bank’s positions at fixed rates, in foreign currency, referenced to price indices and associated with the country risk.

The gross margin of the results from treasury and gap management grew R$ 42 million in relation to the previous quarter. Mention should be made of the effect of the appreciation of the real on the liability position of foreign currency derivatives used for hedging the investments abroad. It should be remembered that Itaú’s gap management policy takes into consideration the tax effects arising from the positions taken up, in line with the strategy of low exposure to risk.

The set of events described above led to the expansion of the annualized rate of the financial margin, which reached 13.0% in the third quarter of 2004. This rate was 12.5% in the previous quarter.

Evolution of Net Interest Margin

Net Interest Margin Analysis
R$ Million

	3rd Q./04	2nd Q./04	Jan-Sep/04	Jan-Sep./03

A) Net Interest Margin	2,673	2,457	7,503	8,163

Average Balance from Operations (*)
Average Cash and Cash Equivalents + Short-Term
Interbank Deposits + Securities - Money Market
Funding - Derivative Financial Instruments	33,181	33,550	33,659	31,001
Average Interbank and Interbranch Accounts	10,829	9,879	9,872	9,946
Average Net Foreign Exchange Portfolio	(188)	(97)	(180)	(260)
Average Net Loans	42,126	39,107	39,661	36,661
B) Average Earning Assets	85,948	82,439	83,011	77,348

Annual Average Ratio of Net Interest Margin = A/B	13.0%	12.5%	12.2%	14.3%

(*)	The average balance for the quarter is obtained by taking the arithmetic average of the balance of the last day of the current quarter and that of the previous quarter. The average balance for the half-year is obtained by taking the arithmetic average of the balance of the last day of the last three quarters ((Dec + Mar + Jun) / 3).

13	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Results from Doubtful Loans

The favorable economic conditions throughout the third quarter of 2004 were reflected in the quality of Itaú’s credit portfolio. Generally speaking, the strong expansion of credit is being accompanied by a notable improvement in the portfolio’s performance indicators. In particular, the level of nonperforming loans is to be pointed out, which fell to 3.2%, from 3.5% of the previous quarter.

The level of nonperforming loans was benefited by the decline of R$ 59 million in loans that have ceased to generate revenues because of delay in payment, because of the increase in the normalization of overdue installments, with particular mention of vehicle finance and on-lending. An ongoing improvement in these indicators is not, however, to be expected, because of the commercial focus given to credit products with higher margins which at the same time, have greater credit risk.

With regard to the balance of the credit portfolio, the share of transactions ranked at risk levels “AA” to “C” accounted for 90.7% of the total of the portfolio in June 2004, compared to 89.5% in March of the same year. Likewise, the ratio between the balance of the allowance for loan losses and the total of the portfolio showed a 0.8 percentage point reduction, going down from 8.0% in March 2004 to 7.2% in June.

Non Performing Loans
R$ Million

	Sep 30, 04	Jun 30, 04	31-Mar-04

Total Non Performing Loans (a)	1,440	1,499	1,538
Provision for Loan and Lease Losses	(3,027)	(3,065)	(3,103)
Credit Portfolio (b)	44,810	42,381	38,871
NPL Ratio [(a)/(b)] x 100	3.2%	3.5%	4.0%

(a)	Loans overdue for more than 60 days and without generation of revenues on the accrual method.
(b)	Endorsements and Sureties not included.

Analysis of Result from Possible Loan Losses
R$ Million

	3rd Q./04			2nd Q./04

	Individuals	Businesses	Total	Individuals	Businesses	Total

(Increase)/Generic Reversal	(14)	3	(11)	(6)	(18)	(23)
(Increase)/Specific Reversal	(328)	(63)	(391)	(263)	(97)	(359)

Subtotal (Increase)/Reversal	(343)	(59)	(402)	(268)	(115)	(383)
Exceeding Provision			—			—

Expenses for Provision for Loan Losses			(402)			(383)

Credits Recoveries and Renegotiated			161			165

Result from Loan Losses			(241)			(218)

In the third quarter of 2004, the expense for the allowance for loan losses amounted to R$ 402 million, which corresponds to a 5.0% increase in comparison with the previous quarter.

The recovery of credits written off against the allowance for loan losses amounted to R$ 161 million in the quarter, an amount equivalent to a reduction of R$ 4 million in relation to the previous period.

The third quarter of 2004 was characterized by the increase in expenses for the allowance for loan losses with private individuals, which reached R$ 343 million. This increase was a natural consequence of the increase in the volume of lending operations, resulting in the need for expanding provisions. Furthermore, there was no repetition in this quarter, with the same intensity, of the positive impact caused by the implantation of operational measures in the credit card segment, which was partly responsible for the lower expense for allowances for loan losses in the second quarter of 2004.

On the other hand, a significant improvement was seen in relation to expenses for the allowances for loan losses with corporate customers in the period, which added up to R$ 59 million, corresponding to a 48.3% reduction in relation to the second quarter. This fall is explained basically by the credit policy, which has been giving priority to the better customers, so as to maintain the good quality of the portfolio. Accordingly, we had in the quarter a reversal of allowances for loan losses, based on the recovery of the financial capacity on the part of the customers. Finally, the allowances for loan losses from corporate customers also benefited from the effects of the appreciation of the real against the dollar on the balance of the credit portfolio denominated in foreign currency, which contributed towards the reduction in expenses.

The book balance of the allowance for loan losses added up to R$ 3,027 million at September 30, 2004, decreasing R$ 38 million in the period. The excess

14	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

provision for loan losses remained unaltered in the period, corresponding to R$ 1,000 million of the total. In relation to the total balance of the credit portfolio, without considering sureties and guarantees, the total balance of allowances for loan losses corresponds to 6.8%. This amount represents an improvement from 7.2% observed in the previous quarter.

At the end of the period, the difference between the balance of irregular credit balances (total balance of the loans and credits with at least one installment overdue more than 14 days) and the balance of the allowance for loan losses amounted to an excess of R$ 437 million in the latter.

Abnormal Portfolio
R$ Million

	Sep 30, 04	Jun 30, 04	Mar 31, 04

Abnormal Portfolio	2,590	2,550	2,647
Total Allowance	(3,027)	(3,065)	(3,103)
Excess of Allowance	437	515	457

Coverage Ratio (*)

(*)	Provision for Loan and Lease Losses / Total Non Performing Loans

Movements of Credit Portfolio
R$ Million

	3rd Q./04			2nd Q./04

	Individuals	Businesses	Total	Individuals	Businesses	Total

Previous Balance	15,787	26,594	42,381	14,997	23,874	38,871

New Contracts	5,127	11,443	16,570	3,814	12,714	16,528
Debt Renegotiation	189	54	243	225	61	286

Accrual/ Movements	(1,470)	(1,516)	(2,986)	(1,407)	(182)	(1,589)

Settlement	(2,090)	(8,867)	(10,957)	(1,505)	(9,788)	(11,293)

Write-off	(315)	(125)	(440)	(336)	(85)	(421)

Final Balance	17,228	27,582	44,810	15,787	26,594	42,381

Movements of Provision for Loan Losses
R$ Million

	3rd Q./04				2nd Q./04

	Individuals	Businesses	Exceeding Allowance	Total	Individual	Businesses	Exceeding Allowance	Total

Previous Balance	(1,301)	(764)	(1,000)	(3,065)	(1,370)	(734)	(1,000)	(3,103)

New Contracts	(188)	(106)		(295)	(148)	(131)		(279)
Debt Renegotiation	(95)	(23)		(119)	(114)	(30)		(144)

Risk Level Transfer	(318)	(76)		(393)	(280)	(67)		(347)

Accrual/ Movements	75	43		118	96	(44)		52

Settlement	184	103		287	179	157		335

Exceeding Allowance			—	—			—	—

Total	(343)	(59)	—	(402)	(268)	(115)	—	(383)

Write-off	315	125		440	336	85		421

Final Balance	(1,329)	(697)	(1,000)	(3,027)	(1,301)	(764)	(1,000)	(3,065)

15	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Banking Service Fees
R$ Million

	VARIATION

	3rd Q./04	2nd Q./04	3Q.04/2Q.04

Resources Management	358	333	25
Mutual Fund Management Fees	337	314	23
Income from Administration of Consortium	21	19	2
Current Account Services	303	312	(10)
Credit Operations and Guarantees Provided	234	219	15
Credit Operations	208	192	16
Income from Guarantees Provided	26	27	(1)
Collection Services	180	182	(2)
Collection	93	86	7
Interbank Fees (Bills, Checks and Documents)	48	48	(0)
Tax Collection	39	48	(9)
Credit Cards	282	266	16
Others	151	142	9
Foreign Exchange Services	9	9	(0)
Brokerage Services	23	22	1
Income from Inquiries of the Serasa Databases	37	35	2
Custody Services and Managed Portfolios	10	10	(0)
Other Services	72	65	6
Total	1,508	1,454	54

During the third quarter of 2004, Banking Service Fees grew by R$ 54 million over the prior quarter, reaching R$ 1,508 million, primarily driven by increased revenues from fund management, credit operations and credit cards.

When compared to Administrative Expenses, the coverage index of Banking Service Fees stood at 80%, remaining on the same level as in the previous quarter. Considering only Personnel Expenses, the index went from 184% to 178%.

Banking Service Fees Coverage Index over
Administrative Expenses (*)

(*)	Calculated by dividing Banking Service Fees by Total Personnel and Administrative Expenses (Personnel + Others)

Service fees from credit operations totaled R$ 208 million in the quarter, a R$ 16 million increase compared to the previous quarter. The growth in the volume of credit operations, related to the improvement of economic conditions in the country, was the main driver of this increase.

Details on income from fund management and credit cards – items which also grew during the quarter – can be found in the segment analysis section of this report. These increases were sufficient to offset the R$ 10 million decline in income from Current Account Services and R$ 9 million in Tax Collection Fees.

The decrease in the number of current accounts during this quarter arises from the deletion of common current accounts, upon the migration of clients from Bemge, Beg and Banestado banks to Itaú.

Products per Client (*) and Quantities (**): Active Clients
(***) and Current Accounts

(*)	Includes only Itaú and Banerj
(**)	Includes Banco Itaú Buen Ayre
(***)	Conceptually, a client (represented by a CPF/CNPJ number) is considered active if there has been one or more transactions in the current account in the last six months or a positive average 3-month balance in cash deposits.

16	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Administrative Expenses
R$ Million

			VARIATION

	3rd Q./04	2nd Q./03	3Q.04/2Q.04

Personnel Expenses	845	791	54

Remuneration	486	453	33
Social Charges	152	140	12
Social Benefits/ Training	133	133	(0)
Reorganization	75	66	9
Other Administrative Expenses	1,041	1,034	6

Data Processing and Telecommunication	267	262	6
Depreciation and Amortization	136	139	(3)
Premises	133	134	(1)
Third Party Services	168	159	9
Financial System Services	81	80	0
Marketing	74	72	1
Transportation	46	43	3
Materials	39	35	4
Security	33	31	2
Legal and Judicial Suit	11	15	(4)
Travel Expenses	12	11	0
Other	41	53	(12)
Total	1,886	1,826	60

Personnel Expenses

Personnel Expenses totaled R$ 845 million in the third quarter of 2004, an increase when compared to R$ 791 million in the previous quarter. Such rise is due to the R$ 49 million provision recorded in September 2004, related to the collective labor agreement, impacting expenses with remuneration, social charges and social benefits, as well as the balance of provisions for vacation pay and 13th month salary.

The increase in Personnel Expenses was also influenced by the R$ 9 million increase in reorganization expenses.

The number of employees remained virtually stable during the period, with a slight reduction of 0.1% compared to the previous quarter.

Number of Employees (*)

(*)	Includes Itaú BBA since Dec.02 and Banco Fiat since Mar.03.

Other Administrative Expenses

Other Administrative Expenses reached R$1,041 million in the third quarter of 2004, virtually unaltered from the prior quarter, clear evidence of the successful initiatives undertaken by Itaú to control administrative costs over the past few years.

Other Administrative Expenses

17	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Efficiency Ratio (1)

The efficiency ratio was 43.1% in the third quarter of 2004, below 50% for the eighth consecutive quarter. The reclassifications made this quarter were considered in the past efficiency ratio numbers presented in the chart above. The efficiency ratio before the reclassifications would be 44.5% in this quarter compared to 47.3% in the second quarter of 2004.

From January to September 2004, investments in technology totaled R$ 976 million, including R$ 207 million for the acquisition of hardware and software, and R$ 769 million for the development and maintenance of the existing infrastructure.

Customer Service Locations comprised 23,760 units in September 2004, compared to 23,436 in June. The growth is due to Itaú’s focus on expanding its ATM network, which increased by 341 units in the quarter. The number of Branches and Customer Site Branches decreased this quarter as a result of the completion of the convertion of Bemge, Banestado and BEG banners to Itaú, as well as the convertion of Banerj banner, scheduled to be completed by the end of the year. Approximately 50 branches are expected to be opened during the fourth quarter of 2004.

Network Evolution (*)

(*)	Includes Banco Itaú Buen Ayre. Includes Itaú BBA since Dec.02.

Internet Banking Clients

Volume of Self-Service Transactions (*)
(Quantity in million)

	ATM					Home & Office Banking

Period	Usual Transaction	Warning(**)	Automated Programmed Debit	Itaúfone	Bankfone	PC Banking	Internet	Itaúfax	Purchase Using Debit Card	Total

2002	946	192	284	135	40	38	306	11	89	2,043
1st Q./ 02	224	27	69	33	10	13	59	3	19	457
2nd Q/02	225	46	70	38	10	11	71	3	20	494
3rd Q./02	243	48	72	31	10	9	84	3	23	524
4th Q./02	254	71	73	33	10	6	92	2	27	569
2003	1,033	586	302	145	41	13	427	10	121	2,677
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q/03	248	117	76	36	10	4	99	2	28	621
3rd Q./03	254	151	75	36	11	3	111	2	30	675
4th Q./03	271	251	76	36	10	1	121	2	36	805
2004	794	529	236	97	27	0	388	6	111	2,188
1st Q./04	263	237	77	33	9	0	127	2	34	783
2nd Q/04	258	139	78	32	8	0	130	2	37	686
3rd Q./04	272	152	81	32	9	0	130	2	40	719

(*)	Includes Itaú, Banerj, Bemge, Banestado and Beg.
(**)	Transaction through warning screen on ATM.

(1)	Efficiency Ratio =	(Personnel Expenses + Other Administrative Expenses)
(Net Interest Income + Credits Recoveries and Renegotiated + Banking Service Fees + Partial Result
of Insurance, Capitalization and Pension Plans + Other Operating Income - Other Operating Expenses)

18	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Balance Sheet

Tax Expenses

Tax expenses for the third quarter of 2004 totaled R$ 375 million, up 21.3% from the second quarter of 2004. In addition to the increases arising from the expansion in operating activities subject to taxation, the following specific factors should be highlighted: part of the 29.1% increase in the PIS and COFINS expenses was due to the taxation of revenues from financial instruments used to hedge the foreign exchange risk of investments in foreign subsidiary and associated companies, while the 21.7% rise in the CPMF expense was largely due to payments of Interest on Own Capital, as well as expenditures in connection with financial investments by non-financial entities of the group and internal corporate restructuring.

R$ Million

Tax Expenses	3rd Q./04	2nd Q./04	Variation	%

PIS/COFINS	272	211	61	29.1%
Municipal Taxes	53	50	3	5.8%
CPMF	40	33	7	21.7%
Other	10	15	(6)	-36.5%

Total	375	309	66	21.3%

Equity in the Earnings of Associated Companies

During the third quarter of 2004, equity in the earnings of associated companies was primarily due to the effect of the appreciation of the real against the euro on Itaú’s interests in Banco BPI S.A.

R$ Million

Equity in income of affiliates	3rd Q./04	2nd Q./04	Variation

Share of equity in affiliates - domestic	2	1	0
Equity in income of affiliates	2	1	0
Share of equity in affiliates - foreign	(59)	61	(120)
Foreign exchange variation on investments	(45)	39	(85)
Equity in income of affiliates	(14)	21	(35)

Total	(57)	62	(119)

Income Tax and Social Contribution

For the third quarter of 2004, Income Tax (IR) and Social Contribution on Net Income (CSLL) expenses posted by the bank totaled R$ 412 million, a 13.2% decrease from the prior quarter. The most significant driver of such decline was the deduction of the tax effect of Interest on Own Capital, which was greater than the deduction in the second quarter.

Extraordinary Result

In the third quarter of 2004, the Extraordinary Results of Itaú amounted to expenses of R$ 305 million, primarily due to the R$ 349 million expense (net of tax effects) arising from the full amortization of the goodwill on the association of Itaú with Companhia Brasileira de Distribuição — The expenses for amortization of goodwill on investments, however, were partially offset by revenues of R$ 30 million (net of tax effects) from favorable decisions in administrative and/or judicial proceedings, as well as R$ 40 million (net of tax effects) of revenues from the realization of taxes on interest on long-term foreign loans.

19	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements

Allocated Capital

The pro forma financial statements were adjusted to account for the effects of the capital allocation required by the Central Bank rules (11%), plus a 25% safety margin, totaling 13.75% of the risk-weighted assets each of for the Itaú business lines.

This enables the computation of the Return on Allocated Capital, which corresponds to a performance measure consistently adjusted to the capital required to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and income statement for the year are based on management information provided by the business units.

The “Corporation” column shows results associated with excess capital and subordinated debt, as well as the equity in the earnings of subsidiary and associated companies not related to the individual segments. The column also includes Minority Interest in income from subsidiary companies and Extraordinary Gains.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to each segment in proportion to Tier I capital levels, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate revenues arising from allocated capital. Finally, the costs of subordinated debt and related remuneration at market prices were proportionately allocated to the segments, in accordance with Tier I allocated capital.

The schedule below describes the changes made for the financial statements to reflect the impacts of the allocation of regulatory capital.

Return on Stockholders’ Equity	Adjustments to the Financial Statements	Return on Allocated Tier I Capital
Adjustment to the Financial Statements with the replacement of the book value of Stockholders’ Equity and subordinated debts by funding at market prices.
Adjustment to the Financial Statements to include the Allocated Capital (Tier I and Tier II), calculated at 13.75% of the risk weighted assets, together with their respective remuneration (CDI) and expense (cost of the subordinated debt), taking into consideration that the Allocated Tier I Capital cannot be lower than 11% of the risk weighted assets.

Net Income Stockholders’ Equity		Pro Forma Net Income Allocated Tier I Capital

21	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

The following tables are based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA, using internally generated information, in such a way as to reflect the management activity of the business units.

On September 30, 2004
R$ Million

	Banco Itaú Holding

ASSETS	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Assets	113,639	38,390	4,238	135,455
Cash and Cash Equivalents	1,830	96	0	1,926
Short-term Interbank Deposits	32,622	9,197	150	25,397
Securities	17,815	8,570	3,941	28,258
Interbank and Interbranch Accounts	11,196	78	0	11,263
Loan Operations	23,325	18,459	—	41,783
Other Assets	26,852	1,989	148	26,828
Permanent Assets	2,243	74	747	3,065

TOTAL ASSETS	115,882	38,464	4,986	138,520

R$ Million

	Banco Itaú Holding

LIABILITIES	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Liabilities	107,655	34,637	2,408	123,888
Deposits	36,527	16,030	—	37,590
Securities Repurchase Agreements	21,417	2,126	—	21,929
Funds from Acceptances and Issue of Securities	4,310	882	—	4,268
Interbank and Interbranch Accounts	2,222	265	—	2,476
Borrowings	2,203	9,066	—	11,269
Derivative Financial Instruments	757	747	1	786
Other Liabilities	30,172	5,521	2,407	35,522
Technical Provisions	10,048	—	—	10,048
Deferred Income	45	12	—	57
Minority Interest in Subsidiaries	—	—	1,104	1,104
Allocated Capital Level I	8,182	3,814	1,474	13,471

TOTAL LIABILITIES	115,882	38,464	4,986	138,520

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

	Banco Itaú Holding

3rd Quarter/04	Banco Itaú	Banco Itaú BBA	Corporation	Consolidated

NET INTEREST MARGIN	2,091	410	173	2,673

Result from Loan Losses	(268)	27	—	(241)
Provision for Loan and Lease Losses	(422)	20	—	(402)
Credits Recoveries and Renegotiated	154	7	—	161

NET INCOME FROM FINANCIAL OPERATIONS	1,823	437	173	2,433

OTHER OPERATING INCOME (EXPENSES)	(660)	(53)	(62)	(775)
Banking Service Fees	1,426	83	(1)	1,508
Partial Result of Insurance, Capitalization
and Pension Plans	193	—	—	193
Administrative Expenses	(1,778)	(104)	(4)	(1,886)
Taxes Expenses	(317)	(31)	(27)	(375)
Equity in Income (Losses) of Unconsolidated	57)
Investments	—	—	((57)
Other Operating Income / Expenses	(184)	(1)	28	(157)

OPERATING INCOME	1,163	385	111	1,658
Non-Operating Income	(11)	1	2	(8)

INCOME BEFORE TAX	1,152	386	112	1,650
Income Tax and Social Contribution	(272)	(150)	10	(412)
Extraordinary Results	—	—	(305)	(305)
Profit Sharing	(66)	(24)	(1)	(90)
Minority Interests	—	—	77	77

NET INCOME	814	213	(107)	920

(ROE) - Return over Level I Allocated Capital	46.2%	24.2%	-25.9%	30.3%

Efficiency Ratio	48.3%	21.1%	2.1%	43.1%

22	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

On June 30, 2004
R$ Million

	Banco Itaú Holding

ASSETS	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Assets	95,569	36,085	4,847	119,545
Cash and Cash Equivalents	1,596	129	0	1,725
Short-term Interbank Deposits	22,643	7,903	113	17,149
Securities	17,356	7,802	4,557	28,397
Interbank and Interbranch Accounts	10,295	119	0	10,396
Loan Operations	20,873	18,443	—	39,316
Other Assets	22,804	1,691	178	22,563
Permanent Assets	2,297	75	842	3,214

TOTAL ASSETS	97,866	36,161	5,690	122,760

R$ Million

	Banco Itaú Holding

LIABILITIES	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated

Current and Long-Term Liabilities	90,321	32,608	2,767	108,738
Deposits	34,421	13,346	—	36,041
Securities Repurchase Agreements	12,282	2,508	—	12,995
Funds from Acceptances and Issue of Securities	3,702	945	—	3,791
Interbank and Interbranch Accounts	2,164	220	—	2,366
Borrowings	2,829	10,403	—	13,233
Derivative Financial Instruments	641	549	—	780
Other Liabilities	25,014	4,638	2,767	30,265
Technical Provisions	9,267	—	—	9,267
Deferred Income	46	14	—	60
Minority Interest in Subsidiaries	—	—	1,174	1,174
Allocated Capital Level I	7,499	3,539	1,749	12,787

TOTAL LIABILITIES	97,866	36,161	5,690	122,760

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

	Banco Itaú Holding

2nd Quarter/04	Banco Itaú	Banco Itaú BBA	Corporation	Consolidated

NET INTEREST MARGIN	2,051	327	79	2,457

Result from Loan Losses	(212)	(7)	—	(218)
Provision for Loan and Lease Losses	(374)	(9)	—	(383)
Credits Recoveries and Renegotiated	163	2	—	165

NET INCOME FROM FINANCIAL OPERATIONS	1,840	320	79	2,239

OTHER OPERATING INCOME (EXPENSES)	(630)	(86)	54	(662)
Banking Service Fees	1,378	76	(1)	1,454
Partial Result of Insurance, Capitalization and	01
Pension Plans	2	—	—	201
Administrative Expenses	(1,732)	(89)	(5)	(1,826)
Taxes Expenses	(285)	(17)	(7)	(309)
Equity in Income (Losses) of Unconsolidated	2
Investments	—	—	6	62
Other Operating Income / Expenses	(192)	(57)	5	(244)

OPERATING INCOME	1,210	234	133	1,577
Non-Operating Income	15	1	(1)	15

INCOME BEFORE TAX	1,225	234	133	1,592
Income Tax and Social Contribution	(374)	(27)	(74)	(474)
Extraordinary Results	—	—	—	—
Profit Sharing	(73)	(10)	(1)	(84)
Minority Interests	—	—	(85)	(85)

NET INCOME	778	198	(27)	949

(ROE) - Return over Level I Allocated Capital	48.4%	24.3%	-6.1%	33.1%

Efficiency Ratio	48.1%	25.6%	5.8%	45.3%

23	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Financial Statements per Segment

In order to lend more transparency to the information provided to shareholders, analysts and capital market agents, once more Itaú is making a pioneering move, by presenting the balance sheets and statements of income of its Banking, Credit Card and Insurance, Pension Plan and Capitalization segments adjusted to reflect the impacts of the capital allocation to the individual segments (pro forma).

On September 30, 2004
R$ Milliion

	Banco Itaú

ASSETS	Banking	Credit Cards	Insurance	Consolidated

Current and Long-Term Assets	98,468	4,410	12,098	113,639
Cash and Cash Equivalents	1,812	20	29	1,830
Short-term Interbank Deposits	32,633	351	28	32,622
Securities	6,990	173	10,659	17,815
Interbank and Interbranch Accounts	11,196	—	—	11,196
Loan Operations	20,298	3,151	—	23,325
Other Assets	25,540	714	1,381	26,852
Permanent Assets	1,804	108	227	2,243

TOTAL ASSETS	100,272	4,518	12,324	115,882

R$ Milliion

	Banco Itaú

LIABILITIES	Banking	Credit Cards	Insurance	Consolidated

Current and Long-Term Liabilities	93,753	4,011	11,089	107,655
Deposits	36,899	—	—	36,527
Securities Repurchase Agreements	21,435	—	—	21,417
Funds from Acceptances and Issue of Securities	4,310	—	—	4,310
Interbank and Interbranch Accounts	2,222	—	—	2,222
Borrowings	2,057	161	—	2,203
Derivative Financial Instruments	756	—	0	757
Other Liabilities	26,074	3,850	1,041	30,172
Technical Provisions	—	—	10,048	10,048
Deferred Income	79	—	0	45
Allocated Capital Level I	6,440	507	1,235	8,182

TOTAL LIABILITIES	100,272	4,518	12,324	115,882

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

R$ Million

	Banco Itaú

3rd Quarter/04	Banking	Credit Cards	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated

NET INTEREST MARGIN	1,661	312	118	—	2,091

Result from Loan Losses	(235)	(33)	—	—	(268)
Provision for Loan and Lease Losses	(353)	(69)	—	—	(422)
Credits Recoveries and Renegotiated	118	36	—	—	154

NET INCOME FROM FINANCIAL OPERATIONS	1,426	279	118	—	1,823

OTHER OPERATING INCOME (EXPENSES)	(677)	(101)	37	81	(660)
Banking Service Fees	740	283	32	371	1,426
Transfer to Banking	181	—	—	(181)	—
Partial Result of Insurance, Capitalization and Pension Plans	22	—	170	—	193
Administrative Expenses	(1,272)	(289)	(126)	(90)	(1,778)
Taxes Expenses	(217)	(50)	(31)	(19)	(317)
Other Operating Income / Expenses	(130)	(45)	(9)	—	(184)

OPERATING INCOME	749	178	155	81	1,163
Non-Operating Income	(15)	1	3	—	(11)

INCOME BEFORE TAX	734	179	158	81	1,152
Income Tax and Social Contribution	(150)	(53)	(41)	(27)	(272)
Profit Sharing	(54)	(3)	(0)	(9)	(66)

NET INCOME	531	122	117	44	814

(ROE) - Return over Level I Allocated Capital	37.3%	137.4%	43.6%		46.2%

Efficiency Ratio	49.1%	49.4%	40.3%		48.3%

24	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Results per Segment

On June 30, 2004
R$ Million

	Banco Itaú

ASSETS	Banking	Credit Cards	Insurance	Consolidated

Current and Long-Term Assets	81,506	4,556	11,471	95,569
Cash and Cash Equivalents	1,580	13	19	1,596
Short-term Interbank Deposits	22,708	711	394	22,643
Securities	7,433	209	9,723	17,356
Interbank and Interbranch Accounts	10,295	—	—	10,295
Loan Operations	18,092	2,882	—	20,873
Other Assets	21,398	742	1,335	22,804
Permanent Assets	1,855	108	229	2,297

TOTAL ASSETS	83,361	4,663	11,700	97,866

R$ Million

	Banco Itaú

LIABILITIES	Banking	Credit Cards	Insurance	Consolidated

Current and Long-Term Liabilities	77,627	4,189	10,333	90,321
Deposits	35,135	—	—	34,421
Securities Repurchase Agreements	12,303	—	—	12,282
Funds from Acceptances and Issue of Securities	3,702	—	—	3,702
Interbank and Interbranch Accounts	2,164	—	—	2,164
Borrowings	2,661	182	—	2,829
Derivative Financial Instruments	641	—	0	641
Other Liabilities	21,022	4,007	1,066	25,014
Technical Provisions	—	—	9,267	9,267
Deferred Income	76	—	0	46
Allocated Capital Level I	5,658	475	1,367	7,499

TOTAL LIABILITIES	83,361	4,663	11,700	97,866

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

R$ Million

	Banco Itaú

2nd Quarter/04	Banking	Credit Cards	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated

NET INTEREST MARGIN	1,607	317	127	—	2,051

Result from Loan Losses	(203)	(8)	—	—	(212)
Provision for Loan and Lease Losses	(320)	(55)	—	—	(374)
Credits Recoveries and Renegotiated	116	46	—	—	163

NET INCOME FROM FINANCIAL OPERATIONS	1,404	309	127	—	1,840

OTHER OPERATING INCOME (EXPENSES)	(633)	(113)	42	74	(630)
Banking Service Fees	737	268	27	347	1,378
Transfer to Banking	170	—	—	(170)	—
Partial Result of Insurance, Capitalization and Pension Plans	20	—	181	—	201
Administrative Expenses	(1,257)	(273)	(117)	(86)	(1,732)
Taxes Expenses	(184)	(49)	(34)	(18)	(285)
Other Operating Income / Expenses	(119)	(58)	(15)	—	(192)

OPERATING INCOME	771	196	169	74	1,210
Non-Operating Income	6	2	6	—	15

INCOME BEFORE TAX	777	199	175	74	1,225
Income Tax and Social Contribution	(246)	(61)	(41)	(25)	(374)
Profit Sharing	(60)	(2)	(3)	(8)	(73)

NET INCOME	471	136	131	41	778

(ROE) - Return over Level I Allocated Capital	37.7%	173.6%	44.1%		48.4%

Efficiency Ratio	49.6%	47.7%	36.6%		48.1%

25	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú — Banking

The table below is based on the pro forma financial statements of Banco Itaú.

R$ Million

Banco Itaú - Banking	3rd Q./04	2nd Q./04	Variation

NET INTEREST MARGIN	1,661	1,607	53

Result from Loan Losses	(235)	(203)	(32)
Provision for Loan and Lease Losses	(353)	(320)	(33)
Credits Recoveries and Renegotiated	118	116	1

NET INCOME FROM FINANCIAL OPERATIONS	1,426	1,404	22

OTHER OPERATING INCOME (EXPENSES)	(677)	(633)	(44)
Banking Service Fees	921	907	14
Partial Result of Insurance, Capitalization and Pension Plans	22	20	2
Administrative Expenses	(1,272)	(1,257)	(15)
Taxes Expenses	(217)	(184)	(33)
Other Operating Income / Expenses	(130)	(119)	(12)

OPERATING INCOME	749	771	(22)
Non-Operating Income	(15)	6	(21)

INCOME BEFORE TAX	734	777	(43)
Income Tax and Social Contribution	(150)	(246)	96
Profit Sharing	(54)	(60)	7

NET INCOME	531	471	60

Net income of the Banking segment of Banco Itaú reached R$ 531 million in the third quarter of 2004, representing a 12.8% increase compared to the prior quarter.

During the period, Banco Itaú — Banking segment’s financial margin grew by 3.3% to reach R$ 1,661 million. Such performance is primarily due to the 11.1% rise in the credit portfolio volume, which amounted to R$ 22,599 million, as well as treasury and gap management results. The focus on credit transactions to very small, small and mid-size companies, consumer credit and vehicle financing led to a significant expansion in the financial margin for the quarter.

With respect to the positions held in the securities portfolio, the Bank maintained its low exposure, high diversification strategy, availing itself of extensive use of hedging instruments.

Expenses for allowances for loan losses totaled R$ 353 million, up 10.4% from the prior quarter. Such increase was driven by the rise in the volume of credit transactions, requiring increased allowances.

26	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú — Banking

The positive trend of the loan portfolio played an important role in driving the results of the third quarter of 2004. The charts below depict the trend of the loan portfolios by type of customer of Banco Itaú’s Banking segment, highlighting the robust growth in the small and mid-size company portfolio.

Credit Operations — Personal Credits(*)

(*)	The amounts at Dec/2003 were adjusted to exclude the loan granted on 12/18/03 to the civil servants of the State of Rio de Janeiro in the amount of R$ 520 million, which was totally settled on 01/05/04.

Endorsements and sureties included.

Credit Operations — Small and Medium-Sized Companies (*)

(*)	Endorsements and sureties included

Credit Operations — Vehicles

Credit Operations — Real State Financing

27	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Credit Cards

R$ Million

	3rd Q./04	2nd Q./04	Variation

Net Interest Income	312	317	(5)
Result from Loan Losses	(33)	(8)	(24)
Provision for Loan and Lease Losses	(69)	(55)	(15)
Credits Recoveries and Renegotiated	36	46	(10)
Net Income from Financial Operations	279	309	(30)
Other Operating Income / Expenses	(101)	(113)	12
Banking Service Fees	283	268	16
Annual Fees	87	86	1
Other Services	196	182	15
Administrative Expenses	(289)	(273)	(16)
Tax Expenses	(50)	(49)	(0)
Other Operating Income / Expenses	(45)	(58)	13
Operating Income	178	196	(18)
Non-Operating Income	1	2	(2)
Income Before Tax	179	199	(20)
Income Tax and Social Contribution	(53)	(61)	8
Profit Sharing	(3)	(2)	(1)

Net Income	122	136	(14)

Net income from credit card transactions reached R$ 122 million in the third quarter of 2004, a 10.0% decline from the prior quarter, chiefly due to loan losses.

The change in the financial margin is essentially due to lower spreads and is partly offset by the larger volume of financing to cardholders during the quarter. Operating actions taken were more effective than in the previous quarter, both with respect to credit recoveries and the provision for loan losses, which was also impacted by the higher volume of billing and financing in the third quarter.

Quantity of Credit Cards and Market Share

The number of Itaúcard credit cards increased from 6,261 thousand in June 2004 to 6,619 thousand in September 2004, an increase of 5.7% in the third quarter of 2004.

Volume of Transactions (*)

(*) Credicard not included.

The total volume of transactions reached R$ 3.2 billion, growing by 7.7% over the previous quarter, with a market share of 12.2%.

28	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Credit Cards

In September 2004, 81.9% of Itaúcard accounts were active (accounts that received bills), and 80.2% of these customers used their credit cards in the last month, charging an average of R$ 1,026.80 per account in the quarter.

The average sale ticket shows consistent growth over the last few quarters, reaching R$ 72.20 in the third quarter of 2004, a 1.3% increase on the prior quarter. Such behavior also points to the increased use of credit cards as a means of payment.

Average Sale Ticket (*)

(*)	Credicard not included.

Below we present the evolution of the credit portfolio related to the Credit Card operations of Banco Itaú. We highlight the growth of 27.3% in the lasts 12 months.

Credit Operations — Credit Cards

As a result of the larger volume of transactions during the third quarter of 2004, service revenues also increased, in particular interchange and call center services. The rise in administrative expenses was mostly due to increased third-party services, marketing, and postage expenses, as well as personnel expenses, since the employees’ collective agreement became effective in the third quarter. The change in other operating income/expenses is primarily due to the adjustment in the provision for profit sharing.

Itaú holds a 33.3% interest in Credicard, a leading company in the credit card management sector, with 7.6 million credit cards in circulation.

Quantity of Credit Cards by Brand — Sep 30, 04

29	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Pension Plan and Capitalization

The table below is based on the pro forma financial statements of Banco Itaú.

On September 30, 2004
R$ Million

ASSETS	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED

Current and Long-Term Assets	2,041	8,877	1,188	12,098
Cash and Cash Equivalents	20	9	1	29
Securities	924	8,611	1,167	10,687
Other Assets	1,097	257	20	1,381
Permanent Assets	174	6	55	227

TOTAL ASSETS	2,215	8,882	1,243	12,324

LIABILITIES	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED

Current and Long-Term Liabilities	1,797	8,189	1,119	11,089
Technical Provisions - Insurance	1,082	279	—	1,361
Technical Provisions - Pension Plan	—	7,675	—	7,675
Technical Provisions - Capitalization	—	—	1,021	1,012
Other Liabilities	716	234	98	1,041
Allocated Capital Level I	417	694	124	1,235

TOTAL LIABILITIES	2,215	8,882	1,243	12,324

Statement of Income of the Segment
R$ Million

3rd QUARTER / 2004	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED

Revenues from Insurance, Pension
Plans and Capitalization	446	835	191	1,475
Revenues from Insurance	446	86	—	534
Revenues from Pension Plans	—	749	—	749
Revenues from Capitalization	—	—	191	192
Changes in Technical Reserves	(46)	(447)	(145)	(636)
Insurance	(46)	(4)	—	(50)
Pension Plans	—	(443)	—	(443)
Capitalization	—	—	(145)	(144)
Pension Plan Benefits Expenses	—	(295)	—	(299)
Earned Premiums	400	82	—	485
Result of Pension Plans and
Capitalization	—	11	46	56
Retained Claims	(262)	(29)	—	(293)
Selling Expenses	(81)	(12)	(7)	(100)
Administrative Expenses	(83)	(51)	(24)	(157)
Administrative Expenses	(36)	(37)	(19)	(92)
Tax Expenses	(15)	(12)	(4)	(31)
Personnel Expenses	(32)	(2)	(0)	(35)
Other Operating Income/(Expenses)	17	31	(2)	46
Service Fees	—	32	—	32
Other Operating Income/(Expenses)
of Insurance Operations	22	(1)	—	23
Other Operating Income/(Expenses)	(5)	(0)	(2)	(8)
Financial Income	38	51	30	118
Operating Income	29	83	43	155
Non-Operating Income	2	(0)	(0)	3
Income Before Income Tax and
Social Contribution	31	83	43	158
Income Tax / Social Contribution	(5)	(20)	(15)	(41)
Profit Sharing	(0)	(0)	—	(0)
NET INCOME	25	63	28	117

Note:	The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level. All the information related to VGBL were classified among the pension plan products.

The predominance of technical provisions for life insurance and pension plans can be explained by the ready acceptance of the VGBL and PGBL products, which, at September 30, 2004, amounted to R$ 3,827 million and R$ 2,300 million, respectively.

In the balance sheet above, the participating interests in companies from the conglomerate were excluded from permanent assets and deducted from equity.

30	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Pension Plan and Capitalization

The table below is based on the pro forma financial statements of Banco Itaú.

On June 30, 2004
R$ Million

ASSETS	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED

Current and Long-Term Assets	2,034	8,245	1,239	11,471
Cash and Cash Equivalents	11	8	0	19
Securities	984	7,974	1,211	10,116
Other Assets	1,039	263	28	1,335
Permanent Assets	176	6	55	229

TOTAL ASSETS	2,210	8,251	1,295	11,700

LIABILITIES	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED

Current and Long-Term Liabilities	1,780	7,516	1,093	10,333
Technical Provisions - Insurance	1,038	267	—	1,304
Technical Provisions - Pension Plan	—	6,987	—	6,987
Technical Provisions - Capitalization	—	—	991	976
Other Liabilities	742	115	102	1,066
Allocated Capital Level I	430	882	202	1,367

TOTAL LIABILITIES	2,210	8,251	1,295	11,700

Statement of Income of the Segment
R$ Million

2nd QUARTER / 2004	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED

Revenues from Insurance, Pension Plans
and Capitalization	415	1,054	237	1,700
Revenues from Insurance	415	118	—	530
Revenues from Pension Plans	—	937	—	937
Revenues from Capitalization	—	—	237	233
Changes in Technical Reserves	(27)	(672)	(190)	(885)
Insurance	(27)	(36)	—	(63)
Pension Plans	—	(636)	—	(636)
Capitalization	—	—	(190)	(186)
Pension Plan Benefits Expenses	—	(288)	—	(288)
Earned Premiums	388	82	—	467
Result of Pension Plans and Capitalization	—	12	48	59
Retained Claims	(244)	(23)	—	(264)
Selling Expenses	(79)	(12)	(5)	(96)
Administrative Expenses	(92)	(35)	(24)	(151)
Administrative Expenses	(45)	(22)	(20)	(86)
Tax Expenses	(18)	(12)	(4)	(34)
Personnel Expenses	(29)	(2)	(0)	(31)
Other Operating Income/(Expenses)	7	19	0	27
Service Fees	—	27	—	27
Other Operating Income/(Expenses) of
Insurance Operations	14	(1)	—	15
Other Operating Income/(Expenses)	(7)	(7)	0	(15)
Financial Income	40	62	26	127
Operating Income	21	105	44	169
Non-Operating Income	9	0	3	6
Income Before Income Tax and
Social Contribution	30	105	47	174
Income Tax / Social Contribution	(4)	(26)	(13)	(41)
Profit Sharing	(3)	0	—	(3)
NET INCOME	23	80	33	131

Note:	The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
All the information related to VGBL were classified among the pension plan products.

31	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Pension Plan and Capitalization

The result from the insurance, pension plans and capitalization segment showed a reduction, in relation to the previous quarter, amounting to R$ 117 million in the third quarter of 2004.

The growth of earned premiums is to be highlighted, with an increase of R$ 17 million in relation to the previous quarter, to reach R$ 485 million in the third quarter of 2004.

Reflecting the growth in the portfolio of PGBL and VGBL pension products, service fee income relating to the management fee on funds linked to these products grew R$ 5 million, to a total of R$ 32 million.

With the prospects for the country’s economic growth, stability in inflation, and adaptation of the tax legislation in relation to insurance and pension fund products, Itaú believes in this segment’s potential for expansion and has invested in the development of products, training and technology.

At the same time, it has been adopted measures that aim at controlling and reducing costs, seeking solutions such as focusing on marketing the products via electronic channels.

Corroborating the expectation for an increasingly favorable scenario for this market, two significant events occurred in the period, referring to the tax legislation involving insurance and pension plan products.

Through Decree 5172 of August 6, 2004, the federal government reduced the rate of IOF tax on life insurance transactions from 7% to 4% on the premiums paid, as from September 1, 2004. There should be a further reduction to 2%, on September 1, 2005 and 0% on September 1, 2006.

On August 26, 2004, Provisional Measure 209 was published, with the objective of encouraging the long- term formation of savings, making it possible to create pension plans that are subject to taxation at rates that decrease with time, starting off with a rate of 35% for withdrawals carried out in a period of accumulation of up to 2 years, falling to a rate of 10% for withdrawals where the period of accumulation is over 10 years.

Insurance

In the third quarter of 2004, earned premiums amounted to R$ 485 million, with growth in the automobile and property risks lines.

The automobile line achieved R$ 194 million in earned premiums in the third quarter of 2004, showing an increase of 6.8% in comparison with the second quarter of 2004.

Life insurance reached R$ 142 million in earned premiums in this period, with the campaign for the Life and Personal Accidents line carried out in September.

The increase in earned premiums in the property risk line reflects the increase in the production of residential insurance, with the campaign for Itaúresidência Premiável in August, resulting in earned premiums of R$ 55 million in the quarter.

Retained claims increased R$ 29 million from R$ 264 million to R$ 293 million in the third quarter of 2004, mainly from the increase in the level of claims in the life and personal accidents and property risk lines.

The breakdown of earned premiums by line of insurance can be seen in the graphs below.

With growth in relation to the previous quarter, the automobile line showed a 42.1% share in the total of earned premiums for the quarter.

Composition of Earned Premiums

32	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Pension Plan and Capitalization

Combined Ratio

The combined ratio referring to insurance transactions showed a reduction because of the fall in administrative and selling expenses.

Over the course of time, the combined ratio has continued to show an improvement, as a consequence of improvements to the process for assessing claims and controlling costs.

Number of policies — Mass Products

The quantities of automobile and life and personal accident policies grew to 828 thousand and 953 thousand policies, respectively, at the end of the quarter.

The quantity of residential policies showed a small reduction, totaling 440 thousand policies.

Claim Ratio

The total claim ratio showed growth, rising to 55% in the third quarter of 2004, which reflects increased claims in the main lines of insurance.

Note: The insurance charts do not include Itaúseg Saúde and Gralha Azul Saúde, and include life insurance line of Itaú Vida e Previdência S.A.

33	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Insurance, Pension Plan and Capitalization

Private Pension Funds

In the third quarter of 2004, the Pension Plan segment recorded revenue in the amount of R$ 749 million, comprising PGBL, VGBL and traditional plan contributions. This inflow was lower than funds obtained in the second quarter of 2004, which totaled R$ 937 million, as a result of the successful campaigns implemented in that quarter.

The pro forma Net Income of Pension Plan companies reached R$ 63 million. The decrease is mainly attributable to the increased administrative expenses, which had a smaller net impact in the previous quarter because of the VGBL campaigns.

Income from fund management fees in connection with PGBL and VGBL products grew by R$ 5 million, totaling R$ 32 million in the quarter, reflecting the increased volume of pension plan funds.

At the end of the third quarter of 2004, technical provisions amounted to R$ 7.7 billion, growing 9.8% in relation to the end of the previous quarter. If the last 24 months are taken into consideration, Itaú has shown an increase of 307.7% in technical provisions, far more than shown by the market, which grew 123,5% (source: SUSEP — calculated between 08/31/2002 and 08/31/ 2004).

Pension Plan Technical Provisions

The table below shows the technical provisions by product and by guaranteed yield for the participant.

Technical Reserves by product/guarantee in 09/30/2004
R$ million

PRODUTO	GUARANTEED YIELD			OTHER	TOTAL	%
	EXCLUSIVE FUNDS	IGP-M	TR

VGBL	3,827	—	—		3,827	49.9%
PGBL	2,300	—	—		2,300	30.0%
TRADITIONAL	—	1,442	81	0	1,523	19.8%
DEFINED BENEFIT	—	—	22		22	0.3%
ACCESSORIES	—	—	—	3	3	0.0%

TOTAL	6,127	1,442	103	3	7,675	100.0%

In a short time, the VGBL and PGBL products have become the main products of the private pension plan companies in the country. In Itaú, VGBL accounted for 49.9% of the technical provisions for pension plans at 09/30/2004, while technical provisions for PGBL accounted for 30.0% of the total.

Offering the customer greater transparency than the former pension plan products with a defined contribution or a defined benefit, VGBL and PGBL have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The traditional plans, which have ceased to be marketed by Itaú, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR); at the end of the third quarter of 2004, their share in the technical provisions was 19.8%.

Capitalization

The income from capitalization bonds amounted to R$ 191 million in the third quarter of 2004, below the R$ 237 million in revenue achieved in the previous quarter, when the Super PIC São João 2004 campaign was carried out.

In August and September 2004, the PIC Primavera 2004 campaign was held. This capitalization bond has monthly installments of R$ 60.00, and with this the customer competes for over R$ 9 million in cash prizes. 150 thousand bonds were marketed in this campaign, which contributed towards the portfolio increase to 3.7 million active bonds, corresponding to R$ 1,012 million in technical provisions.

In the last 12 months, cash prizes amounting to R$ 36 million were distributed to 996 customers whose bonds were selected.

The following table shows the growth of the portfolio of capitalization bonds with monthly (PIC) and single (Super PIC) payments.

Number of capitalization bonds

34	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Investment Funds and Managed Portfolio

The following table is based on the pro forma financial statements of Banco Itaú:

R$ Million

	VARIATION

	3rd Q./04	2nd Q./04	3Q.04/2Q.04

Banking Service Fees	371	347	24
Mutual Fund Management Fees	337	314	23
Brokerage Services	23	22	1
Custody Services and Managed Portfolios	10	10	(0)
Transfer for Banking	(181)	(170)	(11)
Administrative Expenses	(90)	(86)	(4)
Taxes Expeneses	(19)	(18)	(1)

INCOME BEFORE TAX	81	74	7

Income Tax and Social Contribution	(27)	(25)	(2)
Profit Sharing	(9)	(8)	(1)

NET INCOME	44	41	4

Income from Investment Funds and Managed Portfolios Segment totaled R$ 44 million in the third quarter of 2004, a R$ 4 million increase compared to the prior quarter.

The increase was driven by income from fund management, which amounted to R$337 million in the quarter, up R$ 23 million from the prior quarter, chiefly because of the increase in the volume of funds under management, along the interruption of the downward trend in the basic interest rate, improving the income from performance fees.

At the end of September 2004, the volume of assets managed by Itaú reached R$ 93,774 million, compared to R$ 89,565 million in June 2004, or a 4.7% increase, in line with the market growth. Accordingly, Itaú’s market share remained at June levels, i.e. 14.1%.

Assets Under Management

Effective October 1st, 2004, funds used for financial investments are recorded in an Investment Account, a deposit current account to be used exclusively for financial investment purposes. One of the major features of the Investment Account is that funds can be transferred among various types of investment without being subject to the CPMF tax. In anticipation to the implementation of the Investment Account, Itaú restructured its products, statements and electronic screens. Furthermore, the bank provided specific training to its managers and investment advisors, and instructed its customers via Investfone and the website.

The volume traded by Itaú Corretora on Bovespa reached R$ 7.9 billion in the third quarter of 2004, ranking fourth among all brokers, with a 5.5% market share.

Using its Home Broker — www.itautrade.com.br —, in the third quarter of 2004, Itaú Corretora traded R$ 724 million on behalf of its customers, with a market share of 10.8%.

Investment Funds – By Business Area

35	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú BBA

The table below is based on the pro forma financial statements of Banco Itaú BBA.

R$ Million

Banco Itaú BBA	3rd Q./04	2nd Q./04	Variation

NET INTEREST MARGIN	410	327	83

Result from Loan Losses	27	(7)	34
Provision for Loan and Lease Losses	20	(9)	29
Credits Recoveries and Renegotiated	7	2	5

NET INCOME FROM FINANCIAL OPERATIONS	437	320	117

OTHER OPERATING INCOME (EXPENSES)	(53)	(86)	34
Banking Service Fees	83	76	7
Partial Result of Insurance, Capitalization and Pension Plans	—	—	—
Administrative Expenses	(104)	(89)	(16)
Taxes Expenses	(31)	(17)	(14)
Equity in Income (Losses) of Unconsolidated Investments	—	—	—
Other Operating Income / Expenses	(1)	(57)	56

OPERATING INCOME	385	234	151
Non-Operating Income	1	1	1

INCOME BEFORE TAX	386	234	152
Income Tax and Social Contribution	(150)	(27)	(123)
Profit Sharing	(24)	(10)	(14)

NET INCOME	213	198	15

During the third quarter of 2004, the financial margin was R$ 410 million, a 25.5% increase compared to R$ 327 million in the prior quarter. This is chiefly attributable to (i) increased volume of transactions involving structured products and derivative instruments, and (ii) to the management of the foreign exchange risk, which result is partially offset by the incident tributary effect over the hedge operations.

With respect to the allowance for loan losses, it should be noted that R$ 20 million were reversed during the quarter, as a result of reclassifications of risks, as well as the effects of the appreciation of the real against the U.S. dollar on the credit portfolio expressed in foreign currency.

In this context, gross revenues from financial intermediation, in the amount of R$ 437 million, increased by 36.6% quarter-on-quarter.

This quarter, service revenues totaled R$83 million, a 9.2% increase as compared to the previous quarter. This increase basically arises from commissions received on account of Itaú BBA’s dealings in the domestic (fixed income and variable income) and foreign markets.

Administrative costs totaled R$104 million, a 17.5% increase as compared to the second quarter of 2004. The main factors that contributed to this increase were the following: (i) branch systems and data processing costs, due to the increase in the number of transactions with corporate clients, (ii) institutional marketing expenses, and (iii) provisions for additional expenses, including those resulting from the collective bargaining with the trade unions.

The R$56 million decrease in other operating expenses, as compared to the second quarter of 2004, is mainly due to (i) the allocation of foreign exchange differences on foreign assets and liabilities upon the consolidation (translation) of balance sheets and (ii) the supplementary provision for securities portfolio volatility, recognized in June 2004, in the amount of R$21 million.

Income tax and social contribution expenses, totaling R$ 150 million in the third quarter of 2004, increased by 461.5% compared to the prior quarter, mainly due to the tax effect of foreign investment exchange hedge transactions.

36	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú BBA

As a result of the above, the pro forma net income of Itaú BBA reached R$ 213 million during the third quarter of 2004, or a 7.3% increase from the second quarter, contributing to an annualized return on allocated capital (Tier I) of 24.2% in the period.

The chart below shows the trend of Banco Itaú BBA’s loan portfolio balance. The significant impact arising from the fluctuation of the Brazilian currency against foreign currencies can be clearly seen from this chart, affecting the portion of transactions denominated in, or tied to, foreign currencies.

Credit Operations — Corporate(*)

(*)	Endorsements and sureties included

37	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Balance by Currency

Analysis of the Consolidated Balance Sheet

Balance by Currency(*)

The Balance Sheet by Currencies shows the balances linked to the local and foreign currencies. At September 30, 2004, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability in the total US$ 895 million. It should be pointed out that the gap management policy followed by the institution considers the tax effects of this position and is consistent with the strategy for low risk exposure adopted by Banco Itaú Holding Financeira S.A.

R$ Million

	Sep 30, 04					Jun 30, 04

Assets	Consolidated	Business in Brazil				Business in Brazil
		Total	Local Currency	Foreign Currency	Business Abroad	Foreign Currency

Cash and Cash Equivalents	1,926	1,662	1,535	127	268	119
Short-term Interbank Deposits	25,397	19,416	18,791	625	6,695	1,837
Securities	28,258	20,111	18,876	1,235	10,654	1,626
Loan and Leasing Operations	41,783	36,163	31,694	4,469	7,575	4,884
Other Assets	38,090	36,637	27,814	8,824	2,121	6,929
Foreign Exchange Portfolio	14,375	14,260	5,592	8,668	0	6,818
Others	23,715	22,377	22,222	155	2,121	111
Permanent Assets	3,065	8,936	2,325	6,611	743	7,586
Investments in	888	6,873	262	6,611	629	7,586
Fixed Assets	1,942	1,869	1,869	0	73	0
Deferred Expenses	235	194	194	0	41	0
TOTAL ASSETS	138,520	122,925	101,034	21,891	28,055	22,982
DERIVATIVES - CALL POSITIONS
Futures				4,655		5,304
Options				3,375		1,417
Swaps				4,931		7,571
Others				206		412

TOTAL ASSETS AFTER ADJUSTMENTS (a)				35,057		37,687

	Sep 30, 04					Jun 30, 04

Liabilities	Consolidated	Business in Brazil				Business in Brazil
		Total	Local Currency	Foreign Currency	Business Abroad	Foreign Currency

Deposits	37,590	31,071	31,038	33	6,958	148
Demand Deposits	9,723	8,699	8,665	33	1,027	148
Savings Accounts	18,224	17,994	17,994	0	230	0
Interbank Deposits	621	71	71	0	664	0
Time Deposits	9,023	4,307	4,307	0	5,037	0
Deposits Received under Securities Repo Agreements	21,929	21,156	21,156	0	772	0
Funds from Acceptances and Issue of Securities	4,268	3,710	886	2,824	3,051	2,926
Borrowings and On-lending Borrowings	11,269	7,679	3,758	3,921	5,007	4,592
Derivative Financial Instruments	786	603	603	0	184	0
Other Liabilities	37,998	34,166	24,670	9,497	5,333	8,148
Foreign Exchange Portfolio	14,643	14,643	7,244	7,399	0	5,218
Others	23,355	19,523	17,425	2,098	5,333	2,930
Technical Provisions of Insurance, Pension Plans
and Capitalization - unrestricted	10,048	10,048	10,048	0	0	0
Deferred Income	57	41	41	0	16	0
Minority Interest in Subsidiaries	1,104	981	981	0	123	0
Stockholder’s Equity	13,471	13,471	13,471	0	6,611	0
Capital and Reserves	10,726	10,726	10,726	0	6,308	0
Net Income	2,745	2,745	2,745	0	303	0
TOTAL LIABILITIES	138,520	122,925	106,650	16,275	28,055	15,815
DERIVATIVES - PUT POSITIONS
Futures				8,552		11,333
Options				3,885		2,246
Swaps				7,516		8,212
Others				643		903

TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				36,871		38,509

FOREIGN EXCHANGE POSITION (c = a - b)				(1,814)		(823)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS’ (d)				(744)		(779)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) R$				(2,559)		(1,602)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS’ (c + d) US$				(895)		(515)

(*)	It does not exclude transactions between local and foreign business.

39	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Market Risk

Banco Itaú Holding Financeira

Banco Itaú views risk management as a key tool to optimize the utilization of capital and the selection of the best business opportunities, in order to ensure the best risk/return ratio for its shareholders. Market risk management at Itaú uses three concepts: value at risk (VaR), stress scenarios, and stop loss.

During the third quarter of 2004, the volatility risks seen in the prior quarter significantly decreased. In general, such reduction was accompanied by the appreciation in the value of the major Brazilian assets, reflecting the improved Brazilian and global macroeconomic outlook.

The next table shows Itaú’s global VaR. It can be seen that the diversification of the business units’ risks is significant, enabling the conglomerate to carry a very small total exposure to market risk when compared to its capital.

Banco Itaú Holding VaR
R$ Million

	Sep 30, 04	Jun 30, 04

Fixed Rate Risk Factor	6.1	2.1
Benchmark Rate (TR) Risk Factor	11.0	17.3
Foreign Exchange Risk Factor	41.3	13.3
Sovereign Risk Factor	22.5	24.5
Equities Risk Factor	11.9	6.9
Libor Risk Factor	0.4	0.9

Banco Itaú Europa	1.3	1.6
Banco Itaú Buen Ayre	0.3	1.6

Diversification Impact	(39.3)	(32.2)

Global VaR	55.6	35.9

(*)	VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

Banco Itaú

To take advantage of the macroeconomic scenario, Banco Itaú made small changes in the profile of its Structural Gap, which represents commercial transactions, as well as those linked to the management of risk of the same in Brazil. Such changes are more noticeable in connection with fixed rate and foreign exchange risk factors, whose VaR, stated in the table below, show some growth, albeit small when compared to the institution’s assets.

Structural Gap Itaú VaR(*)
R$ Million

	Sep 30, 04	Jun 30, 04

Fixed Rate Risk Factor	7.1	3.4
Benchmark Rate (TR) Risk Factor	11.0	18.0
Foreign Exchange Risk Factor	31.5	22.7
Equities Risk Factor	7.6	6.8
Diversification Impact	(23.7)	(25.0)

Global VaR	33.6	25.9

The trading desks for the bank’s own portfolio seek the best alternatives from among the various business opportunities available in the domestic and international markets, in addition to managing the risks of structured transactions offered to customers. Although more susceptible to market conditions, the portfolio is now more liquid, and the portfolio management is more dynamic. Bearing in mind the portfolio dynamism and the increased volatility in the economic variables seen in the past few years, the control over Banco Itaú’s own trading desks was changed as of 2004. The Statistical VaR has been replaced by Stress VaR, a tool used to determine the maximum loss to which the bank’s own desks may be subject under a stress scenario defined by the Macroeconomic Scenario Assessment Commission. During the third quarter, the utilization of the Stress VaR limit was 35.8% on average, and 65.6% on September 30. During the period, the main operations were carried out in the Fixed Rate, Foreign Exchange Coupon, Foreign Exchange Variation, Variable Income, and International Securities markets.

Overseas VaR
US$ Million

	Sep 30, 04	Jun 30, 04

Sovereign Risk Factor	6.0	7.9
Libor Risk Factor	0.1	0.3
Diversification Impact	0.0	(0.4)

Global VaR	6.1	7.8

Maximum Global VaR in the quarter	8.2	14.2
Medium Global VaR in the quarter	6.2	10.9
Minimum Global VaR in the quarter	5.0	7.8

The overall risk of Overseas positions, comprising the Grand Cayman, New York and ItaúBank positions, declined during the third quarter of 2004, in line with the reduction of the Brazil country risk. Risk management for such positions continues to be characterized by a conservative posture, as seen in the table above.

Banco Itaú BBA

The treasury of Itaú BBA introduced changes in the profile of its risk positions as a result of new volumes arising from commercial transactions and new own transactions, which partly offset the impact of the reduced volatilities in the VaR of the individual risk factors, as illustrated in the chart below.

41	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Risk Management

It should be pointed out that the value at risk remained at negligible levels when compared to the institution’s assets.

Banco Itaú BBA VaR
R$ Million

	Sep 30, 04	Jun 30, 04

Fixed Rate Risk Factor	2.9	3.1
Exchange Indexation Risk Factor	0.6	0.5
Exchange Variaton Risk Factor	9.3	10.2
Equities Risk Factor	2.9	4.4
Sovereign Risk Factor	5.5	1.7
Diversification Impact	(5.9)	(2.7)

Global VaR	15.3	17.2

Maximum Global VaR in the quarter	23.5	27.6
Minimum Global VaR in the quarter	4.2	4.7

Securities Portfolio and Credit Portifolio

The resources disposed to the diverse economic agents to finance its operations and investments totalized R$ 61,852 million on September 30, 2004.

Resources to the Economic Agents
R$ Million

30 Sep, 04

Risk Level	AA	A	B	C	D - H	Total

Euro Bond’s and Similars	3,284	676	101	1	31	4,094
Certificates of Deposits	3,533	65	7	11	8	3,624
Debentures	379	612	32	284	3	1,309
Shares	209	376	19	25	1	629
Promissory Notes	97	264	206	—	—	567
Other	363	135	50	21	—	570
SubTotal	7,866	2,128	415	341	43	10,793
Credit Operations	8,824	22,447	13,121	2,097	4,570	51,059
Total	16,690	24,575	13,536	2,438	4,614	61,852
% do Total	27.0%	39.7%	21.9%	3.9%	7.5%	100.0%

Credit Portfolio

Credit Operations

As a result of the increased demand for credit and specific actions taken in certain segments, the portfolio grew in the quarter. The Bank, however, maintained its conservative posture by prioritizing the best customers in order to protect the quality of its portfolio.

The credit portfolio amounted to R$ 51,059 million in September 2004, with a remarkable growth in the small and mid-size company and consumer credit portfolios, which increased by 70.4% and 23.0%, respectively, over the past 12 months. The appreciation of the real during the quarter significantly impacted the large corporation portfolio.

The share of higher quality customers, rated between “AA” and “C”, increased by 0.3% compared to June 2004, accounting for 91.0% of the total portfolio. This improvement was brought about by the credit policy adopted by the bank, which prioritizes the best customers.

The credit risk is spread out among the different industries, so that no single sector has a concentration of more than 4.9% of the total risk. The most significant expansions include the sectors fertilizer and pesticide, with an increase of 48.8%, agriculture and cattle raising with 14.9%, and retail with 9.7%.

Credit Operations

(*)	On September 30, 2004.
(**)	In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1)	Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts.
(2)	Guarantees include collateral, surety and other guarantees.

42	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency(*)
R$ Million

Local Currency	30-Sep-04	Variation % Sep04/Jun04	30-Jun-04	31-Dec-03	Variation % Sep04/Dec03

Corporate	12,903	7.3%	12,022	11,647	10.8%
Subtotal	12,903	7.3%	12,022	11,647	10.8%

Small and Medium-Sized Companies	8,114	12.7%	7,203	5,814	39.6%
Credit Card	3,464	8.8%	3,183	2,651	30.7%
Personal Credits	6,505	13.0%	5,757	(**)5,248	23.9%
Vehicles	5,385	9.6%	4,912	4,409	22.1%
Subtotal	23,468	11.5%	21,054	18,122	29.5%

Real State Financing	1,910	-1.9%	1,948	2,057	-7.1%

Total	38,281	9.3%	35,024	(**)31,825	20.3%

R$ Million

Foreign Currency	30-Sep-04	Variation % Sep04/Jun04	30-Jun-04	31-Dec-03	Variation % Sep04/Dec03

Corporate	10,597	-8.4%	11,575	10,826	-2.1%
Subtotal	10,597	-8.4%	11,575	10,826	-2.1%

Small and Medium-Sized Companies	2,099	3.8%	2,023	1,331	57.7%
Credit Card	—	—	—	—	—
Personal Credits	76	-6.6%	82	68	11.8%
Vehicles	—	—	—	—	—
Subtotal	2,175	3.4%	2,105	1,399	55.5%

Real State Financing	6	-27.4%	9	10	-38.7%

Total	12,779	-6.6%	13,689	12,236	4.4%

R$ Million

Total	30-Sep-04	Variation % Sep04/Jun04	30-Jun-04	31-Dec-03	Variation % Sep04/Dec03

Corporate	23,500	-0.4%	23,597	22,473	4.6%
Subtotal	23,500	-0.4%	23,597	22,473	4.6%

Small and Medium-Sized Companies	10,213	10.7%	9,226	7,145	42.9%
Credit Card	3,464	8.8%	3,183	2,651	30.7%
Personal Credits	6,581	12.7%	5,839	(**)5,317	23.8%
Vehicles	5,385	9.6%	4,912	4,409	22.1%
Subtotal	25,642	10.7%	23,159	19,521	31.4%

Real State Financing	1,916	-2.1%	1,957	2,067	-7.3%

Total	51,059	4.8%	48,713	(**)44,061	15.9%

(*)	Endorsements and sureties included.
(**)	The amounts at Dec/2003 were adjusted to exclude the loan granted on 12/18/03 to the civil servants of the State of Rio de Janeiro in the amount of R$ 520 million, which was totally settled on 01/05/04.

Case the foreign exchange rate had kept the level of June 30, 2004, the credit portfolio would reach R$ 52,172 million on September 30, 2004, being this impact related to the corporate portfolio that would be R$ 24.423 million and to the small and medium sized companies that would reach R$ 10.396 million.

43	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Risk Management

Loans Portfolio by risk factor

		Falling due installments
30-Sep-04	Overdue Installments	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 years or more	Total

Fixed Rate	4.9%	45.5%	12.3%	16.4%	12.8%	8.2%	100.0%
Floating Rate	1.5%	15.4%	8.5%	17.6%	18.3%	38.7%	100.0%
Prices Index	0.8%	2.5%	2.4%	9.2%	4.3%	80.8%	100.0%
Other	0.9%	41.1%	11.9%	16.5%	8.9%	20.7%	100.0%

Total	3.5%	38.1%	11.3%	16.6%	13.2%	17.4%	100.0%

Risk Rate of the Credit Portfolio
R$ Million

		Sep 30, 04				Jun 30, 04				Sep 30, 03

	Risk	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	AA - C	13,849	129	0.9%	6.4%	12,539	115	0.9%	5.5%	10,770	102	0.9%	4.3%
	D - H	3,379	1,200	35.5%	59.2%	3,248	1,186	36.5%	57.5%	3,434	1,271	37.0%	53.4%
Subtotal Ind		17,228	1,329	7.7%	65.6%	15,787	1,301	8.2%	63.0%	14,204	1,372	9.7%	57.7%

Businesses	AA - C	26,440	156	0.6%	7.7%	25,382	153	0.6%	7.4%	21,299	195	0.9%	8.2%
	D - H	1,142	541	47.4%	26.7%	1,212	611	50.4%	29.6%	1,430	811	56.7%	34.1%
Subtotal Bus		27,582	697	2.5%	34.4%	26,594	764	2.9%	37.0%	22,729	1,005	4.4%	42.3%

Total	AA - C	40,289	286	0.7%	14.1%	37,921	267	0.7%	13.0%	32,069	296	0.9%	12.5%
	D - H	4,521	1,741	38.5%	85.9%	4,460	1,798	40.3%	87.0%	4,864	2,081	42.8%	87.5%
Total		44,810	2,027	4.5%	100.0%	42,381	2,065	4.9%	100.0%	36,933	2,378	6.4%	100.0%
Additional Provision			1,000	2.2%			1,000	2.4%			913	2.5%

GENERAL TOTAL		44,810	3,027	6.8%		42,381	3,065	7.2%		36,933	3,290	8.9%

Policy on Credit and Provisions

Banco Itaú Holding Financeira adopts a conservative credit policy, based on rigorous analysis and rating of its customers, by using advanced, credit analysis and selective decision tools. As such, the institution tries to channel resources to those customers offering the lowest risk level. At Banco Itaú Holding Financeira, the entire decision taking process, as well as the definition of the credit policy, are centralized, in order to ensure synchronized actions and optimize business opportunities. This centralized process allows for the ongoing, swift monitoring of the criteria adopted. Decisions are taken by teams and focused on the individual segments. This policy implies provision levels considered adequate to cope with any erosion in the overall quality of the bank’s credit assets.

For more details on the provision for doubtful accounts, please refer to the section “Results of Loan Losses” of this report.

Equator Principles

In August 2004, Banco Itaú and Banco Itaú BBA subscribed to the Equator Principles, and accordingly adopted the social and environmental policy defined by the International Finance Corporation (IFC) for project finance transactions above US$ 50 million. With this move, Itaú strengthens its commitment to corporate citizenship and the development of the communities where it operates.

Operating Risk

Itaú’s policy for operating risk is twofold: managing risk- generating processes and controlling risks per se. The process management leg of this strategy focuses on identifying root causes, mapping processes, preparing action plans, developing policies and procedures, streamlining and improving processes, and developing and monitoring self-assessment indicators and key risk indicators. With respect to control, this approach focuses on the identification of operating risk events, standardization of information, quantitative modeling, statistical analysis and measurement of loss, as well as capital funding and allocation.

By using these tools to control and manage its operating risks, Itaú intends to improve its management process, comply with the requirement of the regulatory bodies and, most importantly, perpetuate its image as a solid, reliable bank.

44	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Activities Abroad

Activities Abroad

Activities Abroad

Banco Itaú Holding Financeira S.A. occupies a prominent place among the private capital economic groups with a presence abroad, through its units in New York, Grand Cayman Island, Nassau, South America, Europe, and more recently in Asia, with the conversion of the representative office in Tokyo into a branch and the opening of a trading room in Hong Kong forecast for the end of 2004.

The consolidated investments abroad of Banco Itaú Holding Financeira S.A at September 30, 2004, totaled R$ 6,611 million (US$ 2,313 million), including non-financial business.

Banco Itaú Europa has been working in commercial and investment relations between European countries and Brazil and in the issue of eurobonds on the international capital market, supported by the integration of its treasury, capital market and private banking business at Banco Itaú Europa Luxemburgo.

Banco Itaú Buen Ayre, with the purchase of 4 investment funds (Rembrandt Funds) from ABN Amro Bank, is now the third largest manager of funds in Argentina, with resources amounting to a total volume of 400 million pesos.

Highlights - Units Abroad		R$ Million

UNIT ABROAD	Sep 30, 04	Jun 30, 04	Comments on the variation in the quarterly results

Grand Cayman and New York Banches			Lower result from the marking to market of derivatives, offset by the increased of R$ 44 million on the thirdy quarter by the appreciation in securities available for sale, booked directly in Stockholder’s Equity.
Assets	8,648	8,713
Stockholder’s Equity	2,081	2,142
Income accumulated in the Financial Year	9	50
Income in the Quarter	(41)	12
Annualized ROA	0.1%	1.1%
Annualized ROE	0.6%	4.7%

Itaú Bank, Ltd.
Assets	2,601	2,646	Higher result from the portfolio of trading securities.
Stockholder’s Equity	1,068	1,113
Income accumulated in the Financial Year	84	46
Income in the Quarter	38	19
Annualized ROA	4.3%	3.5%
Annualized ROE	10.6%	8.4%

Banco Itaú Buen Ayre S.A
Assets	1,505	1,833	Reversal of allowance for loan losses, relating to the collection of loans had been that fully reserved.
Stockholder’s Equity	265	279
Income accumulated in the Financial Year	1	(12)
Income in the Quarter	13	4
Annualized ROA	0.1%	-1.3%
Annualized ROE	0.5%	-8.2%

Banco Itaú Europa S.A. Consolidated
Assets	8,427	8,919	Lower result from exchange rate variation on investments abroad and non-recurring gain in the second quarter from trading in securities available for sale, the appreciation of which is booked in Stockholder’s Equity.
Stockholder’s Equity	1,400	1,480
Income accumulated in the Financial Year	55	47
Income in the Quarter	8	23
Annualized ROA	0.9%	1.1%
Annualized ROE	5.3%	6.5%

Banco BBA and Subsidiaries(1)
Assets	10,516	10,693	Maintenance of the recurring result.
Stockholder’s Equity	1,844	1,862
Income accumulated in the Financial Year	103	44
Income in the Quarter	59	57
Annualized ROA	1.3%	0.8%
Annualized ROE	7.5%	4.8%

(1)	BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Servicos Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

46	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Activities Abroad

Trade Lines Raising

Entirely managed by Banco Itaú-BBA, funding of trade lines and the relationship with correspondent banks have maintained a great power for penetration and diversification of the origin of funds, which guarantees a substantial increase in supply, longer terms, and a reduction in funding costs.

Trade Line Distribution

Group / Country	Participation

Europe	42%
United States	35%
Latin America	10%
Canada	6%
Japan / Australia	6%
Others	0%

Performance of Over-Libor spread on trade lines (%p.a.)

	Due To:

At:	180 days	360 days

Mar 31, 04	0.375%	0.550%
Jun 30, 04	0.375%	0.550%
Sep 30, 04	0.350%	0.475%

Main issues outstanding

Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %

Fixed Rate Notes(1)	Merrill Lynch	242	08/13/2001	08/15/2011	4.25%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	08/13/2001	08/15/2011	10.00%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	11/09/2002	08/15/2011	10.00%
Fixed Rate Notes	Dresdner Kleinwort	100	04/05/2002	04/05/2005	6.75%
Fixed Rate Notes	Standard Bank	150	05/28/2003	11/29/2004	5.00%
Fixed Rate Notes	Merrill Lynch	105	11/25/2003	09/20/2010	5.01%
Floating Rate Notes(2)	HypoVereinsbank and Hamburgische Landesbank GZ	110	03/14/2002	03/14/2005	Euribor(6) + 0.55%
Floating Rate Notes	Bank of America	250	03/20/2002	03/20/2007	Libor(5) + 0.70%
Floating Rate Notes	Bank of America	150	07/19/2002	03/20/2006	Libor(5) + 0.65%
Floating Rate Notes	Nomura	150	07/23/2003	09/20/2008	Libor(5) + 0.63%
Floating Rate Notes(3)	Banca IMI and Royal Bank of Scotland	172	07/24/2003	07/24/2006	Euribor(6) + 0.55%
Floating Rate Notes	Itaubank	393	12/31/2002	03/30/2015	Libor(5) + 1.25%
Floating Rate Notes(4)	Itaú Europa, HypoVereinsbank and ING Luxembourg	244	06/25/2004	07/12/2007	Euribor(6) + 0.45%
Medium Term Notes	Itaubank, Itaú Europa and Standart Bank London	100	07/28/2003	07/28/2005	4.75

Total		2,347

(1) Amount in US$ equivalent to JPY 30 billion

(2), (3) and (4) Amounts in US$ equivalent to E$ 125 million, E$ 150 million and E$ 200 million, respectively

(5) 180-day Libor

(6) 90-day Euribor

47	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

Itaú has been improving its ownership structure so as to ensure the best utilization of capital across the institution’s operating segments, by reducing potential inefficiencies arising from the organization of shareholdings. The organization chart below summarizes the current ownership structure of Banco Itaú.

	Sep 30, 04	Jun 30, 04	Sep 30, 03

Stockholder’s	53,445	54,336	55,076
Outstanding Preferred Shares (in thousand)	52,578,207	52,483,828	53,332,367
Outstanding Common Shares (in thousand)	60,672,014	60,675,927	61,226,780
Outstanding Shares (in thousand)	113,250,221	113,159,755	114,559,147
Preferred Shares in Treasury (in thousand)	2,319,581	2,413,960	1,565,420
Common Shares in Treasury (in thousand)	15,539	11,626	125,055
Shares in Treasury (in thousand)	2,335,120	2,425,585	1,690,475

	Common	Preferred	Total

Itaúsa - Investimentos S.A. (in thousand)	53,246,417	2,803	53,249,220
Free Float (in thousand)	7,425,597	52,575,404	60,001,001

At September 30, 2004, preferred shares held in treasury accounted for 91.5% of the total options yet to be exercised by management. See Note 15 to the Financial Statements for details on the average acquisition cost of treasury stock, as well as the activity through September 30, 2004 of options granted to conglomerate executives under the “Stock Option Plan”.

Família E.S.A
60.02% Common Shares
32.83% TOTAL
Free Float
39.98% Common Shares
83.43% Preferred Shares
Itaúsa
87.76% Common Shares
47.02% TOTAL
Free Float
12.24% Common Shares
99.99% Preferred Shares
Banco Itaú Holding Financeira S.A.
100.00% Common Shares
100.00% TOTAL
Banco Itaú
Banco Itaú BBA
50.00% Common Shares
95.75% TOTAL
Banco Banerj
100.00% Common Shares
100.00% TOTAL
Banco Bemge
100.00% Common Shares
100.00% TOTAL
Banco Banestado
99.99% Common Shares
99.99% TOTAL
Banco Beg
100.00% Common Shares
100.00% TOTAL
Banco Itaú Europa
19.53% Common Shares
19.53% TOTAL
Itaú Bank
100.00% Common Shares
100.00% TOTAL
Banco Itaú Buen Ayre
100.00% Common Shares
100.00% TOTAL
Credicard
33.33% Common Shares
33.33% TOTAL
Itaú Corretora de Valores
99.99% Common Shares
99.99% TOTAL
Cia. Itauleasing
99.99% Common Shares
99.99% TOTAL
BFB Leasing
99.99% Common Shares
99.99% TOTAL
Itaú Banco de Investimento
99.99% Common Shares
99.99% TOTAL
Itaucard Financeira
99.99% Common Shares
99.99% TOTAL
Banco Itaucred
99.99% Common Shares
99.99% TOTAL
Itaú Capitalização
99.99% Common Shares
99.99% TOTAL
Banco Fiat
99.99% Common Shares
99.99% TOTAL
Itaú Seguros
100.00% Common Shares
100.00% TOTAL
Itaú Previdência e Seguros
99.99% Common Shares
99.99% TOTAL

Note: The percentage above refers to the total of direct and indirect participation.

49	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Performance in the Stock Market

Performance in the Stock Market

During the third quarter of 2004, the net outflow of foreign funds from the São Paulo Stock Exchange (Bovespa)     amounted to R$ 1,643 million. In spite of this, at the end of September Banco Itaú Holding Financeira preferred shares were quoted at R$ 317.50, appreciating by 10.2% from the third quarter. Similarly, common shares appreciated by 7.1% during the period and were traded at R$ 273.00 as of September 30, 2004.

Earnings per thousand shares amounted to R$ 8.13 in the third quarter, declining by 3.1% compared to the previous quarter. The net asset value per thousand shares was R$ 118.95, a 5.3% increase from June.

At the end of September, market capitalization reached R$ 34,959 million, corresponding to a 14.7% increase from the second quarter of 2004.

(*)	Gross of taxes

(*)	Refers to the average value of preferred shares in the last month of each quarter.

(*)	Without reinvestment

Subsequent Events

On October 20, 2004, Itaú’s book entry registered shares underwent a reserve split of one share for every one thousand shares, trading under a per-share quotation as of that date.

On October 27, 2004, Itaú and Companhia Brasileira de Distribuição — CBD — announced that the final agreements had been signed to govern a new entity co-owned by them, Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento.

According to the announcement to the market published on November 8, 2004, Itaú Holding became the holder of 50% of Unibanco’s equity interest in Credicard, which, added to its existing participation in this company’s capital, reached a total Itaú Holding’s equity interest of 50% in Credicard Banco (a credit card issuer). Itaú Holding will acquire the equity interests of Citigroup and Unibanco in Orbitall thus increasing its participation to 100% of the company’s capital (a credit card transations processer). The net investment amounts approximately to R$ 1,049 million, including estimated goodwill of R$ 955 million.

Performance in the Stock Market

On September 30, 04

Lot of Preferred Shares

Maximum in 30 days	321.00
Minimum in 30 days	294.00
Variation (%)	9.2%

Maximum in 52 weeks	321.00
Minimum in 52 weeks	222.00
Variation (%)	44.6%

Price	317.50

51	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

52	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

PricewaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 Sao Paulo, SP - Brasil Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders

Banco ItaúHolding Financeira S.A.

1.In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of September 30, 2004 and 2003, on which we issued a report without exceptions dated November 8, 2004, we performed a review of the supplementary information included in Management’s Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management’s Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management’s Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, November 8, 2004

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Ricardo Baldin Contador CRC 1SP110374/O-0	Emerson Laerte da Silva Contador CRC 1SP171089/O-3

53	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Banco Itaú Holding Financeira S.A.

Complete Financial Statements

Complete Financial Statements

September 2004

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE PERIOD JANUARY-SEPTEMBER 2004

During this period, Itaú Holding maintained its differentiated performance and reiterated its corporate commitment for social, environmental, and economic dimensions.

The results achieved arise from the permanent search for excellence of a transparent and ethical relationship with all Itaú Holding’s stakeholders, with the objects of building a sounder and more dependable company.

See below the highlights of Itaú Holding in the period January-September. The complete Financial Statements are available at the Itaú Holding website (http://www.itauri.com.br).

1.	Consolidated net income totaled R$ 2,745 million in the period, with an annualized return of 28.1% and growth of 19.5% as compared to the same period in 2003.

2.	Itaú Holding paid or provided for taxes and contributions for the period January-September 2004 in the amount of R$ 2,870 million.

3.
Itaú Holding had 42,152 employees at the end of the period. The fixed remuneration added to the charges and benefits totaled R$ 715 million, representing R$ 17,000 by employee on average in the quarter. During the quarter, R$ 11 million was invested in the development of personnel.

4.
Consolidated stockholders’ equity totaled R$ 13,471 million, a 17.5% increase as compared to the same period in 2003, while the net regulatory capital reached R$ 18,806 million. Itaú Holding’s stock exchange market capitalization reached R$ 34,959 million, the highest among banks in Latin America.

5.	The efficiency rate was below 50% for the eighth consecutive quarter, confirming Itaú Holding’s efficiency in controlling costs, thanks to the efforts of the entire organization.

6.
By the end of the period, the value of Itaú Holding Shares increased 37.6% as compared to the same period in the prior year. The amount of interest on own capital, provisioned and distributed to the stockholders totaled R$ 828 million in the nine-month period, at R$ 7.31 per thousand shares.

7.
Consolidated assets totaled R$ 138,520 million, a 16.4% increase compared to the same period in the prior year. The loan portfolio reached R$ 51,059 million, including endorsements and sureties. In the last quarter, the loan portfolio increased 4.8%, an increase noted virtually in all segments.

8.	Total resources grew 21.8% as compared to September 2003, totaling R$ 213,289 million. Note the 28.8% increase in managed funds in the same period, totaling R$ 93,774 million.

9.
Total technical provisions related to insurance, pension and capitalization reached R$ 10,048 million, a 65.1% increase compared to the same period of 2003. The premiums earned and pension and capitalization plans grew 2.7% in the quarter.

10.
The efforts of the Itaú Social Foundation and Itaú Cultural Institute stand out on the social and cultural scenes. Highlights of the Itaú Social Foundation include the new edition of the Writing the Future Award, involving more than 10 thousand schools and approximately 1.5 million students, the continuity of the Program to Improve Education in Municipalities, and the training activities to teachers and to the

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	55

youngsters that participated in the Urban Youth Program. In an effort to democratize access to culture, the Itaú Cultural Institute promoted the exhibition Emoção Art.ficial 2.0. In partnership with Paço Imperial in Rio de Janeiro, it launched the All is Brazil exhibition. The Idea Games interview program, produced by Itaú Cultural, was launched in TVE of Rio de Janeiro. The Rumos Program received applications from Brazil and other countries such as Germany, United States, and Japan. Note also the Chronicle in the Classroom Project selected to be included in the Good Corporate Citizenship Guide 2004 of Exame Magazine.

11.
To reiterate Itaú Holding concern with the environment, Banco Itaú and Banco Itaú-BBA adopted the Ecuador Principles. By adopting these Principles, Banks assure that ´projects financed over US$ 50 million are developed in a socially responsible manner, reflecting environmental management best practices.

12.
Itaú Holding and Companhia Brasileira de Distribuição (CBD) announced on July 27, 2004 the formation of a new financial institution that will operate exclusively in structuring and selling financial and related products and services to CBD’s customers. The new institution will be called Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento. Management will be the responsibility of Itaú which will appoint the Board of Directors, formed by professionals widely experienced in the business. Start-up is scheduled for the first half of 2005.

13.
Itaú Holding was picked for the fifth consecutive time to be part of the Dow Jones Sustainability Index (DJSI). In addition for being recognized for its management and generating shareholder value, the companies forming the DJSI represent an aggregate market value of US$ 6.5 trillion.

14.
Itaú Holding became the holder of 50% of Unibanco’s equity interest in Credicard, which, added to its existing participation in this company’s capital, reached a total Itaú Holding’s equity interest of 50% in Credicard Banco (a credit card issuer). Itaú Holding will acquire the equity interests of Citigroup and Unibanco in Orbitall thus increasing its participation to 100% of the company’s capital (a credit card transations processer). The net investment amounts approximately to R$ 1,049 million, including estimated goodwill of R$ 955 million.

15.
In October, Banco Itaú inaugurated its first branch in Tokyo, Japan. The branch is dedicated to the Brazilian clients resident in or passing through Japan to facilitate business with Brazil, always joining convenience, modernity, technology, transparency, and ethics, which are organization-wide values. Among the main services provided by the Japan Branch is the Itaú Remittance – transferring money from Japan to Brazil.

16.
Banco Itaú launched early October a unique campaign on the judicious use of credit. The purpose of the campaign it to guide clients and the population in general on how to judiciously use the Bank’s credit products. The campaign is planned to unfold into various aspects and aims at having a clarifying and educational role. In a time of solid credit expansion, Itaú Holding understands this is a material task for the sustainable development of the country.

Sao Paulo, November 8, 2004.

Olavo Egydio Setubal
Chairman of the Board of Directors

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	56

MANAGEMENT REPORT — January-September 2004

To our Stockholders:

We present our Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the Third Quarter of 2004, in accordance with the regulations established by the Central Bank of Brazil (BACEN) and the Brazilian Securities Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

THE ECONOMY

This quarter, the Brazilian economy maintained its recovery trend. In July, inflation started to show signs of decrease that intensified in September. Growth expectations were maintained. This scenario was confirmed with the reduction in Brazil’s sovereign risk, measured by the EMBI index of 469 base points at the end of September from 650 base points at the end of June. The Brazilian Real also appreciated in relation to the main foreign currencies. With respect to the U.S. dollar, the foreign exchange rate decreased to R$ 2.8586 at the end of September from R$ 3.1075 at the end of June. This appreciation can assist fighting inflation and opens the opportunity their domestic demand becomes an important source of GDP growth. On the other hand, it may affect the maintenance of high trade surpluses in the coming quarters.

By September, the economy still posted a remarkable trade surplus of over US$ 25 billion, substantially reducing the country’s foreign vulnerability. Exports, which up until September aggregated to US$ 70 billion, grew 34.6% as compared to the first nine months of the year giving a substantial boost to the economy.

At the same time, the recovery in wages and salaries, which increased 4.6% in July-August as compared to the same period in 2003, is increasing domestic demand and allowing the recovery of demand for durables and stimulating the production and sale of nondurable and semi-durable goods. This quarter, credit to individuals increased 6.6% and credit to businesses increased 3.3%. Forecasts point to an aggregate GDP increase of 4.0% up to the third quarter.

The recovery of the investment rate, to reach 19.7% of GDP in the third quarter, against just 18.1% in the same period of 2003, should allow the ongoing recovery of the economy. We believe that we will still have a favorable economic environment for the banking sector in the coming quarters.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	57

Banco Itaú Holding Financeira

Net income in the third quarter was R$ 920 million, thus maintaining Itaú Holding’s performance in the last years. Annualized profitability was 30.3%. Recurring net income (which does not include amortization of goodwill with respect to the Pão de Açúcar association) was R$ 1,226 million, or annualized profitability of 41.7%. The efficiency rate - expense/revenue ratio - was 43.1%.
Itaú Holding still maintains the highest stock market value amongst all Latin-American banks, totaling R$ 34,959 million.
Main economic and financial indicators

	3Q 2004	2Q 2004	Change %	Jan-Sep/04	Jan-Sep/03	Change %
Income - R$ million
Gross income from financial intermediation	2,433	2,239	8.6	6,842	6,966	(1.8)
Income from services, insurance, pension funds & capitalization	2,983	3,153	(5.4)	8,914	7,164	24.4
Administrative & personnel expenses	1,886	1,826	3.3	5,481	5,334	2.7
Operating income	1,658	1,577	5.1	4,643	4,501	3.2
Consolidated recurring net income	1,226	949	29.2	3,046	2,861	6.4
Consolidated net income	920	949	(3.0)	2,745	2,298	19.5
Results per thousand shares - R$
Consolidated net income	8.13	8.38	(3.1)	24.24	20.06	20.9
Net worth	118.95	113.00	5.3	118.95	100.07	18.9
Interest on own capital	2.87	2.33	23.0	7.31	5.94	23.0
Price per share PN (1)	308.69	269.40	14.6	308.69	224.26	37.6
Market capitalization - R$ million (2)	34,959	30,485	14.7	34,959	25,691	36.1
Balance sheet - R$ million
Total assets	138,520	122,760	12.8	138,520	118,982	16.4
Total loans (3)	51,059	48,713	4.8	51,059	42,699	19.6
Free, raised and managed own resources	213,289	194,750	9.5	213,289	175,047	21.8
Subordinated debt	4,835	5,042	(4.1)	4,835	4,770	1.4
Consolidated stockholders’ equity	13,471	12,787	5.3	13,471	11,464	17.5
Reference equity (4)	18,806	18,141	3.7	18,806	17,889	5.1
Financial indices (%)
Annualized profitability	30.3	33.1		28.1	27.6
Annualized return on assets	2.7	3.1		2.7	2.6
Solvency rate (Basel rate)	19.4	19.5		19.4	21.5
Efficiency rate (5)	43.1	45.3		44.7	43.6
Investment in fixed assets rate	24.4	23.1		24.4	31.4
(1) Based on the average quotation of the last month of the year period. (2) Calculated based on the average quotation of the preferred shares of the last month of the period. (3) Includes endorsements and sureties. (4) Capital basis, calculated according to BACEN Resolution 2,837, dated May 30, 2001, based on the economic and financial consolidated. (5) Prior period indices were recalculated arising from reclassifications of income/expenses, as described in Note 18.

Assets, loans and raised and managed funds

Itaú’s consolidated assets reached R$ 138,520 million at the end of the period, a 16.4% increase over the same period last year. Reflecting the high priority defined and the strong support offered to clients during this economic upturn period, credit grew expressively in the quarter. The loan portfolio reached R$ 51,059 million, including sureties and bonds, a 19.6% increase over the same period last year. In the last quarter there was an increase of 4.8%, which was noted in virtually all segments.

Total resources increased 21.8% as compared to September 2003, totaling R$ 213,289 million.

The highlight in the period was the 28.8% increase in managed funds, totaling R$ 93,774 million.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	58

Significant Events in the Period

. Itaú Holding with the Pão de Açúcar partnership

Itaú Holding and Companhia Brasileira de Distribuição (CBD) announced on July 27, 2004 the incorporation of a new financial institution that will operate exclusively in structuring and selling financial and related products and services to CBD customers.
The new institution, in which each partner holds 50%, will be managed by Itaú Holding, always aiming at meeting the interests of CBD in the best way possible.
The partnership with the Pão de Açúcar Group of renowned management excellence and high value brand, is intended to strengthen the offer of credit to the Brazilian consumer market.
The institution will be called Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento. Management will be appointed by Itaú Holding and formed by professionals widely experienced in the business. Start-up is scheduled for the first half of 2005.
On October 27, 2004, the definitive contracts which will govern the relationship between both groups were signed.
For Itaú Holding, this partnership will represent an investment of approximately R$ 455 million, including goodwill of R$ 380 million, which was fully amortized in the consolidated financial statements for the 3rd quarter of 2004.
. Dow Jones Sustainability Index
Itaú Holding was picked for the fifth consecutive time to be part of the Dow Jones Sustainability Index (DJSI), and is currently the only Latin American bank in the index. The DJSI is used as reference by investors and fund managers from 14 countries that administrate investment funds and individual portfolios around the world.
In addition to being recognized for its management and generating shareholder value, the companies forming the DJSI represent an aggregate market value of US$ 6.5 trillion.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	59

Awards

In the third quarter, Itaú Holding received important acknowledgements:

. Best Bank in Brazil - Euromoney Magazine (7th consecutive year)
. Best Bank in Brazil - The Banker Magazine (4th time)
. Best Bank in Brazil - Latin Finance Magazine (5th time)
. Best Bank in Latin America - Emerging Markets Magazine (3rd time)
. The most admired companies in Brazil - Carta Capital Magazine - leader in two categories: Retail Bank and Insurance company
  (3rd consecutive year) and Private Pension Fund (2nd time)
. Best Corporate Governance in Brazil - Euromoney Magazine (2nd consecutive year)
. The 100 Most Innovative IT Users - Information Week Magazine
. Largest third-party fund manager - Institutional Investor Magazine
. Best Investor Relations in Latin America - Institutional Investor - Research Group

SUBSIDIARIES

Because of the corporate restructuring completed in 2003, with the creation of Banco Itaú Holding Financeira S.A., and the resulting operational restructuring, we detail below the information of the main subsidiaries. Banco Itaú covers the main financial services market segments, while Banco Itaú-BBA specializes in services to large corporations. The tables below show the pro-forma data of Banco Itaú and Banco Itaú-BBA, as if these units’ separation process had started at the beginning of the 2003 financial year.

. Banco Itaú

This quarter loans increased 9.7%. The loans to the individuals segment and the vehicle financing segment increased 12.7% and 9.6%, respectively. In the credit card segment the increase was 8.8%. In the corporate segment, loans to small businesses and middle market increased 10.7% this quarter.
Itaú Personnalité maintained its expansion by opening four new branches in this quarter and continuously improving its products, services, and client service to ensure a high-level client satisfaction. This quarter the increase in raised and managed funds was 9.5%.
Itaú Private Bank, specialized in financial and equity management and consulting to high net worth investors, maintained its market leadership position with an aggregate of managed funds in Brazil and abroad of R$ 18.0 billion in the third quarter. This result represents a 17.7% increase in managed volume as compared to the same period in 2003 and 3.5% as compared to the second quarter of 2004.

It should be also highlighted the 20.8% increase in the deposits, as compared to the same period in 2003.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	60

Pro forma information (R$ million)	Q3 2004	Q2 2004	Change %	Jan-Sep/04	Jan-Sep/03	Change %
Income
Gross income from financial intermediation	1,823	1,840	(0.9)	5,291	5,374	(1.5)
Income from services, insurance, pension funds & capitalization	1,618	1,580	2.5	4,736	4,143	14.3
Administrative & personnel expenses	1,778	1,732	2.6	5,187	5,090	1.9
Operating income	1,163	1,210	(3.9)	3,323	3,167	4.9
Net income	814	778	4.7	2,204	1,999	10.2
Allocated capital - tier I (1)	8,182	7,499	9.1	8,182	7,235	13.1
Annualized profitability (%)	46.2	48.4		37,4	38.5
Assets & Loans
Total loans (2)	27,559	25,116	9.7	27,559	20,101	37.1
Businesses	10,316	9,314	10.7	10,316	6,084	69.6
- Small businesses and middle market	10,316	9,314	10.7	10,316	6,084	69.6
Individuals	17,243	15,802	9.1	17,243	14,017	23.0
- Mortgage loans - individuals	1,813	1,868	(3.0)	1,813	2,045	(11.4)
- Credit card	3,464	3,183	8.8	3,464	2,721	27.3
- Consumer Credit	6,581	5,839	12.7	6,581	5,140	28.0
- Vehicles	5,385	4,912	9.6	5,385	4,111	31.0
Interbank investments	32,622	22,643	44.1	32,622	22,785	43.2
Securities	17,815	17,356	2.6	17,815	18,135	(1.8)
Deposits & Funds raised and managed	130,301	123,987	5.1	130,301	103,056	26.4
Deposits	36,527	34,421	6.1	36,527	30,239	20.8
Funds managed	93,774	89,566	4.7	93,774	72,817	28.8
- Investment funds	86,444	82,341	5.0	86,444	66,906	29.2
- Managed portfolios	7,330	7,225	1.5	7,330	5,911	24.0
(1) Reflects the capital of Banco Itaú Pro Forma, defined based on managerial criteria set up for the allocation of capital of Itaú Holding to its business units. (2) Including endorsements and sureties.

.. Financial Expansion

Taií, Itaú finance company engaged in offering credit facilities to the low-income population, started its operations in June and already has 11 branches for its pilot project. The confirmation of production, default, and brand forecasts have boosted the immediate expansion of Taií’s operations. By the end of the year, 19 additional branches will be inaugurated, 7 of which in the Greater Sao Paulo and 12 in the Greater Rio de Janeiro.

.. Credit Cards

In September, the number of Itaucard credit cards in issue in Brazil went over 6.6 million. The number of transactions in the third quarter, including shopping and money drafts, was more than R$ 3.2 billion, a 24.3% increase as compared to the same period in 2003. Market share reached 13.5% in the number of cards and 12.6% in billings.
It was launched the Itaucard Mastercard Business card for businesses - aimed at small businesses that are Banco Itaú clients - and conceived based on market research. The card was developed based on a new system platform and provides all the convenience of the Itaú electronic channels to an exclusive unique reward program, among other benefits. Approximately 20,000 cards were sold in the first quarter of activity.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	61

.. Social Excellency Fund

Launched in September, the Itaú Social Excellency Fund FIA, which will serve two types of investors: institution investors and individuals. The fund portfolio consists of securities of companies with differentiated and recognized social corporate responsibility practices. In addition to the security risk and return analysis, fund managers will analyze three essential aspects: Social Practices, Environmental Protection Practices, and Good Corporate Governance Practices.

.. Insurance, Pension Plans and Capitalization

Itaú Seguros and its subsidiaries (including Health) reached, this quarter, R$ 537 million in premiums, presenting an increase of 14% as compared to the same period in 2003. A higher cost of claims adversely affected income.

Income from pension plans reached, this quarter, R$ 199 million and VGBL premiums reached an aggregate of R$ 524 million.
Technical provisions for pension funds totaled R$ 3,850 million, an increase of 5.9% as compared to the second quarter of 2004. VGBL and life insurance technical provisions totaled R$ 4,104 million.
The technical provisions for capitalization totaled R$ 1,012 million, from which more than R$ 6 million in cash was distributed during this quarter, as prizes to the winning customers. This quarter, 170,000 bonds were sold, reaching 653,000 in the year to date.
Itaú Seguros launched the Consultor Automotivo (Car Adviser). This service offers car insurers a free evaluation that identifies possible problems in their cars before taking the car to a repair shop. Consultor Automotivo also provides a repair cost estimate.
(Pro Forma Information) (R$ million)	Insurance (1)		Life Insurance and Pension Plans (1)		Capitalization (1)		Consolidated (1)
	Q3 2004	Q2 2004	Q3 2004	Q2 2004	Q3 2004	Q2 2004	Q3 2004	Q2 2004	Change (%)
Net income	25	23	63	80	28	33	117	131	(10.7)
Premiums earned and revenues from pension plans and capitalization	400	388	93	94	46	48	540	526	2.7
Technical provisions	1,082	1,038	7,954	7,254	1,012	976	10,048	9,267	8.4
(1) Shareholdings in other businesses were eliminated.

.. Banco Itau Europa

In January-September 2004, Banco Itaú Europa posted consolidated net income of € 21.5 million. These results reflect the diversification with important contribution to this performance of the capital market, treasury, and international private banking operations, and the interest held in BPI - Banco Português de Investimentos, one of the main Portuguese financial groups. At the end of the period, Banco Itaú Europa presents an efficiency rate of 29%.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	62

Itaú Europa’s business, including assets and guarantees, totaled € 2,543 million, a 15% increase when compared to the same period in 2003. This increase came with a positive performance of the different loan portfolios of Banco Itaú Europa, in particular the structured financing portfolio, which reached approximately US$ 850 million. In this context, Itaú Europa has been expanding its client base both in the corporate segment of Banco Itaú-BBA and middle market served by Banco Itaú.

Private banking has also helped to increase Banco Itaú Europa’s business, with managed assets exceeding US$ 2 billion.

Banco Itaú Europa Luxembourg maintained its policy of expanding its private client base by increasing and strengthening the product offer, fund family, investment options, and advisory services, always acting proactively in fund allocation.

. Banco Itau-BBA

Because of the very favorable economic environment during the quarter, the corporate segment experienced a significant improvement of its main financial indicators, including in the return over indebtedness ratio, thus positively impacting Banco Itaú-BBA’s (Itaú-BBA) risk ratings of different industries.
The balance of the loan portfolio was R$ 18.9 billion, a slight decrease of 0.4% as compared to June 2004. If we include endorsements and sureties, this balance increases to R$ 23.5 billion, a 4.0% increase as compared to September 2003. Note that these amounts were impacted by the appreciation of the real in relation to the US dollar to R$ 2.8586 at September 30, 2004 from R$ 3.1075 at June 30, 2004. If we disregard this effect on the loan portfolio portion subject to foreign exchange fluctuation, the balance would post an increase of approximately 3.0% when compared to the balance in June 2004.

This quarter, in addition to the increase in the number of transactions with structured products and derivatives in Brazil and abroad, we highlight the steady increase in businesses created resulting from cross selling and operating in the capital markets.
During the third quarter of 2004, Banco Itaú-BBA advised several clients on fund raising in the domestic and foreign markets, amounting to approximately R$ 4.0 billion in fourteen transactions.

In the domestic fixed-income market, Itaú-BBA participated in ten debenture transactions, totaling approximately R$ 3.0 billion, from which we highlight the issue in two series of Suzano Bahia Sul Papel e Celulose S.A. debentures, in the amount of R$ 500 million for a ten-year period, the issue of two series of Concessionária da Rodovia Presidente Dutra S.A. debentures, in the amount of R$ 180 million for a seven-year period, and finally the issue of Brasil Telecom S.A. single-series debentures, in the amount of R$ 500 million for a five-year period.

In the foreign market, Itaú-BBA led the issue of US$ 100 million Medium Term Notes of Banco Votorantim S.A. for a three-year period.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	63

In the variable-income market, Itaú-BBA acted as coordinator and book runner of the first Exchange Traded Fund in Latin America, PIBB, formed after the disposal of the BNDES shareholding fund, through which R$ 600 million was raised.

Additionally, Itaú-BBA assisted the Electrolux Group during the delisting procedure of Electrolux do Brasil S.A. and is currently advising Inbev SA/NV and Teléfonos de México S.A. in their takeover bids of the common shares of Companhia de Bebidas das Américas - Ambev and Embratel Participações S.A., respectively.

During the third quarter of 2004, Itaú-BBA continued to benefit from its international structure, consisting of its Nassau branch and offices in Buenos Aires and New York, to meet its clients’ demand. After the capital increase of the Nassau branch, Bahamas, in the amount of US$ 150 million or R$ 437 million, carried out in March 24, 2004, the institution established new equity levels consistent with the volume of its international operations.
In the period, the offer of foreign trade facilities was still large, with an increase in terms and a decrease in costs. The fund raising distribution for Itaú Holding’s trade facilities is still wide-ranging as regards the source of funds, thus evidencing Itaú Holding’s capacity of penetration and diversification in several markets.
Itaú-BBA and Banco Itaú closed the third quarter of 2004 with facilities drafted from correspondent banks in the amount of US$ 2.0 billion, against US$ 2.6 billion at the end of September 2003. Itaú-BBA, the unit in charge of all activities regarding Itaú Holding’s correspondent banks, maintains a relationship with over 120 banks.
The indicators below are based on the pro forma financial statements of Itaú-BBA are intended to reflect the results of this business unit’s results based on managerial information.
Banco Itaú-BBA Pro Forma Information	3Q 2004	2Q 2004	Change %	Jan-Sep/04	Jan-Sep/03 (2)	Change %
Income - R$ million
Gross income from financial intermediation	438	320	36.8	1,181	1,155	2.2
Operating income	385	234	64.6	951	978	(2.7)
Consolidated net income	213	198	7.3	643	550	16.9
Balance Sheet - R$ million
Total assets	38,464	36,191	6.3	38,464	29,063	32.3
Total loans (including endorsements and sureties)	23,500	23,597	(0.4)	23,500	22,598	4.0
Allocated capital - tier 1 (1)	3,814	3,543	7.7	3,814	3,078	23.9
Financial indices (%)
Annualized profitability	24.2	24.3		23.1	24.5
Annualized return on assets	2.2	2.2		2.2	2.5
Efficiency rate	21.1	25.6		25.2	15.5
(1) Reflects the capital of Itaú-BBA Pro Forma, defined based on managerial criteria set up for the allocation of capital of Itaú Holding to its business units.
(2) Prior periods information is readjusted, in order to provide a better comparison in relation to the managerial criteria adopted as from 2004, specially related to the allocation of capital and to interest on own capital.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	64

Human Capital Management

At the end of the quarter, Itaú Holding employed 42,152 people. Staff fixed compensation plus charges and benefits totaled R$ 715 million or R$ 17,000 per employee on average for this quarter. In the period, R$ 11 million was invested in human capital development. Amongst the different courses provided, we highlight the first Learning Map, aimed at contributing to the understanding of Itaú Holding’s People Management Policies and Management Practices, as well as to encourage their application by those who, among other responsibilities, are in charge of managing teams.

Through the Young Citizen Program, coordinated by the São Paulo State Government, this quarter the Bank hired 133 youngsters, as office boys and trainees, for the branches’ administrative and self-service areas. The Young Apprentice Program, aimed at expanding opportunities and offering professional experience to poor young students, resulted in the hiring of 61 youngsters. The number of employees working at the Bank through the People with Special Needs Hiring Program is now 790 people.

Social and Environmental Responsibility

For Itaú Holding, the commitment to sustainable development reflects on the way we do business, taking into consideration social, environmental, and economic dimensions, the transparency and ethics of our relationships with our stakeholders, and social and cultural investments.

. Itaú Social

Highlights for the period include the activities of the 2nd edition of the “Prêmio Escrevendo o Futuro” (“Writing the Future Award”) regarding the selection of the semifinalist texts and the students and teachers that will participate in the Regional Workshops. The awards will be granted on December 6.
The “Programa Melhoria da Educação do Município” (“Improvement of Municipal Education Program”) continued its 2nd stage in the so-called semiarid. In the Paraíba center a pilot project was initiated to assess and monitor the Program.
As part of the “Programa Educação e Participação” (“Education and Participation Program”), we continued the Learning Managers Program and promoted the six Regional Training Gatherings.
The “Programa Jovens Urbanos” (Urban Youth Program) continued to offer training courses to teachers and to the 480 youngsters that participated in its first edition.

The Itaú Holding Support Voluntaries Committee was created. This committee is composed of voluntary employees from different areas of the Bank.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	65

Together with Rádio Bandeirantes, the 4th edition of the “Prêmio Escola Voluntária” (“Voluntary School Award”) was opened with the participation of 225 schools. Teachers and students from the ten semifinalist schools participated in the communication and voluntary work training program.

Investing in the strengthening of the management competence of third sector entities, the Itaú Social Foundation developed a Social Projects Economic Evaluation methodology to be made available to Government Authorities and NGOs in 2005. In November, the Foundation will conduct in Sao Paulo the Social Projects Economic Evaluation Seminar.

. Environment

To reiterate Itaú Holding concern with the environment, Banco Itaú and Itaú-BBA have adopted the Ecuador Principles.

By adopting these Principles, Banks agree to comply with the social and environmental policy of the International Finance Corporation (IFC) in project finance transactions over US$ 50 million. Projects outside standards will have to adapt to the standards in order to receive financing.

. Itaú Cultural

In July, the 2nd edition of the international event Emoção Art.ficial 2.0 was opened to the public. With 30 art works by Brazilian and foreign artists, the biennial exhibition discussed the political use of technology, its growing presence in daily life, and its impact on society, especially in countries with striking social differences. The exhibition was open during 76 days and recorded 129,710 visitors.

The main purpose of the Rumos Program is to find new talents of the artistic and intellectual Brazilian production. Through public notices in the internet and in partnerships from all over the country, it is possible to participate in the selection process. The 2004-2005 issue received 1,649 applications from all Brazilian states and residents from countries such as Germany, United States, and Japan. From May 18 to September 22, 1,403 applications were received for the Music area, 108 applications for Cultural Journalism, and 138 for Audiobooks.
Following the partnership started in 2003 with Paço Imperial in Rio de Janeiro, in March it was launched in the capital of Rio de Janeiro , the exhibition “Tudo é Brazil” (“All is Brazil”), under the guardianship of Lauro Cavalcanti. 88,400 people visited the event, which generated a book and a DVD distributed to cultural and educational institutions. In November the exhibition will be transferred to the Itaú Cultural headquarter in São Paulo.
The Project “Crônica na Sala de Aula” (“Chronicle in the Classroom”), which enables teachers of public schools to use literary works as a tool in the classroom - passed through seven States during the year. In September, this project was selected to be included in the Good Corporate Citizenship Guide 2004 of Exame Magazine.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	66

In September, the Program “Jogo de Idéias” (“Idea Games”), to be exhibited on Tuesdays at 9:30 pm, was launched in TVE of Rio de Janeiro. Idea Games is produced by Itaú Cultural and includes discussions with authorities, artists, cultural producers and agents on current issues.

Subsequent Events

. Equity interest in Credicard Banco and Orbitall
According to the announcement to the market published in this date, Itaú Holding became the owner of 50% of Unibanco participation in Credicard, which, added to its existing participation, reached a total Itaú Holding’s equity interest of 50% in Credicard Banco (a credit card issuer).

Itaú Holding will acquire the equity interests of Citigroup and Unibanco in Orbitall thus increasing its participation to 100% of the company’s capital (a credit card transations processer).
The above mentioned transations, which are subject to certain conditions agreed upon among the parties, represent to Itaú Holding a net investment of approximately R$ 1,049 million, including estimated goodwill of R$ 955 million.

. Inauguration of the Itaú Branch in Japan

In October, Itaú inaugurated its first branch in Tokyo, Japan. The branch is dedicated to the Brazilian clients resident in or passing by Japan to facilitate business with Brazil, always joining convenience, modernity, technology, transparency, and ethics, which are organization-wide values. Among the main services provided by the Japan Branch is the Itaú Remittance - transferring money from Japan to Brazil.

The presence in Japan is an important step toward the consolidation of the Bank’s international strategy. The Tokyo Branch is Itaú’s first branch in Asia. Currently, Banco Itaú is in the USA and in Europe, in addition to branches in Central and South America.
. Judicious Use of Credit

Consistently with its corporate responsibility values, in early October Banco Itaú launched a unique campaign on the judicious use of credit. The guide on how to use credit - one of the most important issues of the campaign - will provide information on how to control a household budget, several types of credit facilities, and how to use them wisely.
The purpose of the campaign is to guide clients and the population in general, in a simple and transparent way, on how to judiciously use credit facilities available in the Brazilian financial market.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	67

Financial Capacity

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth Securities’ recording and accounting measurement criteria, Itaú Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item “held-to-maturity securities” in the balance sheet.

Independent Auditors

The policy of Itaú Holding for the engagement of non-audit services from our current independent auditors is based on following principles:
a) The engagement of any services to be provided by independent auditors depends upon approval by the Audit Committee, formed by members of the Board of Directors, which also approves the thresholds of fees payable;

b) It is the responsibility of the Audit Committee to ensure the independence and objectivity of the Independent Auditor, based on internationally accepted principles. These principles consist of: (a) the auditor must not audit his own work, (b) the auditor should not perform managerial roles for his client and (c) the auditor must not promote the interest of his client. It is also the duty of the Audit Committee to ensure that there are no other encumbrances to the provision of services by the Independent Auditor prescribed by Regulators.
During the period, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,730 thousand, which represent 18.0% of total fees paid.
During this period, PricewaterhouseCoopers Auditores Independentes did not provide to Banco Itaú Financial Holding or its subsidiary companies any services unrelated to the external audit which had fees that exceeded 5% of total external audit costs.

Acknowledgements

We thank our employees for their effort and dedication, which make our organization successful. To our clients, our acknowledgement for their preference and loyalty, which we try to pay back through the quality and distinctiveness of our services. We also thank our stockholders for their invaluable support and trust, which are essential for the performance of Itaú Holding.

(Approved at the Meeting of the Board of Directors on November 8, 2004).

The complete financial statements and the Management’s Discussion and Analysis Report, with more details about the results of the period, are available at Itaú Holding’s website (http://www.itauri.com.br).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	68

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS	ADVISORY COUNCIL
Chairman	FERNANDO DE ALMEIDA NOBRE NETO
OLAVO EGYDIO SETUBAL	JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LÍCIO MEIRELLES FERREIRA
Vice-Presidents	LUIZ EDUARDO CAMPELLO
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU	OPTIONS COMMITTEE ITAÚ HOLDING
ROBERTO EGYDIO SETUBAL	Chairman
OLAVO EGYDIO SETUBAL
Members	Members
ALCIDES LOPES TÁPIAS	CARLOS DA CÂMARA PESTANA
CARLOS DA CÂMARA PESTANA	JOSÉ CARLOS MORAES ABREU
FERNÃO CARLOS BOTELHO BRACHER	ROBERTO EGYDIO SETUBAL
HENRI PENCHAS	ROBERTO TEIXEIRA DA COSTA
JOSÉ VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA	AUDIT COMMITTEE
PERSIO ARIDA	Chairman
ROBERTO TEIXEIRA DA COSTA	CARLOS DA CÂMARA PESTANA
SERGIO SILVA DE FREITAS	Members
TEREZA CRISTINA GROSSI TOGNI	ALCIDES LOPES TÁPIAS TEREZA CRISTINA GROSSI TOGNI (Specialist)
EXECUTIVE BOARD

Director and Chief Executive Officer	TRADING COMMITTEE
ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
Senior Vice-Presidents	HENRI PENCHAS
HENRI PENCHAS	MARIA ELIZABETE VILAÇA LOPES
SERGIO SILVA DE FREITAS	ROBERTO TEIXEIRA DA COSTA

Executive Vice-President	DISCLOSURE COMMITTEE
ALFREDO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
Legal Consultant	ALFREDO EGYDIO ARRUDA VILLELA FILHO
LUCIANO DA SILVA AMARO	ANTONIO JACINTO MATIAS
HENRI PENCHAS
Executive Directors	MARIA ELIZABETE VILAÇA LOPES
RODOLFO HENRIQUE FISCHER	ROBERTO TEIXEIRA DA COSTA
SÍLVIO APARECIDO DE CARVALHO	TEREZA CRISTINA GROSSI TOGNI

INTERNATIONAL ADVISORY COMMITTEE	FISCAL COUNCIL
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA	Chairman
CARLOS DA CÂMARA PESTANA	GUSTAVO JORGE LABOISSIERE LOYOLA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS	Effective Members
JOSÉ CARLOS MORAES ABREU	ALBERTO SOZIN FURUGUEM
MARIA DE LOURDES EGYDIO VILLELA	IRAN SIQUEIRA LIMA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	69

BANCO ITAÚ S.A.

President and Chief Executive Officer ROBERTO EGYDIO SETUBAL
Senior Vice-Presidents HENRI PENCHAS SERGIO SILVA DE FREITAS
Executive Vice-Presidents ALFREDO EGYDIO SETUBAL ANTÔNIO JACINTO MATIAS RENATO ROBERTO CUOCO RODOLFO HENRIQUE FISCHER
Legal Consultant LUCIANO DA SILVA AMARO
Executive Directors
FERNANDO TADEU PEREZ
HÉLIO DE MENDONÇA LIMA
JOÃO JACÓ HAZARABEDIAN
JOSÉ FRANCISCO CÁNEPA
MARCO AMBROGIO CRESPI BONOMI(*)
OSVALDO DO NASCIMENTO
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU
SÉRGIO RIBEIRO DA COSTA WERLANG
SÍLVIO APARECIDO DE CARVALHO

BANCO ITAÚ-BBA S.A.

Chief Executive Officer FERNÃO CARLOS BOTELHO BRACHER
Vice-Presidents ANTÔNIO CARLOS BARBOSA DE OLIVEIRA CANDIDO BOTELHO BRACHER EDUARDO MAZZILLI DE VASSIMON

ITAÚ SEGUROS S.A.

Chief Executive Officer LUIZ DE CAMPOS SALLES
Executive Vice-Presidents OLAVO EGYDIO SETUBAL JÚNIOR MARCELO BLAY
Executive Directors CARLOS EDUARDO DE MORI LUPORINI CLÁUDIO CÉSAR SANCHES JOSÉ CARLOS MORAES ABREU FILHO

(*)  Promoted to Executive Director by the General Ordinary Meeting of April 30, 2004, pending approval by the Brazilian Central Bank.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	70

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

ASSETS	09/30/2004	09/30/2003

CURRENT ASSETS AND LONG-TERM RECEIVABLES	135,455,158	115,744,146

CASH AND CASH EQUIVALENTS	1,926,164	1,643,813

SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	25,396,978	22,784,817

Money market	15,932,790	11,757,099

Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	303,108	657,089

Interbank deposits	9,161,080	10,370,629

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	28,258,317	29,059,565

Own portfolio	12,813,774	14,775,098

Subject to repurchase commitments	1,344,040	2,374,544

Pledged in guarantee	2,396,927	3,465,754

Deposited with the Central Bank	1,041,712	1,701,866

Derivative Financial Instruments	1,318,784	1,506,447

Assets Guaranteeing Technical Provision - Funds Quotas of PGBL/VGBL (Note 10b)	6,117,892	2,773,078

Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	3,225,188	2,462,778

INTERBANK ACCOUNTS	11,244,611	8,875,703

Pending settlement	1,339,835	1,180,986

Central Bank Deposits	9,635,040	7,379,150

National Housing System (SFH)	266,559	314,268

Correspondents	3,177	1,299

INTERBRANCH ACCOUNTS	18,169	15,352

LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	41,783,375	33,642,353

Operations with credit characteristics (Note 4d)	44,810,178	36,932,673

(Allowance for loan losses) (Note 4e)	(3,026,803)	(3,290,320)

OTHER RECEIVABLES	25,714,251	18,700,015

Foreign exchange portfolio (Note 8)	14,375,443	7,796,186

Income receivable	523,988	590,715

Insurance premium receivable	632,177	522,387

Negotiation and intermediation of securities	783,739	569,978

Sundry (Note 11a)	9,398,904	9,220,749

OTHER ASSETS (Note 4f)	1,113,293	1,022,528

Other assets	399,128	493,462

(Valuation allowance)	(129,087)	(132,118)

Prepaid expenses	843,252	661,184

PERMANENT ASSETS	3,064,609	3,237,803

INVESTMENTS (Notes 4g and 14a)	887,603	878,206

Investments in subsidiaries and affiliates	749,697	734,504

Domestic	124,389	113,807

Foreign	625,308	620,697

Other investments	249,809	237,137

(Allowance for losses)	(111,903)	(93,435)

FIXED ASSETS (Note 4h)	1,941,604	2,091,635

Property for own use	2,127,803	2,102,044

Other fixed assets	2,788,515	2,429,534

(Accumulated depreciation)	(2,974,714)	(2,439,943)

DEFERRED CHARGES (Note 4i)	235,402	267,962

Organization and expansion expenses	534,129	560,193

(Accumulated amortization)	(298,727)	(292,231)

TOTAL ASSETS	138,519,767	118,981,949

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	71

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

LIABILITIES	09/30/2004	09/30/2003

CURRENT AND LONG-TERM LIABILITIES	123,887,598	106,460,865

DEPOSITS (Notes 4a and 9b)	37,590,378	34,413,585

Demand deposits	9,722,725	7,099,911

Savings deposits	18,223,958	16,866,548

Interbank deposits	620,869	1,069,817

Time deposits	9,022,826	9,377,309

DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	21,928,611	18,293,858

Own portfolio	9,559,128	8,637,387

Third-party portfolio	6,270,104	9,631,207

Free portfolio	6,099,379	25,264

FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	4,267,777	5,348,788

Mortgage notes	41,057	73,241

Debentures	844,818	669,165

Foreign borrowings in securities	3,381,902	4,606,382

INTERBANK ACCOUNTS	1,388,995	1,194,969

Pending settlement	1,241,557	1,024,412

Correspondents	147,438	170,557

INTERBRANCH ACCOUNTS	1,087,345	763,118

Thirdy-party funds in transit	1,081,701	757,844

Internal transfer of funds	5,644	5,274

BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	11,268,725	13,483,811

Borrowings	6,866,391	9,257,120

Onlendings	4,402,334	4,226,691

DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	786,395	668,873

TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	10,047,628	6,085,798

OTHER LIABILITIES	35,521,744	26,208,065

Collection and payment of taxes and contributions	1,391,910	845,419

Exchange portfolio (Note 8)	14,642,895	8,097,672

Social and statutory	744,902	639,861

Tax and social security contributions (Note 13c I)	3,641,946	3,684,161

Negotiation and intermediation of securities	1,562,741	989,413

Credit card operations	2,543,146	1,923,813

Securitization of foreign payment orders (Note 9f)	2,032,131	1,681,902

Subordinated debt (Note 9g)	4,834,829	4,770,195

Sundry (Note 11b)	4,127,244	3,575,629

DEFERRED INCOME	57,278	73,602

MINORITY INTEREST IN SUBSIDIARIES	1,104,045	983,677

STOCKHOLDERS’ EQUITY (Note 15)	13,470,846	11,463,805

Capital	8,101,000	4,780,000

Domestic	6,469,309	3,806,767

Foreign	1,631,691	973,233

Capital reserves	2,183,867	5,648,619

Retained earnings	3,173,186	850,543

Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6c)	483,673	434,386

(Treasury shares)	(470,880)	(249,743)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	138,519,767	118,981,949

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	72

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income
(In thousands of Reais)

	01/01 to 09/30/2004	01/01 to 09/30/2003

INCOME FROM FINANCIAL OPERATIONS	12,524,340	9,515,333

Loans, leasing and other credits	7,095,542	4,989,753

Securities	3,952,239	2,818,034

Insurance, pension plan and capitalization	904,398	833,549

Foreign exchange operations	114,050	133,717

Compulsory deposits	458,111	740,280

EXPENSES ON FINANCIAL OPERATIONS	(5,021,315)	(1,352,442)

Money market	(3,690,545)	(2,628,863)

Technical provisions for pension plan and capitalization	(686,029)	(519,219)

Borrowings and onlendings	(644,741)	1,795,640

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	7,503,025	8,162,891

RESULT FROM LOANS LOSSES (Note 7d I)	(660,555)	(1,196,775)

Expenses with loan loss reserve	(1,147,676)	(1,591,598)

Income from recovery of loans written off as loss	487,121	394,823

GROSS INCOME FROM FINANCIAL OPERATIONS	6,842,470	6,966,116

OTHER OPERATING INCOME (EXPENSES)	(2,199,425)	(2,465,261)

Banking service fees (Note 11c)	4,366,230	3,777,913

Resources management	1,035,790	966,487

Current account services	903,501	742,690

Credit cards	790,958	714,907

Sureties and credits granted	649,200	484,712

Receipt services	564,808	514,541

Other	421,973	354,576

Result of operations with insurance, pension plan and capitalization (Note 10c)	590,255	536,993

Personnel expenses (Note 11d)	(2,409,698)	(2,344,627)

Other administrative expenses (Note 11e)	(3,071,032)	(2,989,579)

Tax expenses (Notes 4k and 13a II)	(1,029,963)	(766,256)

Income from interest in associated companies and subsidiaries (Note 14b)	34,659	(33,897)

Other operating income (Note 11f)	207,900	260,755

Other operating expenses (Note 11g)	(887,776)	(906,563)

OPERATING INCOME	4,643,045	4,500,855

NON-OPERATING RESULT	1,932	(69,624)

INCOME BEFORE TAXATION ON PROFIT AND PROFIT SHARING	4,644,977	4,431,231

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4k and 13a I)	(1,312,866)	(1,386,224)

Due on operations for the period	(1,280,469)	(1,555,711)

Temporary differences	(32,397)	169,487

EXTRAORDINARY RESULT (Note 12)	(300,599)	(563,473)

PROFIT SHARING	(271,049)	(240,923)

Employees - Law 10101 of 12/19/2000	(211,293)	(187,407)

Officers - Statutory - Law 6404 of 12/15/1976	(59,756)	(53,516)

MINORITY INTEREST IN SUBSIDIARIES	(15,167)	57,260

NET INCOME	2,745,296	2,297,871

NUMBER OF OUTSTANDING SHARES - In thousands (Note 15a)	113,250,221	114,559,146

NET INCOME PER THOUSAND SHARES - R$	24.24	20.06

BOOK VALUE PER THOUSAND SHARES - R$	118.95	100.07

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	73

 BANCO ITAÚ HOLDING FINANCEIRA S.A.
NOTES TO THE FINANCIAL STATEMENTS
PERIODS FROM JANUARY 01 TO SEPTEMBER 30, 2004 AND 2003
(All amounts in thousands of Reais unless otherwise indicated)

NOTE 1 – OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

In the period, the process of acquisition of Banco AGF S.A., which had started on October 20, 2003, was approved by the Brazilian Central Bank on February 5, 2004. As from March 31, 2004, the acquisition is included in the consolidated financial statements. Financial settlement in the amount of R$ 247,942 for the transaction as a whole, including the acquisition of AGF Vida e Previdência S.A. and the group life portfolio of AGF Brasil Seguros, already consolidated on December 31, 2003, occurred on February 20, 2004.

On October 27, 2004, the definitive contracts announced on July 27, 2004 which aim at establishing a partnership between ITAÚ HOLDING and Companhia Brasileira de Distribuição (CBD) for the incorporation of a new company named FINANCEIRA ITAÚ CBD S.A. CRÉDITO, FINANCIAMENTO E INVESTIMENTO were signed. This company will operate exclusively in the structuring and sales of financial products and services and related ones for CBD customers. The investment amounted to R$ 455,541, resulting in a goodwill of R$ 380,540 fully amortized in the consolidated financial statements.

This operation is pending approval by the Brazilian Central Bank. Operations are estimated to start at the beginning of the first half of 2005, and the result for the next year is not expected to be significantly affected.
NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

The consolidated Financial Statements are being presented without the segregation between Current and Long-Term, consistent with the prior quarter’s presentations.

In Loan, Leasing and Other Credits Operations – Operations with Credit Cards are included the receivables, arising from purchases made by their owners. The resources related to these amounts are included in Other Liabilities – Operations with Credit Cards. The leasing Operations are presented at current value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

The exchange rate result is presented adjusted, with the reclassification of expenses and income, so as to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	74

b) Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The investments by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of operation and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

The goodwill originated from the acquisition of investments is fully amortized in the years in which the investments occur, in order to: a) permit better comparability with previous periods’ consolidated Financial Statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

In Banco Banestado S.A.(BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAÚ HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, which are factors that favour maximization of results.

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, highlighting:

		Participation %

		09/30/2004	09/30/2003

FINANCIAL ACTIVITY AND FINANCIAL INTERMEDIATION
Banco Itaú S.A.		100.00	100.00
Banco Itaú-BBA S.A.		95.75	95.75
Banco Banerj S.A.		99.99	99.99
Banco Banestado S.A.		99.99	99.99
Banco BEG S.A.		100.00	99.99
Banco Itaucred Financiamento S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itausaga S.A.	(1)	99.99	-
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(2)	19.52	19.52
Banco Itaú Europa S.A.	(2)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION
Itaú Seguros S.A. and Subsidiaries		100.00	100.00
Itaú Vida e Previdência S.A.		99.99	99.99
Cia. Itaú de Capitalização		99.99	99.84
Itauprev Vida e Previdência S.A.	(1)	99.99	-
CREDIT CARD ADMINISTRATION ACTIVITIES
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard S.A. Administradora de Cartões de Crédito and Subsidiaries	(3)	33.33	33.33
Miravalles Empreendimentos e Participações S.A.	(3)(4)	50.00	-
Redecard S.A.	(3)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION
Fiat Administradora de Consórcio Ltda.		99.99	99.99
Itaú Administradora de Consórcio Ltda.		99.99	99.99
NON FINANCIAL INSTITUTIONS
Akbar – Marketing e Serviços, LDA and Subsidiaries		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada		100.00	100.00
Itaúsa Export S.A.	(2)	22.23	22.23
Serasa - Centralização de Serviços dos Bancos S.A.	(3)	32.54	32.54

(1) New name of Banco AGF S.A. and AGF Vida e Previdência, respectively (Note 1).
(2) Affiliated companies included in consolidation, with the authorization from CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).
(3) Investment with shared control, proportionally included in consolidation.
(4) Investment set up on August 9, 2004 to make the venture between ITAÚ and CBD (Note 1) feasible.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	75

NOTE 3 - BASEL RATIO AND FIXED ASSET RATIO
The main indicators at September 30, 2004, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), are as follows:

	Financial system consolidated (1)	Economic-Financial consolidated (2)

Referential equity (3)	18,903,091	18,806,210
Basel ratio	20.6%	19.4%
Tier I	15.3%	14.4%
Tier II	5.3%	5.0%
Fixed asset ratio (4)	44.1%	24.4%
Excess capital in relation to fixed assets	1,107,951	4,804,207

(1)	Consolidated financial statements including only financial companies.
(2)	Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and
(3)	BACEN through its Resolution 2837 as of May 5, 2001 and subsequent changes, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders’ equity, as well as subordinated debts and hybrid capital and debit.
(4)	The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, wit
Management considers the current Basel ratio (19.4%, based on economic-financial consolidated) to be adequate, considering that:
a)	It is higher than the minimum required by the authorities (11.0%).
b)	The ratio increases to 19.7% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAÚ HOLDING) used to establish limits.
c)	Considering item (b) above, other realization asset amounts (Note 17), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 23.3%.

The adjusted referential equity used to calculate the ratios at September 30, 2004 is as follows:

	Financial system consolidated	Economic-Financial consolidated

ITAÚ HOLDING stockholders’ equity (Individual)	13,522,914	13,522,914
Minority interest not eliminated in the consolidation	1,209,631	1,116,136
Unrealized profits of operations with subsidiaries	(15,963)	(19,349)
Consolidated stockholders’ equity (BACEN)	14,716,582	14,619,701
Subordinated debt	4,235,882	4,235,882
Tax credits excluded from Level I	(49,373)	(49,373)
Referential equity	18,903,091	18,806,210
Adjustments:
Requirement for SWAP operations risk	(495,967)	(495,967)
Requirement for foreign exchange risk	(1,402,206)	(1,402,206)
Requirement for interest rate risk	(220,194)	(219,502)
Other	(273,432)	(273,432)
Adjusted referential equity	16,511,292	16,415,103

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	76

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

Evolution of the Basil ratio

	Financial System Consolidated			Economic-Financial Consolidated

	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect

Ratio at 09/30/2003	15,779,179	69,388,568	22.7%	15,977,646	74,228,169	21.5%

Ratio at 12/31/2003	15,535,340	71,935,258	21.6%	15,403,251	77,956,899	19.8%

Result of the period	3,146,992		4.4%	3,126,990		4.0%
Interest on own capital	(857,719)		-1.2%	(857,719)		-1.1%
Variation adjustments to securities and derivatives	(73,542)		-0.1%	(73,542)		-0.1%
Interest Rate Risk	(16,531)		0.0%	(16,278)		0.0%
Treasury Stock	(223,029)		-0.3%	(223,029)		-0.3%
Foreign exchange exposure (1)	(527,201)		-0.7%	(527,201)		-0.7%
SWAP operations risk	(67,157)		-0.1%	(67,157)		-0.1%
Subordinated debt	(290,450)		-0.4%	(290,450)		-0.4%
Other changes in referential equity	(115,411)		-0.2%	(59,762)		-0.1%
Changes in weighted assets		8,376,150	-2.4%		6,638,704	-1.6%

Ratio at 09/30/2004	16,511,292	80,311,408	20.6%	16,415,103	84,595,603	19.4%

(1)	ITAÚ HOLDING opted for using the prerrogative prescribed by BACEN Circular 3217 of December 17, 2003, which determined an alternative methodology to calculate the foreign exchange exposure.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	77

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES
a)	Interbank deposits, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at current value, calculated “pro rata die” based on the variation of the contracted index and interest rate.

b)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Resolution Circular 3068, of November 8, 2001. Securities are classified in the following categories:

•	trading securities - securities acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

•
securities available for sale - securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity; and

•
securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c)	Derivative Financial Instruments - These are classified on the date of their acquisition, according to management’s intention of using them either as a hedge or not, according to BACEN, Resolution 3082, of January 31, 2002.Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:
•
Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•
Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	78

d)	Loan, Leasing Operations and Other Credits (Operations with Credit Characteristics) - These transactions are recorded at current value and calculated “pro rata die” based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e)	Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

•	Provisions are recorded from the date of the loan disbursements, based on periodic analysis of the quality of the client and the industry and not just in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f)	Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale and received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits showed be recorded in deferred income.

g)	Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

Buildings in use			4%
Installations, furnishings, equipment and security, transportation and communication	10%	to	25%
EDP systems	20%	to	50%

i)	Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition and development of logical systems, which are amortized on a straight-line basis over five years.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	79

j)	Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 89 of August 19, 2002.

I-	Insurance:

Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums – set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued – calculated based on technical studies; Provision for unsettled claims – set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II-	Supplementary Pension Plans and Individual life insurance segments – correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

Provision for benefits to regulate and redemptions or Other amounts to regulate (Other provisions) – refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) – set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits; Provision for insufficient contribution – set up in case of insufficient mathematical provisions.

III-	Capitalization:

Mathematical provision for redemptions – represents capitalization securities received to be redeemed; Provision for raffles – calculated according to definition in technical note; Raffles payable – set up by raffles of securities carried out; Provision for contingencies (Other provisions) – set up by the application of contingency quota on the collected amount.

k)	Taxation - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social Contribution	9.00%
PIS (1)	0.65%
COFINS (1) (2)	4.00%
ISS	Up to 5.00%
CPMF	0.38%

(1) For the non financial subsidiaries which fit into the non cumulative calculation the PIS rate is 1.65% and COFINS increased from 3% to 7.6% as from February 2004.
(2) As from September 2003, included, the rate changed from 3% to 4% for financial companies and similar.

Amounts subject to litigation have been fully provided for.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	80

NOTE 5 - SHORT-TERM INTERBANK INVESTMENTS

	09/30/2004
	0 - 30	31 - 180	181 - 365	Over 365

Money market	11,642,631	4,272,799	17,360	-
Funded position (*)	3,107,330	438,652	17,360	-
Financed position	8,535,301	3,834,147	-	-
Without Free Movement	6,166,269	103,796	-
With Free Movement	2,369,032	3,730,351	-
Linked to Free Movement Securities	-	-	-	-
Money market - Guarantor Resources of Technical Provisions - SUSEP	303,108	-	-	-
Interbank deposits (*)	7,445,855	1,066,179	235,113	413,933

TOTAL - 09/30/2004	19,391,594	5,338,978	252,473	413,933
% per maturity term	76.4	21.0	1.0	1.6

TOTAL - 09/30/2003	20,938,530	1,547,929	165,802	132,556
% per maturity term	91.9	6.8	0.7	0.6

	09/30/2004		09/30/2003
	Total	%	Total	%

Money market	15,932,790	62.7	11,757,099	51.6
Funded position (*)	3,563,342	14.0	2,525,551	11.1
Financed position	12,369,448	48.7	9,206,986	40.4
Without Free Movement	6,270,065	24.7	9,206,986	40.4
With Free Movement	6,099,383	24.0	-	0.0
Linked to Free Movement Securities	-	0.0	24,562	0.1
Money market - Guarantor Resources of Technical Provisions - SUSEP	303,108	1.2	657,089	2.9
Interbank deposits (*)	9,161,080	36.1	10,370,629	45.5

TOTAL - 09/30/2004	25,396,978		22,784,817
% per maturity term

TOTAL - 09/30/2003	22,784,817
% per maturity term

(*)	Includes R$ 503,705 related to the money market investments with free movement, the securities of which are linked to guarantee transactions at the Commodities and Futures Exchange (BM&F).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	81

NOTE 6 - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)
See below the composition by type of instruments and maturity of Securities and Derivatives portfolio, already adjusted to their respective market value. R$ 9,343,080 (R$ 5,235,856 at 09/30/2003) refer to the funds used to guarantee technical provisions (Note 10b).

(a) Summary

	09/30/2004
		Provision for adjustment to market value with impact on:
	Cost	Net income	Stockholders’ equity	Market value	%

PUBLIC SECURITIES -DOMESTIC (1)	8,999,843	7,237	361,477	9,368,557	32.5
Financial Treasury Bills	2,305,221	2	15,630	2,320,853	8.0
National Treasury Bills	903,823	8	462	904,293	3.1
National Treasury Notes	2,651,124	(1,556)	258,153	2,907,721	10.1
National Treasury Notes - M	131,675	-	-	131,675	0.5
Central Bank Notes	505,977	1,178	76,835	583,990	2.0
National Treasury/Securitization	159,130	181	1,861	161,172	0.6
Brazilian External Debt Bonds	1,948,849	7,424	8,261	1,964,534	6.8
Investment in non Exclusive Funds	348,440	-	-	348,440	1.2
Financial Treasury Bills	271,457	-	-	271,457	0.9
National Treasury Bills	42,445	-	-	42,445	0.1
Other	34,538	-	-	34,538	0.1
Other	45,604	-	275	45,879	0.2
PUBLIC - FOREIGN	792,604	372	44,009	836,985	2.9
Portugal	580,767	-	43,653	624,420	2.2
Argentina (2)	11,311	20	-	11,331	0.0
Central Bank	376	-	-	376	0.0
National Treasury	10,935	20	-	10,955	0.0
Greece	-	-	-	-	-
Mexico	15,563	(3)	356	15,916	0.1
United States	148,853	383	-	149,236	0.5
Other	36,110	(28)	-	36,082	0.1
PRIVATE SECURITIES	10,895,547	48,208	272,344	11,216,099	38.9
Bank Deposit Certificates	3,623,981	-	-	3,623,981	12.6
Shares in Publicly Traded Companies	446,895	14,251	167,807	628,953	2.2
Debentures	1,300,388	(182)	9,278	1,309,484	4.5
Promissory Notes	566,533	1	-	566,534	2.0
Mortgage Bills	143,638	-	-	143,638	0.5
Rural Producer Cell	12,099	-	-	12,099	0.0
Fixed Income Funds (3)	347,660	-	-	347,660	1.2
Overseas Variable Income Funds	32,479	-	(21)	32,458	0.1
Variable Income Funds	24,259	-	19,093	43,352	0.2
Euro Bonds and Others	3,998,503	19,041	76,141	4,093,685	14.2
Real Estate Certificates Receivable	167,606	14,311	47	181,964	0.6
Other	231,506	786	(1)	232,291	0.8
PGBL/VGBL FUNDS QUOTAS (4)	6,117,892	-	-	6,117,892	21.2

SUBTOTAL - MARKETABLE SECURITIES	26,805,886	55,817	677,830	27,539,533	95.4
Trading securities	12,862,939	55,817	-	12,918,756	44.8
Securities available for sale	10,318,471	-	677,830	10,996,301	38.1
Securities held to maturity (5)	3,624,476	-	-	3,624,476	12.6
DERIVATIVE FINANCIAL INSTRUMENTS	1,334,837	(16,053)	-	1,318,784	4.6
TOTAL	28,140,723	39,764	677,830	28,858,317	100.0

Additional allowance (exceeding minimum required)				(600,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				28,258,317

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(847,858)	61,463	-	(786,395)	100.0

	09/30/2004
	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720

PUBLIC SECURITIES -DOMESTIC (1)	563,138	161,135	1,001,930	1,479,501	1,461,676
Financial Treasury Bills	182,206	138,702	99,264	940,772	343,381
National Treasury Bills	2,276	-	894,314	7,703	-
National Treasury Notes	3,017	8,036	-	312,450	175,092
National Treasury Notes - M	13,167	-	-	13,167	26,335
Central Bank Notes	-	-	-	-	544,348
National Treasury/Securitization	4,077	8,659	1,309	61,899	11,501
Brazilian External Debt Bonds	8,571	5,552	7,043	123,989	361,019
Investment in non Exclusive Funds	348,440	-	-	-	-
Financial Treasury Bills	271,457	-	-	-	-
National Treasury Bills	42,445	-	-	-	-
Other	34,538	-	-	-	-
Other	1,384	186	-	19,521	-
PUBLIC - FOREIGN	5,310	59,906	54,104	18,037	95,817
Portugal	1,801	-	53,404	3,184	95,817
Argentina (2)	2,832	-	2	-	-
Central Bank	-	-	-	-	-
National Treasury	2,832	-	2	-	-
Greece	-	-	-	-	-
Mexico	677	-	5	14,851	-
United States	-	59,903	688	-	-
Other	-	3	5	2	-
PRIVATE SECURITIES	1,853,040	1,892,648	1,482,447	1,098,391	856,466
Bank Deposit Certificates	576,775	1,367,745	1,038,521	411,306	4,490
Shares in Publicly Traded Companies	628,953	-	-	-	-
Debentures	12,594	22,063	50,705	38,535	94,723
Promissory Notes	85,585	249,837	231,112	-	-
Mortgage Bills	-	-	-	-	143,638
Rural Producer Cell	11,439	370	290	-	-
Fixed Income Funds (3)	344,383	-	2,276	-	-
Overseas Variable Income Funds	32,458	-	-	-	-
Variable Income Funds	43,352	-	-	-	-
Euro Bonds and Others	109,593	252,633	159,543	648,550	608,849
Real Estate Certificates Receivable	-	-	-	-	-
Other	7,908	-	-	-	4,766
PGBL/VGBL FUNDS QUOTAS (4)	6,117,892	-	-	-	-

SUBTOTAL - MARKETABLE SECURITIES	8,539,380	2,113,689	2,538,481	2,595,929	2,413,959
Trading securities	7,747,853	1,596,359	1,190,673	471,422	298,680
Securities available for sale	755,831	486,922	1,336,184	1,076,516	2,012,309
Securities held to maturity (5)	35,696	30,408	11,624	1,047,991	102,970
DERIVATIVE FINANCIAL INSTRUMENTS	352,623	215,442	199,712	213,298	189,241
TOTAL	8,892,003	2,329,131	2,738,193	2,809,227	2,603,200

	30.8%	8.1%	9.5%	9.7%	9.0%
Additional allowance (exceeding minimum required)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(231,461)	(182,511)	(130,155)	(124,113)	(70,887)

	09/30/2004	09/30/2003
	Over 720	Market value

PUBLIC SECURITIES -DOMESTIC (1)	4,701,177	16,392,654
Financial Treasury Bills	616,528	4,880,835
National Treasury Bills	-	3,504,117
National Treasury Notes	2,409,126	3,853,487
National Treasury Notes - M	79,006	162,294
Central Bank Notes	39,642	1,926,971
National Treasury/Securitization	73,727	-
Brazilian External Debt Bonds	1,458,360	1,865,927
Investment in non Exclusive Funds	-	125,149
Financial Treasury Bills	-	107,900
National Treasury Bills	-	635
Other	-	16,614
Other	24,788	73,874
PUBLIC - FOREIGN	603,811	880,428
Portugal	470,214	698,527
Argentina (2)	8,497	92,425
Central Bank	376	65,464
National Treasury	8,121	26,961
Greece	-	14,208
Mexico	383	17,060
United States	88,645	32,123
Other	36,072	26,085
PRIVATE SECURITIES	4,033,107	8,051,958
Bank Deposit Certificates	225,144	1,955,462
Shares in Publicly Traded Companies	-	426,709
Debentures	1,090,864	1,193,405
Promissory Notes	-	78,962
Mortgage Bills	-	53,387
Rural Producer Cell	-	53,297
Fixed Income Funds (3)	1,001	159,122
Overseas Variable Income Funds	-	27,317
Variable Income Funds	-	28,677
Euro Bonds and Others	2,314,517	2,893,600
Real Estate Certificates Receivable	181,964	972,965
Other	219,617	209,055
PGBL/VGBL FUNDS QUOTAS (4)	-	2,773,078

SUBTOTAL - MARKETABLE SECURITIES	9,338,095	28,098,118
Trading securities	1,613,769	10,157,133
Securities available for sale	5,328,539	15,848,811
Securities held to maturity (5)	2,395,787	2,092,174
DERIVATIVE FINANCIAL INSTRUMENTS	148,468	1,506,447
TOTAL	9,486,563	29,604,565
	32.9%

Additional allowance (exceeding minimum required)		(545,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)		29,059,565

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(47,268)	(668,873)

(1)	Includes securities restricted to guarantees in the amount of R$ 3,917,714, being: Guarantor Resources of Technical Provisions R$ 1,177,850, Securities Subject to BACEN R$ 1,041,712 and Securities Subject to stock exchange and clearing house for the custody and financial settlement of securities amount of R$ 1,698,152.
(2)	Includes mandatory acquisition in order to be compliant with deposit requirements R$ 11,331 (R$ 73,633 at 09/30/2003) and bonus to compensate losses associated to loans and lease pesification R$ 18,792 at 09/30/2003.
(3)	Includes non-exclusive funds administered by the group, in the amount of R$ 106,784, which do not include public securities.
(4)	Portfolios of PGBL and VGBL pension plans owned by customers and recorded as marketable securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans.
(5)	Unaccounted for market value of R$ 182,435 (R$ 48,637 at 09/30/2003), according to Note 6d.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	82

b) Trading securities

   See below the composition of the trading securities portfolio by type of securities, stated at its cost and market value, and by maturity term.

	09/30/2004
	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90

PUBLIC SECURITIES - DOMESTIC	1,303,700	7,237	1,310,937	10.1	516,844	118,793
Financial Treasury Bills	317,757	2	317,759	2.5	160,473	115,663
National Treasury Bills	8,545	8	8,553	0.1	2,276	-
National Treasury Notes	177,969	(1,556)	176,413	1.4	28	-
Central Bank Notes	22,505	1,178	23,683	0.2	-	-
National Treasury/Securitization	8,624	181	8,805	0.1	46	2,598
Brazilian External Debt Bonds	413,285	7,424	420,709	3.3	5,581	532
Investment in non Exclusive Funds	348,440	-	348,440	2.7	348,440	-
Financial Treasury Bills	271,457	-	271,457	2.1	271,457	-
National Treasury Bills	42,445	-	42,445	0.3	42,445	-
Other	34,538	-	34,538	0.3	34,538	-
Other	6,575	-	6,575	0.1	-	-
PUBLIC - FOREIGN	132,483	372	132,855	1.0	-	28,523
Argentina	4,195	20	4,215	0	-	-
National Treasury	4,195	20	4,215	0.0	-	-
Mexico	391	(3)	388	0.0	-	-
United States	117,470	383	117,853	0.9	-	28,520
Other	10,427	(28)	10,399	0.1	-	3
PRIVATE SECURITIES	5,308,864	48,208	5,357,072	41.5	1,113,117	1,449,043
Bank Deposit Certificates	3,312,883	-	3,312,883	25.6	485,035	1,347,671
Shares in Publicly Traded Companies	187,480	14,251	201,731	1.6	201,731	-
Debentures	433,534	(182)	433,352	3.4	12,540	21,955
Promissory Notes	350,236	1	350,237	2.7	61,184	58,172
Rural Producer Cell	12,099	-	12,099	0.1	11,439	370
Fixed Income Funds	337,267	-	337,267	2.6	337,267	-
Euro Bonds and Others	540,730	19,041	559,771	4.3	3,899	20,875
Real Estate Certificates receivable	114,439	14,311	128,750	1.0	-	-
Other	20,196	786	20,982	0.2	22	-
PGBL/VGBL FUNDS QUOTAS	6,117,892	-	6,117,892	47.4	6,117,892	-
TOTAL	12,862,939	55,817	12,918,756	100.0	7,747,853	1,596,359

					60.0%	12.4%

	09/30/2004				09/30/2003
	91 - 180	181 - 365	366 - 720	Over 720	Market value

PUBLIC SECURITIES - DOMESTIC	33,047	31,186	146,398	464,669	4,696,531
Financial Treasury Bills	32,412	9,211	-	-	1,799,470
National Treasury Bills	19	6,258	-	-	1,893,779
National Treasury Notes	-	7,427	66,475	102,483	425,920
Central Bank Notes	-	-	23,683	-	27,875
National Treasury/Securitization	238	646	2,122	3,155	-
Brazilian External Debt Bonds	378	7,644	54,118	352,456	413,662
Investment in non Exclusive Funds	-	-	-	-	125,149
Financial Treasury Bills	-	-	-	-	107,900
National Treasury Bills	-	-	-	-	635
Other	-	-	-	-	16,614
Other	-	-	-	6,575	10,676
PUBLIC - FOREIGN	700	2	-	103,630	332
Argentina	2	-	-	4,213	-
National Treasury	2	-	-	4,213	-
Mexico	5	-	-	383	-
United States	688	-	-	88,645	-
Other	5	2	-	10,389	332
PRIVATE SECURITIES	1,156,926	440,234	152,282	1,045,470	2,687,192
Bank Deposit Certificates	851,995	410,321	-	217,861	1,209,705
Shares in Publicly Traded Companies	-	-	-	-	158,246
Debentures	-	14,781	75,712	308,364	312,870
Promissory Notes	230,881	-	-	-	-
Rural Producer Cell	290	-	-	-	53,297
Fixed Income Funds	-	-	-	-	143,533
Euro Bonds and Others	73,760	15,132	71,804	374,301	809,541
Real Estate Certificates receivable	-	-	-	128,750	-
Other	-	-	4,766	16,194	-
PGBL/VGBL FUNDS QUOTAS	-	-	-	-	2,773,078
TOTAL	1,190,673	471,422	298,680	1,613,769	10,157,133

	9.2%	3.6%	2.3%	12.5%

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	83

c) Securities available for sale

   See below the composition of the securities available for sale portfolio by type, stated at its cost and market values, and by maturity term.

	09/30/2004
	Cost	Adjustment to market value (in equity)	Market value	%	0 - 30	31 - 90

PUBLIC SECURITIES - DOMESTIC	4,839,940	361,477	5,201,417	47.3	17,135	32,008
Financial Treasury Bills	1,136,120	15,630	1,151,750	10.5	8,731	17,725
National Treasury Bills	895,278	462	895,740	8.1	-	-
National Treasury Notes	1,445,110	258,153	1,703,263	15.5	2,989	8,036
Central Bank Notes	483,472	76,835	560,307	5.1	-	-
National Treasury/Securitization	150,506	1,861	152,367	1.4	4,031	6,061
Brazilian External Debt Bonds	690,425	8,261	698,686	6.4	-	-
Other	39,029	275	39,304	0.4	1,384	186
PUBLIC - FOREIGN	634,438	44,009	678,447	6.2	5,310	31,383
Portugal	580,767	43,653	624,420	5.7	1,801	-
Argentina	7,116	-	7,116	0.1	2,832	-
Central Bank	376	-	376	0.0	-	-
National Treasury	6,740	-	6,740	0.1	2,832	-
Greece	-	-	-	-	-	-
Mexico	15,172	356	15,528	0.1	677	-
United States	31,383	-	31,383	0.3	-	31,383
PRIVATE SECURITIES	4,844,093	272,344	5,116,437	46.5	733,386	423,531
Bank Deposit Certificates	291,024	-	291,024	2.6	91,740	-
Shares in Publicly Traded Companies	259,415	167,807	427,222	3.9	427,222	-
Debentures	540,276	9,278	549,554	5.0	54	108
Promissory Notes	216,297	-	216,297	2.0	24,401	191,665
Mortgage Bills	143,638	-	143,638	1.3	-	-
Fixed Income Funds	10,393	-	10,393	0.1	7,116	-
Overseas Variable Income Funds	26,051	(21)	26,030	0.2	26,030	-
Variable Income Funds	24,259	19,093	43,352	0.4	43,352	-
Euro Bonds and Others	3,079,275	76,141	3,155,416	28.7	105,585	231,758
Real Estate Certificates receivable	42,155	47	42,202	0.4	-	-
Other	211,310	(1)	211,309	1.9	7,886	-
TOTAL	10,318,471	677,830	10,996,301	100.0	755,831	486,922

Deferred taxation		(264,055)			6.9%	4.4%
Minority interest in subsidiaries		(26,361)
Adjustment of securities reclassified to securities held to maturity		96,259
ADJUSTMENT TO MARKET VALUE - SECURITIES		483,673

	09/30/2004				09/30/2003
	91 - 180	181 - 365	366 - 720	Over 720	Market value

PUBLIC SECURITIES - DOMESTIC	962,218	404,262	1,237,617	2,548,177	10,244,316
Financial Treasury Bills	66,852	98,533	343,381	616,528	2,359,146
National Treasury Bills	894,295	1,445	-	-	1,610,338
National Treasury Notes	-	107,165	57,291	1,527,782	2,860,273
Central Bank Notes	-	-	520,665	39,642	1,899,096
National Treasury/Securitization	1,071	61,253	9,379	70,572	-
Brazilian External Debt Bonds	-	116,345	306,901	275,440	1,452,265
Other	-	19,521	-	18,213	63,198
PUBLIC - FOREIGN	53,404	18,035	95,817	474,498	822,220
Portugal	53,404	3,184	95,817	470,214	698,527
Argentina	-	-	-	4,284	92,425
Central Bank	-	-	-	376	65,464
National Treasury	-	-	-	3,908	26,961
Greece	-	-	-	-	14,208
Mexico	-	14,851	-	-	17,060
United States	-	-	-	-	-
PRIVATE SECURITIES	320,562	654,219	678,875	2,305,864	4,782,275
Bank Deposit Certificates	186,526	985	4,490	7,283	718,472
Shares in Publicly Traded Companies	-	-	-	-	268,463
Debentures	50,705	19,816	11,136	467,735	600,008
Promissory Notes	231	-	-	-	78,962
Mortgage Bills	-	-	143,638	-	53,387
Fixed Income Funds	2,276	-	-	1,001	15,589
Overseas Variable Income Funds	-	-	-	-	1,026
Variable Income Funds	-	-	-	-	28,677
Euro Bonds and Others	80,824	633,418	519,611	1,584,220	1,835,671
Real Estate Certificates receivable	-	-	-	42,202	972,965
Other	-	-	-	203,423	209,055
TOTAL	1,336,184	1,076,516	2,012,309	5,328,539	15,848,811

Deferred taxation	12.2%	9.8%	18.3%	48.5%
Minority interest in subsidiaries
Adjustment of securities reclassified to securities held to maturity
ADJUSTMENT TO MARKET VALUE - SECURITIES

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	84

d) Securities held to maturity

See below the composition of held to maturity securities portfolio by type, stated at their cost and by maturity term. In the carrying value, not considered in results, is included at 09/30/2004 the amount of R$ 96,259, relating to market adjustment of the reclassified securities up to 12/31/2003. The securities classified under this type, if stated at market value, would present a positive adjustment of R$ 182,435 (positive adjustment of R$ 48,637 at 09/30/2003).

	09/30/2004
	Carrying value	%	0 - 30	31 - 90	91 - 180

PUBLIC SECURITIES - DOMESTIC	2,856,203	78.8	29,159	10,334	6,665
Financial Treasury Bills	851,344	23.5	13,002	5,314	-
National Treasury Bills (1)	1,028,045	28.4	-	-	-
National Treasury Notes - M (2)	131,675	3.6	13,167	-	-
Brazilian External Debt Bonds	845,139	23.3	2,990	5,020	6,665
PUBLIC - FOREIGN	25,683	0.7	-	-	-
United States	-	-	-	-	-
Other	25,683	0.7	-	-	-
PRIVATE SECURITIES	742,590	20.5	6,537	20,074	4,959
Bank Deposit Certificates (1)	20,074	0.6	-	20,074	-
Debêntures (1)	326,578	9.0	-	-	-
Overseas Variable Income Funds	6,428	0.2	6,428	-	-
Euro Bonds and Others	378,498	10.4	109	-	4,959
Real Estate Certificates Receivable (1)	11,012	0.3	-	-	-
TOTAL (1)	3,624,476	100.0	35,696	30,408	11,624

			1.0%	0.8%	0.3%

	09/30/2004			09/30/2003
	181 - 365	366 - 720	Over 720	Carrying value

PUBLIC SECURITIES - DOMESTIC	1,044,053	77,661	1,688,331	1,451,807
Financial Treasury Bills	833,028	-	-	722,219
National Treasury Bills (1)	197,858	51,326	778,861	567,294
National Treasury Notes - M (2)	13,167	26,335	79,006	162,294
Brazilian External Debt Bonds	-	-	830,464	-
PUBLIC - FOREIGN	-	-	25,683	57,876
United States	-	-	-	32,123
Other	-	-	25,683	25,753
PRIVATE SECURITIES	3,938	25,309	681,773	582,491
Bank Deposit Certificates (1)	-	-	-	27,285
Debêntures (1)	3,938	7,875	314,765	280,527
Overseas Variable Income Funds	-	-	-	26,291
Euro Bonds and Others	-	17,434	355,996	248,388
Real Estate Certificates Receivable (1)	-	-	11,012	-
TOTAL (1)	1,047,991	102,970	2,395,787	2,092,174

	28.9%	2.8%	66.1%

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 914,855.
(2) All securities are nominative and cannot be sold.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	85

e) Derivative financial instruments

See below the composition of derivative financial instruments (assets and liabilities) by type, stated at their historical cost and market value, and by maturity term.

	09/30/2004
	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90	91 - 180

ASSETS
Option premiums	184,122	(89,724)	94,398	7.2	9,140	45,298	26,314
Term operations	88,195	266	88,461	6.7	52,848	7,165	28,266
Swaps - difference receivable	928,536	73,602	1,002,138	76.0	194,271	146,825	128,456
Other (1)	133,984	(197)	133,787	10.1	96,364	16,154	16,676
Total	1,334,837	(16,053)	1,318,784	100.0	352,623	215,442	199,712

					26.7%	16.3%	15.1%

LIABILITIES
Option premiums	(214,900)	98,990	(115,910)	14.7	(32,023)	(24,183)	(45,096)
Term operations	-	-	-	-	-	-	-
Swaps - difference payable	(503,756)	(37,344)	(541,100)	68.8	(105,564)	(142,682)	(67,921)
Other (1)	(129,202)	(183)	(129,385)	16.5	(93,874)	(15,646)	(17,138)
Total	(847,858)	61,463	(786,395)	100.0	(231,461)	(182,511)	(130,155)

					29.4%	23.2%	16.6%

	09/30/2004			09/30/2003
	181 - 365	366 - 720	Over 720	Market value

ASSETS
Option premiums	13,644	2	-	78,096
Term operations	182	-	-	91,817
Swaps - difference receivable	196,884	187,352	148,350	1,041,706
Other (1)	2,588	1,887	118	294,828
Total	213,298	189,241	148,468	1,506,447

	16.2%	14.3%	11.3%

LIABILITIES
Option premiums	(14,606)	(2)	-	(64,785)
Term operations	-	-	-	(24,703)
Swaps - difference payable	(109,303)	(68,840)	(46,790)	(368,989)
Other (1)	(204)	(2,045)	(478)	(210,396)
Total	(124,113)	(70,887)	(47,268)	(668,873)

	15.8%	9.0%	6.0%

(1) Basically includes Forwards contracts, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	86

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING CONSOLIDATED is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:
•	Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
•	Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING CONSOLIDATED carries out transactions overseas with future, forward, option and swap contracts, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING CONSOLIDATED at September 30, 2004 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.
Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:
•	Futures and Forward Contracts: quotes on the stock exchanges;
•
Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;

•	Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums in balance sheet accounts.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	87

	MEMORANDUM ACCOUNT VALUE	NOTIONAL	BALANCE SHEET ACCOUNT RECEIVABLE / (RECEIVED) (PAYABLE) / PAID	ADJUSTMENT TO MARKET VALUE	MARKET VALUE

	09/30/2004	09/30/2003	09/30/2004	09/30/2004	09/30/2004	09/30/2003

Future contracts	95,255,995	42,744,691	(20,552)	-	(20,552)	39,231
Purchase commitments	54,089,612	18,618,574	6,004	-	6,004	(12,997)
Foreign currency	4,386,671	6,046,298	2,596	-	2,596	328
Interbank market	2,451,371	8,495,284	(333)	-	(333)	6,318
Pre-fixed	116,889	-	(30)	-	(30)	-
Indices	3,321,720	3,674,563	228	-	228	(19,927)
Other	43,812,961	402,429	3,543	-	3,543	284
Commitments to sell	41,166,383	24,126,117	(26,556)	-	(26,556)	52,228
Foreign currency	7,121,099	7,982,125	(10,450)	-	(10,450)	453
Interbank market	9,949,442	9,568,364	428	-	428	(2,449)
Pre-fixed	302,343	-	(45)	-	(45)	-
Indices	7,811,211	6,229,452	(4,780)	-	(4,780)	55,214
Other	15,982,288	346,176	(11,709)	-	(11,709)	(990)
Swap contracts			424,780	36,258	461,038	672,717
Asset position	31,415,442	30,904,048	928,536	73,602	1,002,138	1,041,707
Foreign currency	7,047,447	8,493,694	67,003	80,161	147,164	367,587
Interbank market	12,125,708	14,054,511	606,517	(71,908)	534,609	572,510
Pre-fixed	5,638,348	2,785,575	151,017	44,313	195,330	69,017
Indices	6,579,069	5,539,531	102,291	20,989	123,280	27,607
Other	24,870	30,737	1,708	47	1,755	4,986
Liability position	30,990,662	30,292,778	(503,756)	(37,344)	(541,100)	(368,990)
Foreign currency	10,446,882	10,350,990	(17,598)	(22,976)	(40,574)	(103,539)
Interbank market	12,225,130	12,057,970	(262,690)	17,275	(245,415)	(153,005)
Pre-fixed	2,943,915	2,582,894	(67,102)	(18,005)	(85,107)	(83,833)
Indices	5,157,793	4,979,635	(155,267)	(14,005)	(169,272)	(31,540)
Other	216,942	321,289	(1,099)	367	(732)	2,927
Option contracts	65,496,723	9,352,104	(30,778)	9,266	(21,512)	13,310
Purchase commitments - purchased position	42,275,721	3,637,322	170,514	(97,159)	73,355	59,195
Foreign currency	9,882,530	1,680,518	143,744	(99,776)	43,968	18,434
Interbank market	54	-	609	(460)	149	-
Pre-fixed	-	335,493	-	-	-	3,892
Indices	3,443,745	915,309	12,204	(9,779)	2,425	483
Shares	81,106	284,676	1,739	(1,167)	572	33,313
Other	28,868,286	421,326	12,218	14,023	26,241	3,073
Commitments to sell - purchased position	2,197,008	977,192	13,608	7,435	21,043	18,900
Foreign currency	1,460,837	238,000	8,821	10,386	19,207	12,481
Interbank market	-	15,819	-	-	-	319
Indices	189	142,866	86	(29)	57	492
Shares	73,600	55,729	907	(899)	8	1,728
Other	662,382	524,778	3,794	(2,023)	1,771	3,880
Purchase position - sold position	18,446,738	4,179,585	(182,388)	109,855	(72,533)	(40,227)
Foreign currency	9,602,883	1,759,876	(149,594)	104,383	(45,211)	(20,703)
Interbank market	-	993,956	-	-	-	(8,766)
Indices	7,921,962	1,153,771	(25,933)	8,879	(17,054)	(1,349)
Shares	191,116	119,047	(3,990)	1,310	(2,680)	(7,850)
Other	730,777	152,935	(2,871)	(4,717)	(7,588)	(1,559)
Commitments to sell - sold position	2,577,256	558,005	(32,512)	(10,865)	(43,377)	(24,558)
Foreign currency	2,151,218	36,000	(27,077)	(13,573)	(40,650)	(354)
Interbank market	-	87,702	-	-	-	(1,516)
Indices	862	61,800	(2,333)	289	(2,044)	(132)
Shares	960	201,811	(20)	-	(20)	(21,809)
Other	424,216	170,692	(3,082)	2,419	(663)	(747)
Forward Contracts
Purchases receivable - Foreign currency		-	-	-	-	24,563
Liabilities by purchase payable - For currency		-	-	-	-	(24,703)
Sales receivable - Shares		-	88,195	266	88,461	67,255
Other derivative financial instruments (1)	4,961,435	7,685,112	4,782	(380)	4,402	84,432
Asset position	2,311,626	4,362,543	133,984	(197)	133,787	294,827
Liability position	2,649,809	3,322,569	(129,202)	(183)	(129,385)	(210,395)
		ASSETS	1,334,837	(16,053)	1,318,784	1,506,447
		LIABILITIES	(847,858)	61,463	(786,395)	(668,873)
		TOTAL	486,979	45,410	532,389	837,574

Derivative contracts mature in days as follows:

Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2004	09/30/2003
Futures	31,328,915	52,354,968	3,336,627	8,235,485	95,255,995	42,744,691
Swaps	5,609,068	10,119,965	7,317,324	7,440,549	30,486,906	29,890,561
Options	10,067,317	53,979,752	1,315,377	134,277	65,496,723	9,352,104
Other	1,271,063	646,772	398,893	2,644,707	4,961,435	7,685,112

(1) Basically includes Forward contracts, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	88

f) Changes in the adjustment to market value for the period

	01/01 to 09/30/2004	01/01 to 09/30/2003

Opening balance	403,484	(1,293,254)
Balance arising from acquisition of Institutions	-	4,345
Adjustments with impacts on:
Net income	(280,504)	673,132
Stockholders’ equity	75,359	965,986
Write-offs:
Net income	6,635	(9,133)
Stockholders’ equity	(155,962)	(81,763)
Permanent losses	130,045	2,991
Closing balance	179,057	262,304
Adjustment to market value	779,057	807,304
Trading securities	55,817	49,189
Securities available for sale	677,830	679,456
Derivative financial instruments (Assets and liabilities)	45,410	78,659
Additional provision (*)	(600,000)	(545,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatility scenarios seen in the course of recent years in the local and international markets.
The following table shows the changes in the additional provision for securities and the unrealized income of securities available for sale and of securities held to maturity:

	09/30/2004	09/30/2003

Additional provision	600,000	545,000
Adjustment to securities available for sale - Stockholders’ equity	677,830	679,456
Adjustment to securities held to maturity (*)	278,694	48,637

Total unrealized income	1,556,524	1,273,093

(*) Includes as of September 30, 2004 the amount of R$ 96,259 related to the market value of reclassified securities at December 31, 2003 which was not recognized in results.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	89

NOTE 7 - LOAN, LEASING AND OTHER CREDITS

a) Composition of the portfolio with characteristics of credit assignment

   I- By type of operations and risk level

	09/30/2004
Risk levels
	AA	A	B	C	D

Loan operations	5,448,647	16,889,708	8,981,694	1,647,951	1,514,969
Loan operations	2,643,163	8,577,953	5,877,691	1,068,190	921,460
Financing	2,016,578	6,769,012	1,756,176	318,108	292,152
Farming and agrobusiness industries	788,260	1,242,553	447,114	26,633	9,440
Real estate financing	646	300,190	900,713	235,020	291,917
Leasing operations	73,840	1,702,925	689,839	145,379	160,757
Credit card operations	-	768,864	2,055,621	141,058	219,802
Advances on exchange contracts (1)	310,310	545,425	671,401	101,110	10,538
Other receivables (2)	-	42,693	66,647	6,031	12,348
Total operations with characteristics of credit assignment	5,832,797	19,949,615	12,465,202	2,041,529	1,918,414

Endorsements and sureties (3)
Total endorsements and sureties	5,832,797	19,949,615	12,465,202	2,041,529	1,918,414

Total - 09/30/2003	5,649,094	13,982,012	9,688,660	2,748,993	1,715,371

	09/30/2004					09/30/2003
Risk levels
	E	F	G	H	Total	Total

Loan operations	770,710	713,925	120,881	637,488	36,725,974	31,164,975
Loan operations	476,526	611,022	71,565	295,578	20,543,149	16,127,241
Financing	49,810	53,533	25,048	235,917	11,516,333	10,999,015
Farming and agrobusiness industries	210,700	1,365	187	23,827	2,750,080	1,903,489
Real estate financing	33,674	48,005	24,081	82,166	1,916,412	2,135,230
Leasing operations	8,697	14,145	3,356	31,377	2,830,315	1,007,888
Credit card operationsnge contracts (1)	105,471	48,881	20,288	103,703	3,463,688	2,720,597
Advances on excha	380	1,248	272	5,096	1,645,779	1,918,668
Other receivables (2)	950	343	830	14,580	144,422	120,545
Total operations with characteristics of credit assignment	886,208	778,542	145,627	792,244	44,810,178	36,932,673

Endorsements and sureties (3)					6,249,315	5,766,493
Total endorsements and sureties	886,208	778,542	145,627	792,244	51,059,493	42,699,166

Total - 09/30/2003	1,068,623	708,592	455,032	916,296	36,932,673

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3) Recorded in Memorandum Accounts.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	90

II- By maturity and risk level

	09/30/2004
	AA	A	B	C	D	E	F

	ABNORMAL SITUATION (1) (2)

Falling due installments	-	-	274,475	187,298	331,890	120,783	183,632
01 to 30	-	-	14,887	10,742	17,778	11,152	15,583
31 to 60	-	-	11,589	8,037	13,966	8,701	12,220
61 to 90	-	-	11,480	8,315	13,951	8,447	12,082
91 to 180	-	-	31,889	23,284	37,921	22,253	32,303
181 to 365	-	-	53,143	38,253	59,338	28,040	45,590
Over 365	-	-	151,486	98,667	188,936	42,191	65,854
Overdue installments	-	-	75,283	94,839	269,115	112,400	138,623
01 to 14	-	-	1,172	5,825	6,036	3,803	5,351
15 to 30	-	-	74,110	15,713	69,233	22,684	18,362
31 to 60	-	-	-	73,300	59,372	23,603	22,381
61 to 90	-	-	-	-	134,474	16,579	19,025
91 to 180	-	-	-	-	-	45,730	73,504
181 to 365	-	-	-	-	-	-	-
Over 365	-	-	-	-	-	-	-

SUBTOTAL	-	-	349,758	282,137	601,005	233,183	322,255
SPECIFIC PROVISION	-	-	(3,498)	(8,464)	(60,101)	(69,955)	(161,128)

SUBTOTAL 09/30/2003	-	-	329,942	403,572	487,796	275,727	288,169

	NORMAL SITUATION

Falling due installments	5,790,260	19,862,352	12,017,883	1,726,700	1,266,533	620,512	444,268
01 to 30	1,370,715	3,587,562	4,234,402	493,684	425,014	109,570	62,038
31 to 60	392,656	1,532,830	1,158,031	203,452	79,962	31,960	27,632
61 to 90	407,801	1,389,773	976,707	161,576	64,343	30,653	29,078
91 to 180	615,524	2,446,671	1,331,031	175,526	130,014	81,857	70,943
181 to 365	1,530,880	3,553,206	1,485,021	198,808	166,264	82,403	97,120
Over 365	1,472,684	7,352,310	2,832,691	493,653	400,937	284,069	157,457
Overdue up to 14 days	42,537	87,263	97,561	32,692	50,876	32,513	12,019

SUBTOTAL	5,832,797	19,949,615	12,115,444	1,759,392	1,317,409	653,025	456,287
GENERIC PROVISION	-	(99,748)	(121,154)	(52,782)	(131,741)	(195,907)	(228,144)

SUBTOTAL 09/30/2003	5,649,094	13,982,012	9,358,719	2,345,421	1,227,575	792,896	420,422

TOTAL	5,832,797	19,949,615	12,465,202	2,041,529	1,918,414	886,208	778,542
EXISTING PROVISION	-	(164,901)	(317,842)	(161,491)	(485,305)	(424,373)	(535,028)
Minimum required provision (3)	-	(99,748)	(124,652)	(61,246)	(191,841)	(265,862)	(389,271)
Excess provision (4)	-	(65,153)	(193,190)	(100,245)	(293,464)	(158,511)	(145,757)

TOTAL 09/30/2003	5,649,094	13,982,012	9,688,660	2,748,993	1,715,371	1,068,623	708,592
EXISTING PROVISION 09/30/2003	-	(118,453)	(339,689)	(261,759)	(414,687)	(476,994)	(426,648)
Minimum required provision (3)	-	(69,910)	(96,886)	(129,527)	(171,537)	(320,587)	(354,296)
Excess provision (4)	-	(48,543)	(242,803)	(132,232)	(243,150)	(156,407)	(72,352)

	09/30/2004			09/30/2003
	G	H	Total	Total

	ABNORMAL SITUATION (1) (2)

Falling due installments	56,389	220,932	1,375,399	1,560,585
01 to 30	4,037	13,090	87,270	96,035
31 to 60	3,578	9,274	67,366	85,174
61 to 90	3,545	9,199	67,018	77,629
91 to 180	9,260	38,068	194,977	210,899
181 to 365	12,327	54,344	291,035	306,851
Over 365	23,642	96,956	667,733	783,997
Overdue installments	72,606	451,827	1,214,693	1,216,562
01 to 14	1,652	3,349	27,189	27,559
15 to 30	2,551	21,837	224,490	156,171
31 to 60	4,799	16,792	200,248	159,909
61 to 90	5,435	13,025	188,538	160,840
91 to 180	58,170	52,178	229,582	338,362
181 to 365	-	273,594	273,594	340,473
Over 365	-	71,052	71,052	33,248

SUBTOTAL	128,995	672,759	2,590,092	2,777,147
SPECIFIC PROVISION	(90,297)	(672,759)	(1,066,200)	(1,222,774)

SUBTOTAL 09/30/2003	200,516	791,425	2,777,147

	NORMAL SITUATION
Falling due installments	16,109	113,329	41,857,946	33,900,290
01 to 30	2,205	37,099	10,322,289	8,567,328
31 to 60	563	6,439	3,433,525	2,587,528
61 to 90	543	14,409	3,074,883	2,457,870
91 to 180	1,367	11,044	4,863,978	4,664,326
181 to 365	2,292	12,851	7,128,844	5,695,279
Over 365	9,139	31,487	13,034,426	9,927,959
Overdue up to 14 days	523	6,156	362,140	255,236

SUBTOTAL	16,632	119,485	42,220,086	34,155,526
GENERIC PROVISION	(11,642)	(119,485)	(960,603)	(1,154,786)

SUBTOTAL 09/30/2003	254,515	124,871	34,155,526

TOTAL	145,627	792,244	44,810,178	36,932,673
EXISTING PROVISION	(145,619)	(792,244)	(3,026,803)	(3,290,320)
Minimum required provision (3)	(101,939)	(792,244)	(2,026,803)	(2,377,560)
Excess provision (4)	(43,680)	-	(1,000,000)	(912,760)

TOTAL 09/30/2003	455,032	916,296	36,932,673
EXISTING PROVISION 09/30/2003	(335,794)	(916,296)	(3,290,320)
Minimum required provision (3)	(318,521)	(916,296)	(2,377,560)
Excess provision (4)	(17,273)	-	(912,760)

(1)	For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies.
(2)	The balance of out of date operations ("Non Accrual”), amount to R$ 1,439,982 (R$ 1,739,791 at 09/30/2003).
(3)	The policy of not using the classification of level “AA” for micro, small and medium companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the constitution of a provision upon the extension of credit.
(4)	Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	91

III) By business sector

	09/30/2004%		09/30/2003%

PUBLIC SECTOR	1,265,277	2.8	1,010,978	2.7
Chemical and Petrochemical	376,608	0.8	393,676	1.1
Generation and distribution of electric energy	787,379	1.8	537,170	1.5
Other	101,290	0.2	80,132	0.2
PRIVATE SECTOR	43,544,901	97.2	35,921,695	97.3
CORPORATE ENTITY	26,316,993	58.7	21,718,036	58.8
INDUSTRY	12,808,588	28.6	10,214,133	27.7
Food and beverages	2,227,683	5.0	1,556,680	4.2
Steel and metalurgy	1,330,521	3.0	1,437,647	3.9
Chemical and Petrochemical	1,893,386	4.2	1,860,770	5.0
Electrical and electronic	747,466	1.7	599,678	1.6
Paper and pulp	921,520	2.1	781,182	2.1
Light and heavy vehicles	412,876	0.9	545,309	1.5
Textile and clothing	579,832	1.3	419,391	1.1
Mechanics	298,035	0.7	200,454	0.5
Tobacco	597,415	1.3	491,006	1.3
Fertilizers, inseticides and crop protection	1,019,273	2.3	569,965	1.5
Autoparts and accessories	473,563	1.1	363,318	1.0
Construction material	716,919	1.6	404,732	1.1
Pharmaceuticals	112,857	0.3	95,200	0.3
Wood and furniture	595,664	1.3	278,139	0.8
Tractors and agribusiness machinery	227,910	0.5	139,764	0.4
Other	653,667	1.5	470,898	1.3
COMMERCE	2,977,151	6.6	2,299,115	6.2
Retailers	2,345,556	5.2	1,700,392	4.6
Wholesale	425,682	0.9	329,380	0.9
Others	205,913	0.5	269,343	0.7
SERVICES	7,895,148	17.6	7,209,962	19.5
Telecommunications	1,540,719	3.4	2,337,102	6.3
Electrical energy generation and distribution	1,969,004	4.4	1,582,558	4.3
Financial	949,335	2.1	601,823	1.6
Service companies	1,142,258	2.5	756,498	2.0
Contractors and real estate agents	468,012	1.0	374,056	1.0
Real estate financing (company)	102,740	0.2	88,702	0.2
Public services concessionaires	365,788	0.8	284,736	0.8
Transportation	387,974	0.9	301,593	0.8
Communications	13,870	0.0	150,376	0.4
Others	955,448	2.1	732,518	2.0
PRIMARY SECTOR	2,302,870	5.1	1,804,535	4.9
Mining	373,268	0.8	301,959	0.8
Farming and live stock	1,883,929	4.2	1,476,875	4.0
Others	45,672	0.1	25,701	0.1
OTHER	333,236	0.7	190,291	0.5
INDIVIDUALS	17,227,908	38.4	14,203,657	38.5
Credit cards	3,463,688	7.7	2,720,597	7.4
Real estate financing	1,813,671	4.0	2,046,528	5.5
Consumer loans/vehicles/overdraft	11,950,549	26.7	9,436,532	25.6
TOTAL	44,810,178	100.0	36,932,673	100.0

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	92

 b) Concentration of Credit (*)

	09/30/2004		09/30/2003
	Risk	Total percentage	Risk	Total percentage

Largest debtor	688,710	1.3	831,164	1.9
20 largest debtors	7,644,142	15.0	8,267,107	19.4
50 largest debtors	12,703,327	24.9	13,188,670	30.9
100 largest debtors	17,121,102	33.5	17,286,421	40.5

(*) The amounts include endorsements and sureties.

c) Allowance for loan losses

	01/01 to 09/30/2004	01/01 to 09/30/2003

Opening balance	(3,162,967)	(3,172,145)
Balance from institutions acquired	(3,480)	(87,832)
Extraordinary result (1)	-	(101,252)
Net increase for the period	(1,147,676)	(1,591,598)
Write-offs (2)	1,287,320	1,662,507
Closing balance	(3,026,803)	(3,290,320)
Specific allowance (3)	(1,066,200)	(1,222,774)
Generic allowance (4)	(960,603)	(1,154,786)
Additional allowance (5)	(1,000,000)	(912,760)

(1) At September 30, 2003, including the additional provision for institutions acquired.
(2) Including additional write-offs on the allowance for loan losses, for operations that management considers as having expected realization in long-term.
(3) For operations with past due installments for over 14 days or owned by companies which are under administration or bankruptcy.
(4) For operations not covered by the previous item due to the classification of the client or operation.
(5) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from strong reversal of the economic cycle

Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 203,506 as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/02.24.2000, that the loan operations with clients whose total liability is below R$ 50 (Fifty thousand reais), could be assessed totally based on the overdue amounts.
At September 30, 2004, the balance of allowance for loan losses in relation to the credit portfolio is equivalent to 6.8% (8.9% at 09/30/2003).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	93

d) Recovery and Renegotiation of Credits

   I - Composition of result of loan losses

	01/01 to 09/30/2004	01/01 to 09/30/2003

Net increase for the period in the loan loss reserve	(1,147,676)	(1,591,598)
Recoveries	487,121	394,823
Renegotiation	115,297	53,109
Receipt	371,824	341,714
Result of loan losses	(660,555)	(1,196,775)

   II - Renegotiated Credits

	09/30/2004	09/30/2003

Renegotiated credits	914,957	908,693
Allowance for loan losses	(391,738)	(371,280)
(%)	42.8	40.9

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	94

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	09/30/2004	09/30/2003

ASSETS - OTHER RECEIVABLES	14,375,443	7,796,186
Exchange purchase pending settlement - foreign currency (*)	7,040,961	4,649,859
Foreign currency bills exchange and term document - foreign currency	81	9,016
Exchange sale rights - local currency	7,500,655	3,263,297
(-) Advances received - local currency	(166,254)	(125,986)
LIABILITIES - OTHER LIABILITIES	14,642,895	8,097,672
Exchange sales pending settlement - foreign currency	7,393,375	3,255,904
Exchange purchase liabilities - local currency (*)	7,244,241	4,835,357
Other	5,279	6,411
MEMORANDUM ACCOUNTS	114,313	138,687
Outstanding import credits - foreign currency	93,851	112,481
Confirmed export credits - foreign currency	20,462	26,206

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7a I).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	95

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	09/30/2004

	0-30	31-180	181-365	Over 365	Total	%

Deposits	33,492,654	1,987,143	924,899	1,185,682	37,590,378	45.8
Money market	9,966,161	6,305,252	1,058,178	4,599,020	21,928,611	26.8
Funds from acceptance and issuance of securities	48,850	512,234	1,163,470	2,543,223	4,267,777	5.2
Borrowings and onlendings	749,376	2,712,256	2,594,860	5,212,233	11,268,725	13.8
Securitization of payment orders abroad	—	275,717	275,368	1,481,046	2,032,131	2.5
Subordinated debts	—	52,127	74	4,782,628	4,834,829	5.9

TOTAL	44,257,041	11,844,729	6,016,849	19,803,832	81,922,451
% per maturity date	54.0	14.5	7.3	24.2

TOTAL - 09/30/2003	41,457,664	10,941,331	6,789,304	18,803,840	77,992,139
% per maturity date	53.2	14.0	8.7	24.1

	09/30/2003

	Total	%

Deposits	34,413,585	44.0
Money market	18,293,858	23.5
Funds from acceptance and issuance of securities	5,348,788	6.9
Borrowings and onlendings	13,483,811	17.3
Securitization of payment orders abroad	1,681,902	2.2
Subordinated debts	4,770,195	6.1

TOTAL	77,992,139
% per maturity date

TOTAL - 09/30/2003
% per maturity date

b) Deposits

	09/30/2004						09/30/2003

	0-30	31-180	181-365	Over 365	Total	%	Total	%

Demand deposits	9,722,725	—	—	—	9,722,725	25.8	7,099,911	20.6
Savings accounts	18,223,958	—	—	—	18,223,958	48.5	16,866,548	49.1
Interbank	533,977	68,568	18,324	—	620,869	1.7	1,069,817	3.1
Time deposits	5,011,994	1,918,575	906,575	1,185,682	9,022,826	24.0	9,377,309	27.2

TOTAL	33,492,654	1,987,143	924,899	1,185,682	37,590,378		34,413,585
% per maturity date	89.0	5.3	2.5	3.2

TOTAL - 09/30/2003	27,893,698	3,417,794	1,262,596	1,839,497	34,413,585
% per maturity date	81.1	9.9	3.7	5.3

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	96

c) Money Market

	09/30/2004

	0 - 30	31 - 180	181 - 365	Over 365	Total	%

Own portfolio	1,326,690	2,575,240	1,058,178	4,599,020	9,559,128	43.6
Public securities	114,877	544,772	557	—	660,206	3.0
Private securities	—	81,273	—	—	81,273	0.4
Own issue	714,502	1,797,801	1,056,791	4,476,122	8,045,216	36.7
Foreign	497,311	151,394	830	122,898	772,433	3.5
Third-parties’ portfolio - public securities	6,270,104	—	—	—	6,270,104	28.6
Free portfolio - public securities	2,369,367	3,730,012	—	—	6,099,379	27.8
Unsettled repurchase	2,369,367	3,730,012	—	—	6,099,379	27.8
Liabilities subject to securities repurchase agreements	—	—	—	—	—	0.0

TOTAL - 09/30/2004	9,966,161	6,305,252	1,058,178	4,599,020	21,928,611
% per maturity date	45.4	28.8	4.8	21.0

TOTAL - 09/30/2003	11,092,554	3,222,920	894,528	3,083,856	18,293,858
% per maturity date	60.6	17.6	4.9	16.9

	09/30/2003

	Total	%

Own portfolio	8,637,387	47.3
Public securities	1,503,098	8.2
Private securities	—	0.0
Own issue	5,958,346	32.7
Foreign	1,175,943	6.4
Third-parties’ portfolio - public securities	9,631,207	52.6
Free portfolio - public securities	25,264	0.1
Unsettled repurchase	—	0.0
Liabilities subject to securities repurchase agreements	25,264	0.1

TOTAL - 09/30/2004	18,293,858	100.0
% per maturity date

TOTAL - 09/30/2003
% per maturity date

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	97

d) Funds from acceptances and issuance of securities

	09/30/2004

	0-30	31-180	181-365	Over 365	Total	%

MORTGAGES	32,301	8,756	—	—	41,057	1.0
DEBENTURES	—	—	—	844,818	844,818	19.6
LIABILITIES FOR SECURITIES ABROAD	16,549	503,478	1,163,470	1,698,405	3,381,902	79.4
Trade Related - Issued abroad - Bankers Acceptance	—	28,530	—	—	28,530	0.7
Non-Trade Related	16,549	474,948	1,163,470	1,698,405	3,353,372	78.7
Issued in Brazil	6,346	17,020	8,189	299,749	331,304	7.8
Commercial Paper	—	—	—	—	—	0.0
Fixed Rate Notes	6,346	17,020	8,189	299,749	331,304	7.8
Issued abroad	10,203	457,928	1,155,281	1,398,656	3,022,068	70.9
Brazil Risk Note Programme	28	23,949	108,814	155,856	288,647	6.8
Euro CD	571	65,424	625	—	66,620	1.6
Euro Medium Term Note Programme	3,050	2,338	366,122	20,388	391,898	9.2
Euronotes	6,554	366,217	199,803	—	572,574	13.4
Fixed Rate Notes	—	—	444,662	1,222,412	1,667,074	39.1
Note Programme	—	—	35,255	—	35,255	0.8

TOTAL	48,850	512,234	1,163,470	2,543,223	4,267,777
% per maturity date	1.2	12.0	27.3	59.6

TOTAL - 09/30/2003	1,130,726	1,047,625	535,085	2,635,352	5,348,788
% per maturity date	21.1	19.6	10.0	49.3

	09/30/2003

	Total	%

MORTGAGES	73,241	1.4
DEBENTURES	669,165	12.6
LIABILITIES FOR SECURITIES ABROAD	4,606,382	86.0
Trade Related - Issued abroad - Bankers Acceptance	96,253	1.8
Non-Trade Related	4,510,129	84.2
Issued in Brazil	1,041,096	19.4
Commercial Paper	32,981	0.6
Fixed Rate Notes	1,008,115	18.8
Issued abroad	3,469,033	64.8
Brazil Risk Note Programme	40,374	0.8
Euro CD	606,237	11.2
Euro Medium Term Note Programme	744,332	13.9
Euronotes	920,579	17.2
Fixed Rate Notes	1,117,136	20.9
Note Programme	40,375	0.8

TOTAL	5,348,788
% per maturity date

TOTAL - 09/30/2003
% per maturity date

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	98

e) Borrowings and onlendings

	09/30/2004						09/30/2003

	0-30	31-180	181-365	Over 365	Total	%	Total	%

BORROWINGS	659,439	2,055,818	1,852,616	2,298,518	6,866,391	60.9	9,257,120	68.7
Local	70,501	87,707	21,310	6,350	185,868	1.6	415,918	3.1
Foreign (*)	588,938	1,968,111	1,831,306	2,292,168	6,680,523	59.3	8,841,202	65.6
ONLENDINGS	89,937	656,438	742,244	2,913,715	4,402,334	39.1	4,226,691	31.3
Local onlendings - official institutions	89,937	579,011	742,244	2,913,715	4,324,907	38.4	4,198,015	31.1
BNDES	66,552	284,720	370,172	2,160,431	2,881,875	25.6	2,918,987	21.6
FINAME	22,305	191,681	318,049	723,816	1,255,851	11.1	1,059,170	7.9
Other	1,080	102,610	54,023	29,468	187,181	1.7	219,858	1.6
Interbank	—	77,427	—	—	77,427	0.7	28,676	0.2

TOTAL	749,376	2,712,256	2,594,860	5,212,233	11,268,725		13,483,811
% per maturity date	6.6	24.1	23.0	46.3

TOTAL - 09/30/2003	1,340,686	3,103,086	3,979,775	5,060,264	13,483,811
% per maturity date	10.0	23.0	29.5	37.5

(*) Foreign borrowings are basically represented by investments in commercial exchange operations related to export pre-financing and import financing.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	99

f) Securitization of Payment Orders Abroad

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	09/30/2004

	31-180	181-365	Over 365	Total

Securitization of payment orders abroad	275,717	275,368	1,481,046	2,032,131
% per maturity date	13.5	13.6	72.9

TOTAL - 09/30/2003	74,032	117,281	1,490,589	1,681,902
% per maturity date	4.4	7.0	88.6

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	100

g) Subordinated Debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

	09/30/2004					09/30/2003

	31-180	181-365	Over 365	Total	%	Total	%

CDB (1)	37,471	—	1,744,569	1,782,040	36.9	1,670,994	35.1
Debentures (2)	2,798	——	600,000	602,798	12.5	607,183	12.7
Euronotes (3)	11,858	—	1,314,424	1,326,282	27.4	1,342,645	28.1
Redeemable preferred shares (4)	—	74	1,123,635	1,123,709	23.2	1,149,373	24.1

TOTAL	52,127	74	4,782,628	4,834,829		4,770,195
% per maturity date	1.1	0.0	98.9

TOTAL - 09/30/2003	75,874	39	4,694,282	4,770,195
% per maturity date	1.6	0.0	98.4

(1) Bank Deposit Certificates:

—	issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;

—	issued on 02/26/2003, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2) Non-convertible debentures:

—	issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semiannually at the average Interbank Deposit (DI) rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3) Euronotes:

—	issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semiannually at the rate of 10% p.a.;

—	issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semiannually at the rate of 4.25% p.a.;

—	issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 06/28/2012 and paying interest semiannually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Redeemable preferred shares:

—	issued on 12/31/2002 by Itau Bank, Ltd., as part of the settlement of the investment in Banco Itaú-BBA, with no voting right, in the amount of US$ 393,099 thousand, with maturity in 12.5 years and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semiannually

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	101

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	09/30/2004	09/30/2003

Insurance	1,081,527	905,915
Unearned premiums	588,821	494,042
Unsettled claims	328,588	287,987
IBNR	140,705	113,032
Other	23,413	10,854

Life insurance and pension plan	7,954,353	4,252,773
Unearned premiums	201,669	189,271
Unsettled claims	34,403	36,385
IBNR	43,273	36,439
Mathematical reserve - benefits to be granted	7,333,902	3,774,838
Mathematical reserve - benefits granted	67,650	29,973
Financial surplus	159,970	107,117
Financial fluctuation	80,606	61,922
Other	32,880	16,828

Capitalization	1,011,748	927,110
Mathematical reserve for redemptions	912,868	820,375
Contingencies	83,271	90,849
Prizes	15,609	15,886

TOTAL	10,047,628	6,085,798

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	102

b) Technical Provisions Guarantees - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN

	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Short-term interbank investments - Money market	75,506	233,121	44,747	91,970
Securities and derivative financial instruments	734,389	574,026	7,758,534	4,042,704
PGBL/VGBL (1) funds quotas	—	—	6,117,892	2,773,078
Public	177,664	259,586	894,901	886,415
Private	556,725	314,440	745,741	383,211
Credit rights	240,438	134,229	164,072	142,763
Properties	41,337	46,105	—	—
TOTAL	1,091,670	987,481	7,967,353	4,277,437

	CAPITALIZATION		TOTAL

	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Short-term interbank investments - Money market	182,855	331,998	303,108	657,089
Securities and derivative financial instruments	850,157	619,126	9,343,080	5,235,856
PGBL/VGBL (1) funds quotas	—	—	6,117,892	2,773,078
Public	105,285	281,600	1,177,850	1,427,601
Private	744,872	337,526	2,047,338	1,035,177
Credit rights	—	—	404,510	276,992
Properties	—	—	41,337	46,105
TOTAL	1,033,012	951,124	10,092,035	6,216,042

(1)	PGBL and VGBL social security portfolio, owned by customers and recorded as marketable securities, according to the SUSEP accounts plan, as a contra entry to liabilities in the Social Security Technical Provisions account.

c) Result of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN

	01/01 to 09/30/2004	01/01 to 09/30/2003	01/01 to 09/30/2004	01/01 to 09/30/2003

Premiums and contributions	1,237,330	1,041,578	2,688,016	1,767,782
Changes in technical provisions	(68,475)	(66,981)	(1,570,365)	(1,113,613)
Expenses with claims	(754,246)	(624,090)	(76,041)	(74,075)
Selling expenses	(208,607)	(167,551)	(16,320)	(26,347)
Expenses with benefits and redemptions	—	—	(836,881)	(398,062)
Other income and expenses	53,607	51,888	(4,775)	(1,005)
Result of insurance, pension plan and capitalization operations	259,609	234,844	183,634	154,680

	CAPITALIZATION		TOTAL

	01/01 to 09/30/2004	01/01 to 09/30/2003	01/01 to 09/30/2004	01/01 to 09/30/2003

Premiums and contributions	622,169	576,417	4,547,515	3,385,777
Changes in technical provisions	(475,157)	(428,948)	(2,113,997)	(1,609,542)
Expenses with claims	—	—	(830,287)	(698,165)
Selling expenses	—	—	(224,927)	(193,898)
Expenses with benefits and redemptions	—	—	(836,881)	(398,062)
Other income and expenses	—	—	48,832	50,883
Result of insurance, pension plan and capitalization operations	147,012	147,469	590,255	536,993

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	103

NOTE 11 - OTHER ACCOUNTS

a) Other Sundry Receivables

	09/30/2004	09/30/2003

Tax credits (1)	3,595,163	4,105,346
Social contribution to be offset (1)	1,311,054	1,340,613
Taxes and contributions to offset	748,453	672,369
Deposits in guarantee	2,911,208	2,393,349
Tax appeals	1,696,029	1,551,345
Labor appeals	508,991	388,060
Civil	112,051	78,700
Overseas	566,696	292,404
Other	27,441	82,840
Accounts receivable in guarantee	113,045	113,045
Other domestic debtors	314,965	199,174
Other foreign debtors	104,762	142,331
Options for tax incentives	54,898	46,140
Recoverable payments	25,598	30,078
Salary advances	64,479	58,350
Receivables from related companies	34,549	37,470
Other	120,730	82,484
Total	9,398,904	9,220,749

(1) Note 13b I.

b) Other Sundry Liabilities

	09/30/2004	09/30/2003

Provisions for contingent liabilities	1,969,467	1,608,851
Labor liabilities	1,069,844	1,072,994
Civil lawsuits	659,875	439,862
Other	239,748	95,995
Provision for personnel	430,669	454,975
Provision for sundry payments	478,671	396,384
Liabilities for official agreements and rendering of payment services	153,048	157,686
Sundry creditors - local	232,462	226,118
Sundry creditors - foreign	130,196	348,454
Agreement and rendering services AOLA (1)	208,963	—
Liabilities for purchase of assets and rights	135,130	90,455
Related to insurance companies	189,724	99,424
Provision for restructuring BANESTADO and BEG	—	20,069
Provision to cover actuarial deficit (2)	27,670	27,500
Amounts payable to related companies	78,055	61,846
Creditors for resources to be released	21,486	19,539
Funds from consortia members	63,586	58,115
Other	8,117	6,213
Total	4,127,244	3,575,629

(1) Note 20.
(2) Note 19c.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	104

c) Banking Services Fees

	01/01 to 09/30/2004	01/01 to 09/30/2003

Fund management	1,035,790	966,487
Fund management fees	979,457	933,131
Income from management of consortia	56,333	33,356
Current account services	903,501	742,690
Credit cards	790,958	714,907
Annual fees	258,034	255,673
Other services	532,924	459,234
Credit operations and guarantees provided	649,200	484,712
Credit operations	571,606	401,701
Income from guarantees provided	77,594	83,011
Collection services	564,808	514,541
Collection fees	270,913	238,591
Collection services	148,383	122,367
Interbank charges (securities, checks and wire)	145,512	153,583
Other	421,973	354,576
Income from consultation to Serasa	103,471	84,600
Income from brokerage	65,345	30,363
Income from custody services and management of portfolio	30,093	26,421
Foreign exchange services	24,745	34,033
Other services	198,319	179,159

 Total

4,366,230

3,777,913

d) Personnel Expenses

	01/01 to 09/30/2004	01/01 to 09/30/2003

Remuneration	1,375,717	1,239,957
Charges	424,836	372,662
Social benefits	356,805	308,546
Training	33,241	31,537
Subtotal	2,190,599	1,952,702
Employee resignation and labor claims	219,099	335,484
Single bonus	—	56,441
Total	2,409,698	2,344,627

e) Other Administrative Expenses

	01/01 to 09/30/2004	01/01 to 09/30/2003

Data processing and telecommunication	795,144	757,534
Depreciation and amortization	412,706	450,215
Facilities	397,536	377,478
Third-party services	464,802	416,598
Financial system service cost	238,753	224,867
Advertising, promotions and publications	202,234	199,473
Transportation	136,142	139,676
Materials	105,265	110,172
Security	94,972	93,566
Legal	43,161	41,491
Travel expenses	30,944	29,273
Other	149,373	149,236
Total	3,071,032	2,989,579

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	105

f) Other operating income

	01/01 to 09/30/2004	01/01 to 09/30/2003

Reversal of operating provisions	35,735	111,659
Equity result in subsidiaries, not derived from net income	25,089	51,053
Recovery of charges and expenses	56,810	36,010
Net exchange variation on assets and liabilities of companies overseas	13,272	—
Other	76,994	62,033
Total	207,900	260,755

g) Other operating expenses

	01/01 to 09/30/2004	01/01 to 09/30/2003

Charges on taxes	99,179	123,712
Provision for contingencies	98,731	153,764
Sales - Credit cards	140,684	116,990
Civil lawsuits	272,370	160,678
Claims	63,760	80,896
Net exchange variation on assets and liabilities of companies overseas	—	48,483
Other	213,052	222,040
Total	887,776	906,563

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	106

NOTE 12 - EXTRAORDINARY RESULT

In order to permit the proper analysis of the financial statements for the period, the amount of R$ 300.599 was classified in the account Extraordinary Result, net of the related taxes, as follows:

Amortization of goodwill on investments	(371,021)
Partnership ITAÚ and CBD (1)	(349,184)
BPI - SIC (Sociedade Independente de Comunicação S.A.) and others	(21,837)
Favorable outcomes in administrative/legal suits	30,110
Realization of taxes on interest in the obtaining of long-term foreign resources	40,312

TOTAL	(300,599)

(1) Note 1.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	107

NOTE 13 - TAXES

a) Composition of expenses with taxes and contributions

I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on Operations for the Period	01/01 to 09/30/2004	01/01 to 09/30/2003

Income before income tax and social contribution	4,644,977	4,431,231
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(1,579,292)	(1,506,619)
Increase/Decrease to Income Tax and Social Contribution charges arising from:
Permanent (Inclusions) Exclusions	516,289	114,029
Investments in affiliates	11,784	(11,525)
Foreign exchange variation of overseas investments	148,439	(120,476)
Interest on own capital	294,859	234,057
Non-deductible provisions and other	61,207	11,973
Temporary Exclusions (Inclusions)	(255,032)	(248,289)
Allowance for loan losses	(9,156)	(234,271)
Excess (Insufficiency) of Depreciation	59,701	(5,093)
Adjustment to market value of securities for negotiation and derivative financial instruments	(20,297)	206,768
Labor provisions, tax contingencies and other	(285,280)	(215,693)
(Increase) Offset on tax losses/Negative social contribution basis	37,566	85,168
Expenses with Income Tax and Social Contribution	(1,280,469)	(1,555,711)

Related to Temporary Differences

Increase for the period	130,237	116,667
Prior periods increase (reversal)	(162,634)	52,820
Total Deferred Taxes	(32,397)	169,487

Total Income tax and Social contribution	(1,312,866)	(1,386,224)

II) Composition of tax expenses:

	01/01 to 09/30/2004	01/01 to 09/30/2003

PIS and COFINS	(727,613)	(506,417)
Municipal taxes	(153,795)	(133,184)
Tax on Bank Account Outflows	(113,284)	(100,937)
Other	(35,271)	(25,718)
Total (*)	(1,029,963)	(766,256)

(*) According to Note 4k.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	108

b) Tax Credits

I)	The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

	PROVISIONS		TAX CREDITS

	12/31/2003	09/30/2004	12/31/2003	Realization/ Reversal	Set up

Reflected in results			3,805,048	(1,214,333)	1,004,448
Related to tax losses and negative social contribution			830,251	(87,235)	—
Related to disbursed provisions			1,571,349	(564,535)	352,223
Allowance for loan losses			1,132,878	(457,340)	261,366
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)			46,334	(46,334)	—
Allowance for real estate			48,695	(5,678)	3,019
Other			343,442	(55,183)	87,838
Related to non-disbursed provisions (*)	4,683,127	4,902,910	1,403,448	(562,563)	652,225
Related to the operation	2,935,985	3,643,061	889,441	(377,263)	630,332
Interest on own capital	115,196	501,905	5,167	(5,167)	169,398
Tax contingencies	793,003	952,422	232,443	—	43,220
Labor contingencies	984,768	968,392	307,161	(225,480)	219,948
Civil contingencies	497,283	673,556	155,925	(29,560)	90,610
Other	545,735	546,786	188,745	(117,056)	107,156
Related to provisions in excess in relation to the minimum required not disbursed	1,747,142	1,259,849	514,007	(185,300)	21,893
Allowance for loan losses	906,000	1,000,000	289,713	—	21,893
Adjustment to market value of securities and derivative financial instruments (assets and liabilities)	545,000	—	185,300	(185,300)	—
Tax contingencies	296,142	259,849	38,994	—	—
Reflected in stockholders’ equity - adjustment to market value of securities available for sale			527	(527)	—
Total	4,683,127	4,902,910	3,805,575	(1,214,860)	1,004,448

Social contribution to offset arising from option foreseen in artcle 8 of Provisional Measure 2158-35 of August 24, 2001.			1,341,278	(30,224)	—

	TAX CREDITS

	09/30/2004	09/30/2003

Reflected in results	3,595,163	4,101,042
Related to tax losses and negative social contribution	743,016	815,401
Related to disbursed provisions	1,359,037	1,778,357
Allowance for loan losses	936,904	1,218,990
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)	—	34,957
Allowance for real estate	46,036	43,310
Other	376,097	481,100
Related to non-disbursed provisions (*)	1,493,110	1,507,284
Related to the operation	1,142,510	1,000,586
Interest on own capital	169,398	134,178
Tax contingencies	275,663	210,265
Labor contingencies	301,629	301,918
Civil contingencies	216,975	153,781
Other	178,845	200,444
Related to provisions in excess in relation to the minimum required not disbursed	350,600	506,698
Allowance for loan losses	311,606	282,208
Adjustment to market value of securities and derivative financial instruments (assets and liabilities)	—	185,300
Tax contingencies	38,994	39,190
Reflected in stockholders’ equity - adjustment to market value of securities available for sale	—	4,304
Total	3,595,163	4,105,346

Social contribution to offset arising from option foreseen in artcle 8 of Provisional Measure 2158-35 of August 24, 2001.	1,311,054	1,340,613

(*) From a financial point of view, rather than recording the provision of R$ 4,902,910 (R$ 4,683,127 at 12/31/2003) and Tax Credits of R$ 1,493,110 (R$ 1,403,448 at 12/31/2003) only the difference should be considered, because the deferred tax assets are only realized when the liability is disbursed.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	109

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/08.24.2001, existing at September 30, 2004, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

	Tax Credits
				Social contribution to offset
Realization year	Temporary differences	Tax loss and negative basis	TOTAL

2004	840,468	119,815	960,283	19,555
2005	710,604	245,914	956,518	115,714
2006	432,253	310,418	742,671	126,275
2007	357,861	66,869	424,730	137,146
2008	182,985	—	182,985	146,337
After 2008	327,976	—	327,976	766,027
Total	2,852,147	743,016	3,595,163	1,311,054

Present value (*)	2,578,181	684,057	3,262,238	1,073,257

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 427,464 (R$ 154,978 at 09/30/2003).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	110

c) Taxes and Social Security Contributions

I) The balance of Taxes and Social Security Contributions is represented as follows:

	09/30/2004	09/30/2003

Taxes and contributions on income payable	570,655	876,152
Withholding taxes and contributions payable	334,729	304,777
Provision for deferred income tax and social contribution	427,335	590,037
Provision for tax contingencies	2,309,227	1,913,195

Total	3,641,946	3,684,161

II) Change in Deferred Income Tax and Social Contribution

	12/31/2003	Realization/ Reversal	Set up	09/30/2004	09/30/2003

Reflected in income and expense accounts	364,355	(65,020)	65,477	364,812	354,466
Depreciation in excess - Leasing	224,336	(2,898)	64,414	285,852	232,232
Taxation on results abroad - Capital Gains	67,614	(1,727)	—	65,887	63,220
Revaluation reserve	9,365	(532)	—	8,833	16,862
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)	59,584	(59,584)	—	—	42,124
Other	3,456	(279)	1,063	4,240	28
Reflected in stockholders’ equity accounts - Mark-to-market of securities available for sale (1)	296,018	(233,495)	—	62,523	235,571

Total	660,373	(298,515)	65,477	427,335	590,037

(1) Note 2b.

III) Change in Allowance for Tax Contingencies

The allowance for tax contingencies comprises amounts related to tax matters, where ITAÚ HOLDING and its subsidiaries have lawsuits against tax authorities; the legality of this collection is being challenged in administrative or judicial courts.

	01/01 to 09/30/2004	01/01 to 09/30/2003

Opening balance	2,063,685	1,551,199
Balance from the acquisition of investment	—	106,801
Change in the period	245,542	255,195
Charges on taxes	76,853	121,172
Net recognition	187,943	207,362
Payments	(11,122)	(32,292)
Reversals	(8,132)	(41,047)
Closing balance	2,309,227	1,913,195

d) Taxes Paid or Provided For and Withheld from Clients

The table below shows the amount of taxes paid or provided for, basically levied on income, revenues and payroll, and the amount withheld from and paid for clients, directly levied on financial intermediation:

	01/01 to 09/30/2004	01/01 to 09/30/2003

Taxes Paid or provided for	2,870,253	2,721,042
Taxes withheld and collected from clients	3,849,754	3,790,375

Total	6,720,007	6,511,417

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	111

NOTE 14 - INVESTMENTS

a) Composition of investments

	09/30/2004	09/30/2003

Share of equity in affiliates - local	124,389	113,807
AGF Brasil Seguros S.A.	124,389	113,361
Other	—	446
Share of equity in affiliates - foreign	625,308	620,697
BPI - SGPS S.A. (BPI)	623,007	617,374
Other	2,301	3,323
Other investments	249,809	237,137
Investments by tax incentives	112,316	108,046
Equity securities	40,028	35,028
Shares and quotas	25,882	28,021
Other	71,583	66,042
Provision for losses	(111,903)	(93,435)
TOTAL	887,603	878,206

b) Composition of Equity in Results of Associated Companies

	01/01 to 09/30/2004	01/01 to 09/30/2003

Share of equity in associated - local	8,664	3,585
Share of equity in associated - foreign	25,995	(37,482)
Exchange variation in investments	(18,392)	(50,154)
Equity in the results of associates	44,387	12,672
Total	34,659	(33,897)

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	112

NOTE 15 - STOCKHOLDERS’ EQUITY

a) Shares

Capital comprises 115,585,340,539 book entry shares with no par value, of which 60,687,553,023 are common and 54,897,787,516 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the evolution of representative shares of capital and treasury shares during the period.

	NUMBER

	Common	Preferred	Total

Representative shares of capital at 12/31/2003	61,351,834,948	54,897,787,516	116,249,622,464
Cancellation of shares - E/OGM-04/28/2004	(664,281,925)	—	(664,281,925)
Representative shares of capital at 09/30/2004	60,687,553,023	54,897,787,516	115,585,340,539

Treasury shares at 12/31/2003	555,122,068	1,750,670,745	2,305,792,813
Purchase of shares (*)	124,698,741	1,002,810,000	1,127,508,741
Disposals - Stock option plan	—	(433,900,000)	(433,900,000)
Cancellation of shares - E/OGM-04/28/2004	(664,281,925)	—	(664,281,925)
Treasury shares at 09/30/2004 (*)	15,538,884	2,319,580,745	2,335,119,629

Outstanding shares at 09/30/2004	60,672,014,139	52,578,206,771	113,250,220,910

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period and the average cost of treasury shares and their market price at 09/30/2004:

Cost/market price (R$ 1/per thousand shares)	Common	Preferred

Purchases in the period
Minimum	221.18	225.69
Weighted average	253.03	253.62
Maximum	272.70	281.46

Balance of treasury shares
Average cost	241.85	201.38
Market price at 09/30/2004	273.00	317.50

The E/OGM of 04/28/2004 approved the shares grouping in the proportion of 1,000 shares for each one capital share, already approved by the Brazilian Central Bank. Through a Notice to the Stockholders, issued on 08/09/2004, a term of not less than 60 days was granted, due on 10/08/2004, for them to adjust their share position, in batches of 1,000 shares. As from 10/20/2004, the grouping will be effective resulting in 115,585,340 shares, of which 60,687,553 are common shares and 54,897,787 are preferred shares.

b) Dividends

Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.55 per thousand shares to be paid to preferred shares.

The advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last business day of the prior month as calculation basis, and the payment made in the first business day of the following month. The RCA of 05/03/2004 approved the increase of its value from R$ 0.13 to R$ 0.17 per thousand shares as from 07/01/2004.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	113

c) Stock Option Plan

ITAÚ HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the Institution at medium and long terms.

Up to September 30, 2004, the options were developed as follows:

					Lots of 1,000 shares

Issuance		Vesting period until	Exercise period until		Exercise price restated as of 09/30/2004 (R$1)	Granted	Exercised	Cancelled	Not exercised
Nº	Date

1st	05/15/1995	12/31/1997	12/31/2000		68.15	146,000	135,000	11,000	—
	05/15/1995	12/31/1997	12/31/2001		68.15	136,000	136,000	—	—
	07/30/2001	12/31/1997	12/31/2001		68.15	3,000	3,000	—	—
2nd	04/29/1996	12/31/1998	12/31/2001		73.44	105,000	105,000	—	—
	04/29/1996	12/31/1998	12/31/2002		73.44	240,000	230,000	10,000	—
	04/29/1996	12/31/1998	12/31/2003		73.44	252,000	252,000	—	—
3rd	02/17/1997	12/31/2001	12/31/2004		95.35	533,000	518,400	7,000	7,600
	06/22/2001	12/31/2001	12/31/2004		95.35	8,000	8,000	—	—
	07/30/2001	12/31/2001	12/31/2004		95.35	4,000	4,000	—	—
	10/16/2001	12/31/2001	12/31/2004		95.35	8,500	8,500	—	—
	12/28/2001	12/31/2001	12/31/2004		95.35	500	500	—	—
	2/8/2002	12/31/2001	12/31/2004		95.35	3,000	3,000	—	—
4th	2/9/1998	12/31/2002	12/31/2005		110.41	43,500	43,500	—	—
	2/9/1998	12/31/2002	12/31/2005		110.63	535,000	502,000	8,000	25,000
	06/22/2001	12/31/2002	12/31/2005		110.63	7,000	7,000	—	—
	07/30/2001	12/31/2002	12/31/2005		110.63	3,000	3,000	—	—
	12/28/2001	12/31/2002	12/31/2005		110.63	500	500	—	—
	2/8/2002	12/31/2002	12/31/2005		110.63	3,000	3,000	—	—
5th	2/22/1999	12/31/2003	12/31/2006		130.21	34,000	34,000	—	—
	2/22/1999	12/31/2003	12/31/2006		130.42	464,100	389,200	3,400	71,500
	6/22/2001	12/31/2003	12/31/2006		130.42	7,000	7,000	—	—
	7/30/2001	12/31/2003	12/31/2006		130.42	3,000	3,000	—	—
	10/16/2001	12/31/2003	12/31/2006		130.42	5,000	5,000	—	—
	12/28/2001	12/31/2003	12/31/2006		130.42	500	500	—	—
	2/8/2002	12/31/2003	12/31/2006		130.42	4,000	4,000	—	—
	1/7/2004	12/31/2003	12/31/2006		130.42	6,250	6,250	—	—
6th	2/14/2000	12/31/2004	12/31/2007		199.09	533,200	99,600	25,400	408,200
	6/22/2001	12/31/2004	12/31/2007		199.09	7,000	—	—	7,000
	10/16/2001	12/31/2004	12/31/2007		199.09	5,000	—	—	5,000
	12/28/2001	12/31/2004	12/31/2007		199.09	500	—	—	500
	2/8/2002	12/31/2004	12/31/2007		199.09	5,000	—	—	5,000
	1/7/2004	12/31/2004	12/31/2007		199.09	6,250	—	—	6,250
7th	02/19/2001	12/31/2005	12/31/2008		258.03	510,000	20,800	21,600	467,600
	02/19/2001	12/31/2005	12/31/2008		256.78	22,000	—	—	22,000
	10/16/2001	12/31/2005	12/31/2008		256.78	5,000	—	—	5,000
	3/10/2003	12/31/2005	12/31/2008		258.03	6,000	—	—	6,000
	1/7/2004	12/31/2005	12/31/2008		258.03	6,250	—	—	6,250
	02/16/2004	12/31/2005	12/31/2008		258.03	7,000	—	—	7,000
8th	3/4/2002	12/31/2006	12/31/2009		246.07	534,150	21,850	23,450	488,850
	3/4/2002	12/31/2006	12/31/2009		244.58	9,000	—	—	9,000
	1/7/2004	12/31/2006	12/31/2009		244.58	6,250	—	—	6,250
9th	3/10/2003	12/31/2007	12/31/2010		166.63	533,900	49,500	16,000	468,400
	3/10/2003	12/31/2007	12/31/2010		166.74	13,500	3,000	—	10,500
	1/7/2004	12/31/2007	12/31/2010		166.74	6,250	—	—	6,250
10th	2/16/2004	12/31/2008	12/31/2011		251.85	504,695	—	9,980	494,715

				Total		5,275,795	2,606,100	135,830	2,533,865

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to that for exercising the option.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	114

NOTE 16 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in the consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. And Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 19a; and

•	Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and Note 21f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

•
Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

•	Purchase, lease, maintenance and techinical assistance of IT equipment from Itautec Philco S.A. And subsidiaries.

•	Rental of real estates from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	115

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries. The book value of each financial instrument, whether included or not in the balance sheet, when compared to the values that might be obtained in an active market, or in the absence of such markets, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1) (2)
	BOOK VALUE		MARKET		Result

	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004

Interbank deposits	9,161,080	10,370,629	9,171,361	10,378,933	10,281
Securities and derivatives	28,258,317	29,059,565	28,258,317	29,059,565
Securities unrealized result					1,556,524
Additional provision (exceeding minimum required)					600,000
Adjustment of securities available for sale					677,830
Adjustment of securities held to maturity					278,694
Loan, leasing operations and other credits	41,783,375	33,642,353	42,092,109	33,835,031	308,734
Investment in BPI	623,007	617,374	1,314,132	1,031,295	691,125
Time and interbank deposits and funds from acceptance and issuance of securities and borrowings abroad	20,777,863	25,053,034	20,691,128	25,052,277	86,735
Securitization of payment orders abroad	2,032,131	1,681,902	1,899,041	1,625,706	133,090
Subordinated debts	4,834,829	4,770,195	4,750,791	4,645,109	84,038
Treasury shares	470,880	249,743	740,714	345,383	—
Total unrealized					2,870,527

	Unrealized income (loss) (1) (2)

	Result	Stockholders’ equity

	09/30/2003	09/30/2004	09/30/2003

Interbank deposits	8,304	10,281	8,304
Securities and derivatives
Securities unrealized result	1,273,093	782,435	593,637
Additional provision (exceeding minimum required)	545,000	600,000	545,000
Adjustment of securities available for sale	679,456	—	—
Adjustment of securities held to maturity	48,637	182,435	48,637
Loan, leasing operations and other credits	192,678	308,734	192,678
Investment in BPI	413,921	691,125	413,921
Time and interbank deposits and funds from acceptance and issuance of securities and borrowings abroad	757	86,735	757
Securitization of payment orders abroad	56,196	133,090	56,196
Subordinated debts	125,086	84,038	125,086
Treasury shares	—	269,834	95,640
Total unrealized	2,070,035	2,366,272	1,486,219

(1)	Does not consider the corresponding tax effects.

(2)	Includes unrealized gains to minority interest amounting to R$ 310,005 (R$ 218,207 at 09/30/2003) on result and R$ 283,644 (R$ 169,877 at 09/30/2003) on stockholders’ equity.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	116

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 1, 2004 for floating-rate securities.

•
Securities and Derivative Financial Instruments were stated at their market value, according to the rules established by Circular 3068 of 11/08/2001 and Circular 3082 of 1/30/2002, issued by the Brazilian Central Bank (BACEN), except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•	Investments and equity shares in foreign subsidiary and affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

•
Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on October 1, 2004. The effects of hedges (swap contracts) are also taken into account.

•
Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer, The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	117

NOTE 18 - RECLASSIFICATIONS FOR COMPARISON PURPOSES

There were reclassifications in the 09/30/2003 balances, in order to preserve the comparability, due to the regrouping, in the Balance Sheet, of the accounts Investment of Assets Guaranteeing Technical Provisions-SUSEP, Borrowings and Onlendings and of the more adequate classification in the Statement of Income of expenses and income with Exchange Transactions, Commissions on Credit Operations, Sale of Credit Cards, Civil Lawsuits and Losses with Claims.

	Prior disclosures	Reclassifications	Reclassified balances

ASSETS

CURRENT ASSETS AND LONG-TERM RECEIVABLES
MONEY MARKET
Money market	11,610,191	146,908	11,757,099
Money market - Funds guaranteeing technical provisions - SUSEP	—	657,089	657,089
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
Own portfolio	15,312,003	(536,905)	14,775,098
Related to guarantees	6,195,624	(2,729,870)	3,465,754
Assets guaranteeing technical provisions - SUSEP - Other securities	—	2,462,778	2,462,778
TOTAL ASSETS	118,981,949	—	118,981,949

LIABILITIES

CURRENT AND LONG-TERM LIABILITIES
INTERBANK ACCOUNTS
Interbank onlendings	28,676	(28,676)	—
BORROWINGS AND ONLENDINGS
Borrowings	—	9,257,120	9,257,120
Onlendings	—	4,226,691	4,226,691
BORROWINGS	9,257,120	(9,257,120)	—
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	4,198,015	(4,198,015)	—
TOTAL LIABILITIES	118,981,949	—	118,981,949

STATEMENT OF INCOME FOR THE PERIOD

INCOME FROM FINANCIAL INTERMEDIATION	9,458,129	57,204	9,515,333
Loan, leasing and other credits	4,912,091	77,662	4,989,753
Results of operations with securities	2,889,490	(71,456)	2,818,034
Results of exchange operations	82,719	50,998	133,717
EXPENSES FROM FINANCIAL INTERMEDIATION	(1,282,230)	(70,212)	(1,352,442)
Borrowings and Onlendings	1,865,852	(70,212)	1,795,640
GROSS INCOME FROM FINANCIAL INTERMEDIATION	6,979,124	(13,008)	6,966,116
OTHER OPERATING INCOME (EXPENSES)	(2,399,734)	(65,527)	(2,465,261)
Income from Services Rendered	3,718,636	59,277	3,777,913
Personnel expenses	(2,316,708)	(27,919)	(2,344,627)
Other Administrative Expenses	(3,158,897)	169,318	(2,989,579)
Tax Expenses	(740,184)	(26,072)	(766,256)
Other Operating Income	296,511	(35,756)	260,755
Other Operating Expenses	(702,188)	(204,375)	(906,563)
OPERATING INCOME	4,579,390	(78,535)	4,500,855
NON-OPERATING RESULT	(148,159)	78,535	(69,624)
NET INCOME	2,297,871	—	2,297,871

During this quarter, Expenses with Commissions on Loan Operations, Sale of Credit Cards, Civil Lawsuits and Claims were reclassified in the Statement of Income, relating to the period from 01/01 to 06/30/2004.

STATEMENT OF INCOME FOR THE PERIOD	01/01 to 06/30/2004 disclosed	Reclassifications for the period		01/01 to 06/30/2004 Reclassified
		01/01 to 03/31/2004	04/01 to 06/30/2004

INCOME FROM FINANCIAL INTERMEDIATION	9,909,509	(53,583)	(43,557)	9,812,369
Loan, leasing and other credits	5,438,015	(53,583)	(43,557)	5,340,875
GROSS INCOME FROM FINANCIAL INTERMEDIATION	4,506,941	(53,583)	(43,557)	4,409,801
OTHER OPERATING INCOME (EXPENSES)	(1,480,791)	36,160	19,964	(1,424,667)
Other administrative expenses	(2,446,321)	239,608	176,513	(2,030,200)
Other operating expenses	(308,002)	(203,448)	(156,549)	(667,999)
OPERATING INCOME	3,026,150	(17,487)	(23,529)	2,985,134
NON-OPERATING RESULT	(31,388)	17,487	23,529	9,628
NET INCOME	1,824,916			1,824,916

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	118

NOTE 19 - BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries in respect of benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired after August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Previdência e Seguros S.A.

During the period, the contributions totaled R$ 19,536 (R$ 19,415 from 01/01 to 9/30/2003). The contribution rate increases based on the beneficiary’ salary.

b) Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 12,605 (R$ 6,365 from January 1 to September 30,2003). The contribution rate increases based on the beneficiary’s age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and net actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below:

	30/09/2004	30/09/2003

Net assets of the plan	7,672,767	6,432,118
Actuarial liabilities	(6,062,989)	(5,282,522)
Surplus (1)	1,609,778	1,149,596

(1) According to paragraph 49g of the attachment to the CVM Deliberation 371/00, the net assets were not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,670 (R$ 27,500 at 9/30/2003) to cover insufficient actuarial reserves.

d) Changes of net assets and actuarial liabillities and surplus

Description	01/01 to 09/30/2004			01/01 to 09/30/2003
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus

Present value - beginning of the period	6,925,160	(5,731,144)	1,194,016	5,541,053	(4,989,799)	551,254
Adjustments in the period (1)	—	—	—	—	16,597	16,597
Expected return from assets/ Cost of current service + interest	630,288	(565,710)	64,578	503,965	(498,725)	5,240
Benefits paid	(233,865)	233,865	—	(189,405)	189,405	—
Contributions sponsors/participants	51,421	—	51,421	44,261	—	44,261
Gains/(Losses) in the period (2)	299,763	—	299,763	532,244	—	532,244
Present value - end of period	7,672,767	(6,062,989)	1,609,778	6,432,118	(5,282,522)	1,149,596

(1) Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.
(2) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	119

e) Main assumptions used in actuarial assessment

Description	09/30/2004	09/30/2003

Discount rate (1)	10.24% p.a.	10.24% p.a.
Return rate expected for the assets	12.32% p.a.	12.32% p.a.
Mortality table	GAM-83	(2)
Turnover (3)	Exp.Itaú 99/01	Exp.Itaú 99/01
Future salary growth	7.12% p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit (4)	Projected Unit Credit (4)

(1)	Considering the plans managed by FUNBEP and PREBEG, sponsored by BANESTADO and BEG, a discount rate of 11.80% p.a. and 12.32% p.a., respectively, started being used as from December 31, 2002, considering the weighted average return rate expected for the assets of the mentioned plans, including fixed income securities with terms compatible with those of the actuarial obligations.
(2)	On September 30, 2003, the Supplementary Retirement Plan, the Benefit Plan 002 and the Life Supplementary Retirement Plan, managed by Fundação Itaubanco, and FUNBEP used the AT-49 table, while the Franprev Benefit Plan, also managed by Fundação Itaubanco, PREBEG and the Healthcare Plans adopted the GAM-71 table. As of December 31, 2003, to replace these tables, the GAM-83 table started being used.
(3)	The turnover assumption is based on the effective participants of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.
(4)	Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	120

NOTE 20 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAÚ HOLDING through its subsidiaries holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance signed with that company which is a “joint venture” of America Online Inc. and companies of Cisneros group to operate in Latin America as interactive services provider. The agreement signed on June 12, 2000 and amended through the Memorandum of Understanding dated December 14, 2002, included the contracting by América Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services rendered by ITAÚ HOLDING, in accordance with the contractual term ending on March 24, 2006.

The original purchase of shares did not imply in monetary disbursement, since, in parallel to the subscription, the amount of the resources related to the contract of services provider was previously received, in the same amount. This amount, firstly classified in our financial statements in an account reducer to the cost of purchase of the shares, as from December 31, 2003, is classified in other sundry liabilities and has been used to render the services contracted, with the amount of R$ 208,963 to be appropriated as income (Note 11b).

At 09/30/2004, the shares were rated at US$ 0.44 each (US$ 1.05 at 09/30/2003) and are classified in Marketable Securities, at their market value - R$45,202 (R$ 63,141 at 09/30/2003).

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	121

NOTE 21 - ADDITIONAL INFORMATION

a) Investment funds and managed portfolios - ITAÚ HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers’ and Group portfolios, domestic and foreign, distributed, as follows:

	Amount		Amount(*)		Number of funds

	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Investment funds	86,443,689	66,905,778	86,443,689	66,905,778	717	665
Fixed income	82,571,363	64,996,540	82,571,363	64,996,540	646	593
Shares	3,872,326	1,909,238	3,872,326	1,909,238	71	72
Managed portfolios	29,605,340	22,603,320	7,330,431	5,910,987	4,679	3,015
Customers	16,692,097	13,034,160	3,952,234	3,916,010	4,637	2,964
Itaú Group	12,913,243	9,569,160	3,378,197	1,994,977	42	51
TOTAL	116,049,029	89,509,098	93,774,120	72,816,765	5,396	3,680

(*) It refers to the distribution after elimination of double countings of managed funds in investment funds.

b) Funds from Consortia

	09/30/2004	09/30/2003

Monthly estimate of installments receivable from participants	33,562	27,662
Group liabilities by installments	1,303,106	973,310
Participants - assets to be delivered	1,184,958	867,095
Funds available for participants	124,956	94,990

(In numbers)
Number of managed groups	882	979
Number of current participants	129,458	114,942
Number of assets to be delivered to participants	71,765	59,864

c)	Insurance Policy - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee their values and assets at amounts considered sufficient to cover possible claims.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	122

d) Foreign currencies

The balances in Reais linked to foreign currency were:

	09/30/2004	09/30/2003

Permanent foreign investments (*)	6,610,956	6,416,696
Net amount of assets and liabilities indexed to foreign currency, including derivatives	(8,425,020)	(5,921,602)
Net foreign exchange position	(1,814,064)	495,094

(*) Not considering the participation of the other shareholders of Banco Itaú Europa S.A., the net foreign exchange position would be R$ (2,558,523), (R$ (162,067) on September 30, 2003), in ITAÚ HOLDING CONSOLIDATED.

e)	Fundação Itaú Social - ITAÚ HOLDING and its controlled companies are the main sponsors of Fundação Itaú Social, whose objectives are: 1) managing “Itaú Social Program” which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program” and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other group companies.

Donations made by the consolidated companies (R$ 1.7 million in the period) were destined to the foundation’s social investment fund, which totaled R$ 302 million at September 30, 2004, and the income arising therefrom should be destined for the foundation’s social purposes.

f)	Instituto Itaú Cultural - IIC - ITAÚ HOLDING and its controlled companies are the founding members and supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 15,000 (R$ 9,988 from January 1 to September 30, 2004).

g)	Commissions receivable - Full provision has been made for the amount of commissions receivable relating to services rendered to the Social Security Institute (INSS), comprising the period from April to December 2002, May to December 2003 and from January to September 2004, in the amount of R$ 107,950 (R$ 92,845 corresponding to the period from January 2002 to September 2003, as of September 30, 2003). During the period, up to March 2004, commissions were received in the amount of R$ 40,225.

h)	Restricted operations on linked assets

We present below information related to the restricted operations on linked assets, carried out as prescribed by BACEN Resolution 2921/02.

	0 - 30	31 - 180	181 - 365	Over 365	09/30/2004	01/01 to 09/30/2004
					Total	Income (Expenses)

Restricted operations on linked assets
Credit operations	2,814	2,733	792	341,845	348,184	(9,415)

Liabilities for restricted operations on linked assets
Liabilities for securities issued overseas	2,814	2,733	656	341,845	348,048	9,605

Net result of restricted operations						190

On September 30, 2004, there were no delinquent balances.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	123

NOTE 22 - INFORMATION ON SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)
	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Assets
Current and long-term receivables
Cash and cash equivalents	91,027	103,134	43,818	359,018	40,594	51,569
Short-term interbank deposits	2,720,390	3,851,349	—	4,381	3,920,153	3,863,931
Securities	3,440,407	4,257,064	217,558	300,959	1,673,926	1,308,936
Loans, leasing operations and other credits	1,207,685	1,787,447	775,920	537,910	2,207,045	1,997,893
Prepaid expenses	45,826	79,646	1,880	425	5,362	3,252
Other assets	518,249	487,494	375,960	69,954	42,645	1,619,864
Permanent assets
Investments	620,596	15,254	2,301	3,323	517,124	12,061
Fixed assets	963	1,331	59,645	61,772	9,902	10,785
Deferred charges	2,705	3,249	28,124	70,087	9,827	1,689
Total	8,647,848	10,585,968	1,505,206	1,407,829	8,426,578	8,869,980

Liabilities
Current and long-term liabilities
Deposits	1,100,797	1,691,343	1,119,545	1,001,205	4,196,860	3,767,341
Demand deposits	28,287	17,047	396,059	417,850	498,428	177,617
Savings accounts	—	—	230,000	152,200	—	—
Interbank deposits	555,506	407,810	104,695	17,482	211,620	399,755
Time deposits	517,004	1,266,486	388,791	413,673	3,486,812	3,189,969
Money market	416,588	567,002	—	—	555,370	596,648
Deposits received under securities repurchase agreements	932,818	1,056,361	—	—	1,667,074	1,117,136
Borrowings	681,184	2,334,185	30,329	39,953	514,384	720,062
Derivative financial instruments	43,428	11,609	—	—	19,726	26,608
Other liabilities	3,382,966	3,006,640	90,600	69,794	71,191	1,800,997
Deferred income	9,136	11,030	—	—	1,603	1,261
Minority interest in subsidiaries	—	—	—	—	143	135
Stockholders’ equity
Capital and reserves	2,071,868	1,672,612	263,754	315,749	1,344,928	816,058
Income from the year	9,063	235,186	978	(18,872)	55,299	23,734
Total	8,647,848	10,585,968	1,505,206	1,407,829	8,426,578	8,869,980

	Itau Bank, Ltd.		IFE - Banco Bemge (Uruguay) S.A. And Banco Del Paraná S.A.		Non-financial (3)
	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Assets
Current and long-term receivables
Cash and cash equivalents	50,760	8,064	3,884	270	16,179	23,368
Short-term interbank deposits	870,665	399,925	—	19,229	97,961	100,686
Securities	1,525,373	1,450,358	—	—	59,218	6,910
Loans, leasing operations and other credits	75,176	638,626	—	117	—	—
Prepaid expenses	192	1,066	—	—	28	57
Other assets	77,369	60,904	1,463	9,524	677,890	663,165
Permanent assets
Investments	1,592	117,447	—	—	2,850,988	2,840,333
Fixed assets	65	102	165	426	1,016	846
Deferred charges	7	18	—	29	365	1,220
Total	2,601,199	2,676,510	5,512	29,595	3,703,645	3,636,585

Liabilities
Current and long-term liabilities
Deposits	355,331	209,374	227	3,522	—	1
Demand deposits	66,785	12,974	132	715	—	—
Savings accounts	—	—	—	67	—	—
Interbank deposits	130,094	19,000	—	—	—	1
Time deposits	158,452	177,400	95	2,740	—	—
Money market	41,474	12,293	—	—	—	—
Deposits received under securities repurchase agreements	—	8,874	—	—	—	—
Borrowings	5	74,305	—	—	137,682	180,491
Derivative financial instruments	8,539	32,101	—	—	—	—
Other liabilities	1,127,549	1,170,717	2,316	5,452	76,003	72,798
Deferred income	191	4,583	—	—	478	459
Minority interest in subsidiaries	—	—	—	—	307	285
Stockholders’ equity
Capital and reserves	984,259	925,051	3,638	34,760	3,309,468	3,085,427
Income from the year	83,851	239,212	(669)	(14,139)	179,707	297,124
Total	2,601,199	2,676,510	5,512	29,595	3,703,645	3,636,585

	Banco Itaú-BBA S.A. (4) subsidiaries		Foreign consolidated (5)
	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Assets
Current and long-term receivables
Cash and cash equivalents	32,165	30,983	267,625	566,501
Short-term interbank deposits	2,502,492	2,198,597	6,694,762	9,431,685
Securities	4,111,953	3,509,747	10,653,728	10,483,637
Loans, leasing operations and other credits	3,459,064	2,228,548	7,574,718	7,024,100
Prepaid expenses	11,555	15,047	64,926	99,494
Other assets	369,860	353,697	2,056,189	3,248,321
Permanent assets
Investments	28,575	28,902	629,443	624,797
Fixed assets	212	195	72,517	76,141
Deferred charges	24	51	41,398	76,778
Total	10,515,900	8,365,767	28,055,306	31,631,454

Liabilities
Current and long-term liabilities
Deposits	3,433,424	1,868,269	6,957,697	7,427,457
Demand deposits	108,289	516,270	1,026,869	1,124,611
Savings accounts	—	—	230,000	152,267
Interbank deposits	—	—	663,782	815,954
Time deposits	3,325,135	1,351,999	5,037,046	5,334,625
Money market	—	—	772,432	1,175,943
Deposits received under securities repurchase agreements	572,817	1,544,996	3,050,598	3,565,287
Borrowings	3,879,485	2,852,367	5,007,050	6,034,925
Derivative financial instruments	131,292	216,991	183,681	283,527
Other liabilities	649,973	515,051	5,333,141	6,565,475
Deferred income	5,049	7,644	16,457	24,977
Minority interest in subsidiaries	—	—	123,294	137,167
Stockholders’ equity
Capital and reserves	1,740,533	1,223,757	6,307,570	5,311,041
Income from the year	103,327	136,692	303,386	1,105,655
Total	10,515,900	8,365,767	28,055,306	31,631,454

(1)	Banco Itaú S.A. - Branches, Grand Cayman and New York .

(2)	Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A. And BIEL Fund Management Company S.A.

(3)	Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A. Sociedad Gerente de Fondos Comunes de Inversion, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper Internacional Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A. And, only at September 30, 2004, Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation and Tanzanite Corporation.

(4)	BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Uruguay branch, Mundostar S.A., BBA Representaciones S.A., Karen International Ltd., Nevada Woods S.A., AKBAR - Marketing e Serviços, Lda, BBA Overseas Ltd. and BBA Icatu Securities, INC.

(5)	Information on foreign consolidated presents net balances of eliminations from consolidation.

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	124

NOTE 23 - STATEMENT OF CASH FLOW

We present below the Statement of Cash Flow prepared by the Indirect Method:

	01/01 to 09/30/2004	01/01 to 09/30/2003

Adjusted net income	7,425,833	5,493,176
Net income	2,745,296	2,297,871
Adjusted net income:	4,680,537	3,195,305
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	273,869	(663,999)
Allowance for loan losses	1,147,676	1,591,598
Results from operations with subordinated debt	305,434	35,400
Results from operations with foreign payment order securitization	14,469	(225,428)
Change in technical provision for insurance, pension plan and capitalization	2,113,997	1,609,542
Depreciation and amortization	412,706	450,215
Extraordinary result in subsidiaries and associated companies - amortization of goodwill	371,021	523,738
Assets deferred income tax	32,397	(169,487)
(Income) deficit on disposal of assets and investments	25,757	42,495
Equity in the results of associated and subsidiary companies	(34,659)	33,897
Exchange variation of permanent asset, assets not for own use and provision for losses	2,703	24,594
Minority interest result	15,167	(57,260)
Changes in assets and liabilities	(10,113,881)	(5,393,150)
(Increase) Decrease in short-term interbank investments	(4,139,602)	(5,813,278)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	356,296	(3,979,657)
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	(1,479,583)	2,572,551
(Increase) Decrease in interbank and interbranch accounts (assets/liabilities)	381,857	(49,013)
(Increase) Decrease in loan, lease and other credit operations	(7,435,427)	13,179
(Increase) Decrease in other credits and assets	(753,967)	(238,378)
(Increase) Decrease in foreign exchange portfolio (assets/liabilities)	7,678	22,358
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	244,514	73,390
(Decrease) Increase in other liabilities	2,757,522	1,998,040
(Decrease) Increase in deferred income	(53,169)	7,658
Operating Activities - net cash provided by (invested)	(2,688,048)	100,026

Interest on own capital/Dividends received from associated companies	39,163	—
Sale of assets not for own use	96,739	160,481
Sale of investments	5,264	15,830
Sale of fixed assets for use	25,978	20,263
Decrease in deferred charges	5,981	3,332
Purchase of assets not for own use	(71,636)	(163,750)
Purchase of investments	(25,435)	(41,149)
Goodwill in the acquisition of investments	(380,541)	(539,474)
Purchase of fixed assets for use	(294,870)	(277,355)
Deferred charges	(64,092)	(87,484)
Change in participation of minority interest	(982)	2,238
Investment Activities - net cash provided by (invested)	(664,431)	(907,068)

Increase (decrease) in deposits	892,698	(4,583,408)
Increase (decrease) in money market	4,996,402	6,418,107
Increase (decrease) in funds for issuance of securities	509,150	793,885
Increase (decrease) in liabilities by borrowing and onlendings	(1,699,441)	(1,117,135)
Increase (decrease) in credit card operations	19,534	(109,408)
Increase (decrease) in foreign payment order securitization	42,722	483,956
Increase (decrease) in liabilities for subordinated debt	(284,176)	(857,622)
Granting for share options	62,859	29,245
Share subscription	—	522,220
Purchase of own shares	(285,888)	(135,770)
Interest on own capital paid	(1,132,175)	(887,471)
Financing Activities - net cash provided by (invested)	3,121,685	556,599
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(230,794)	(250,443)

At the beginning of the period	2,156,958	1,894,256
At the end of the period	1,926,164	1,643,813
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(230,794)	(250,443)

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	125

Report of Independent Auditors

To the Board of Directors and Stockholders

Banco Itaú Holding Financeira S.A.

1.	We have carried out limited reviews of the Quarterly Information of Banco Itaú Holding Financeira S.A. And its subsidiaries (consolidated) for the nine-month periods ended on September 30, 2004 and 2003, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2.	Our reviews were carried out in conformity with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. And its subsidiaries.

3.	Based on our limited review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

São Paulo, November 8, 2004

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Ricardo Baldin Contador CRC 1SP110374/O-0

Emerson Laerte da Silva Contador CRC 1SP171089/O-3

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	126

OPINION OF THE FISCAL COUNCIL

     The members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., after examining the financial statements for the third quarter of 2004, were able to verify the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company’s Board of Directors.

São Paulo-SP, November 8, 2004

GUSTAVO JORGE LABOISSIERE LOYOLA
Chairman

ALBERTO SOZIN FURUGUEM
Member

IRAN SIQUEIRA LIMA
Member

Banco Itaú Holding Financeira S.A. – Consolidated Financial Statements - September 30, 2004	127